As filed with the Securities and Exchange Commission on November 17, 2008

Securities Act File No. 333-147825 Investment Company Act File No. 811-5870

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	|X|
Pre-Effective Amendment No.	| |
Post-Effective Amendment No. 1	|X|
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	|X|
Amendment No. 32 (Check appropriate box or boxes)	|X|

BlackRock Senior Floating Rate Fund, Inc. (Exact name of registrant as specified in its charter)
100 Bellevue Parkway Wilmington, Delaware 19809 (Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: 1-800-441-7762

Donald C. Burke BlackRock Senior Floating Rate Fund, Inc. 100 Bellevue Parkway Wilmington, Delaware 19809 (Name and Address of Agent for Service)

Copies to:
Michael K. Hoffman Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036	Howard B. Surloff BlackRock Advisors, LLC 100 Bellevue Parkway Wilmington, Delaware 19809

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
If any securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box. |X|
It is proposed that this filing will become effective (check appropriate box):
|X|	when declared effective pursuant to Section 8(c)
If appropriate, check the following box:
| |	this [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
| |	this Form is filed to register additional securities for an offering pursuant to Rule
462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is _________.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act, the Prospectus in this Registration Statement is a combined prospectus and relates to Registration Statements Nos. 333-39837 and 333-15973, as amended, previously filed by the Registrant on Form N-2. This Registration Statement also constitutes Post-Effective Amendment No. 18 to Registration Statement No. 333-39837 and Post-Effective Amendment No. 18 to Registration Statement No. 333-15973 previously filed by the Registrant on Form N-2 and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities Act. The Registration Statement and the registration statement amended hereby are collectively referred to hereunder as the “Registration Statement.”

Master Senior Floating Rate LLC has also executed this Registration Statement.

PROSPECTUS
December       , 2008

BlackRock Senior Floating Rate Fund, Inc.
Common Stock

     BlackRock Senior Floating Rate Fund, Inc. (the “Fund”) is a continuously offered, non-diversified, closed-end fund. The Fund seeks as high a level of current income and such preservation of capital as is consistent with investment in senior collateralized corporate loans (primarily in the form of participation interests) made by banks and other financial institutions.

     The Fund is a “feeder” fund that invests all of its assets in Master Senior Floating Rate LLC (the “Master LLC”). The Master LLC has the same investment objective and strategies as the Fund. All investments will be made at the Master LLC level. The Fund’s investment results will correspond directly to the investment results of the Master LLC. For simplicity, this prospectus (“Prospectus”) sometimes uses the term “Fund” to include the Master LLC. There can be no assurance that the investment objective of the Fund will be realized.

     Currently, there is no secondary market for the Fund’s common stock. To provide liquidity, the Fund generally intends to make quarterly tender offers for its shares. In a tender offer, the Fund repurchases outstanding shares at the Fund’s net asset value on the last day of the offer. If a tender offer is not made, shareholders may not be able to sell their shares.

     Shares of common stock of the Fund are offered on a best efforts basis at a price equal to the next determined net asset value per share without a front-end sales charge. As of December       , 2008, the net asset value per share was $      . Shares may be purchased directly from BlackRock Investments, Inc. (“BII” or “Distributor”) or from other selected securities dealers or other financial intermediaries.

     This Prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference. The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Sales Load(2)	Proceeds to Fund(3)

Per Share	$	None	$

Total(3)	$	None	$

(1)	The common stock is offered on a best efforts basis at a price equal to net asset value that ranged from $6.40 to $10.04 per share between November 3, 1989 (commencement of operations) to the date of this Prospectus.

(2)	The Distributor pays all offering expenses (other than registration fees) and sales commissions to selected dealers from its own assets. Therefore, all of the proceeds of this offering will be available to the Fund for investment in the Master LLC. See “Purchase of Shares.”

(3)	These amounts (a) do not take into account prepaid registration fees (approximately $ ), which are being charged to income as the related shares are issued, and (b) assume all shares currently registered are sold in the continuous offering.

Investment Adviser
BlackRock Advisors, LLC

Distributor
BlackRock Investments, Inc.

PROSPECTUS SUMMARY

This summary is qualified in its entirety by reference to the detailed information included in this Prospectus.

The Fund

BlackRock Senior Floating Rate Fund, Inc. is a continuously offered, non-diversified, closed-end fund.

The Fund is a “feeder” Fund that invests all of its assets in a corresponding “master” portfolio of the Master LLC. The Master LLC has the same investment objective and strategies as the Fund. All portfolio investments are made at the Master LLC level. This structure is sometimes called a “master/feeder” structure. The Fund’s investment results will correspond directly to the investment results of the Master LLC. For simplicity, this Prospectus sometimes uses the term “Fund” to include the Master LLC.

The Offering

Shares of common stock of the Fund are offered by BII (the “Distributor”), or selected securities dealers or other financial intermediaries, including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”). Investors also may mail a purchase order directly to PNC Global Investment Servicing Inc. (the “Transfer Agent”), the Fund’s Transfer Agent.

The Distributor offers the Fund’s common stock on a best efforts basis at a price equal to the next determined net asset value per share without a front-end sales charge. Shares are sold subject to certain minimum purchase requirements:

For Investments in the Fund made	The Minimum Initial Purchase Amount is	The Minimum Subsequent Purchase Amount is
Directly through the Fund’s
Distributor or Transfer Agent	$1,000	$50
Via a Merrill Lynch-maintained
401(k) or 403(b) plan	None	None
Via another retirement plan	$250	$ 1

Investment Objective and Policies

Through its investment in the Master LLC, the Fund seeks to provide shareholders with as high a level of current income and such preservation of capital as is consistent with investment in senior collateralized corporate loans made to U.S. or non-U.S. borrowers that meet the credit standards established by BlackRock Advisors, LLC (the “Investment Adviser”), the Master LLC’s investment adviser. An investment in the Fund entails certain risks.

Corporate Loans. The Master LLC invests primarily in corporate loans that are direct obligations of a borrower undertaken to finance the growth of the borrower’s business or a capital restructuring. A significant portion of such corporate loans are highly leveraged loans such as leveraged buy-out loans, leveraged recapitalization loans and other types of acquisition loans. Corporate loans generally are issued in the form of syndicated loans, but include as well, floating rate notes, credit- linked notes, credit linked deposit accounts, structured notes, trust certificates or other derivative or synthetic instruments with credit and pricing terms that are, in the opinion of the Investment Adviser, consistent with investment in senior collateralized corporate loans.

Floating or Variable Rate Corporate Loans. Under normal circumstances, the Master LLC will invest at least 80% of an aggregate of (i) its net assets (including any proceeds from the issuance of preferred stock) and (ii) the proceeds of any outstanding borrowings for investment purposes in corporate loans that have floating or variable interest rates that pay interest at rates that adjust whenever a specified interest rate changes and/or that reset on predetermined dates (such as the last day of the month or a calendar quarter). Floating rate corporate loan interest rates generally float daily or adjust periodically at a margin above a generally-recognized base lending rate such as the prime rate of a designated U.S. bank, the Certificate of Deposit rate or the London InterBank Offered Rate.

Credit Quality. The Master LLC will invest in a corporate loan only if, in the Investment Adviser’s judgment, the borrower can meet debt service on such loan. The Investment Adviser performs its own credit analysis of each borrower. Since the minimum debt rating of a borrower may not have a meaningful relationship to the quality of such borrower’s senior collateralized debt, the Master LLC does not impose any minimum standard regarding the rating of other debt instruments of the borrower. The Master LLC may invest without limitation and generally intends to invest a substantial portion of its assets in corporate loans rated below investment grade by established rating agencies (e.g., BB or below by Standard & Poor’s (“S&P”) or Ba or below by Moody’s Investors Service, Inc. (“Moody’s”)) or that are unrated but considered by the Investment Adviser to be of similar credit quality.

Unsecured Loans and Short-Term Investments. Generally the Master LLC invests at least 80% of its assets in senior collateralized corporate loans. The remainder of the Master LLC’s assets may be invested in unsecured senior loans. The Master LLC also may invest in cash or in secured or unsecured short-term debt obligations. Short-term debt obligations in which the Master LLC invests are rated investment grade (i.e., within the four highest rating categories assigned by a nationally recognized rating service) or, if not rated, are determined to be of comparable quality by the Investment Adviser. Obligations rated in the fourth highest rating category may include obligations considered to have certain speculative characteristics.

Portfolio Maturity or Duration. The Master LLC has no restrictions on portfolio maturity or duration, but it is anticipated that a majority of the corporate loans in which it invests will have stated maturities ranging from three to ten years. As a result of prepayments, however, the average life of the corporate loans is expected to be in the two to three year range.

Foreign and Domestic Borrowers. The Master LLC may invest in corporate loans made to U.S. or non-U.S. borrowers, provided that the loans are U.S. dollar-denominated or otherwise provide for payment to the Fund in U.S. dollars.

Hedging Techniques. The Master LLC may engage in certain interest rate hedging transactions, such as “swaps,” “caps” or “floors,” to reduce the Master LLC’s exposure to interest rate movements. The Master LLC also may invest in corporate loans that pay interest and principal in a currency other than U.S. dollars if the loan arrangement also includes a foreign currency swap that entitles the Master LLC to receive payments in U.S. dollars, or if the Master LLC attempts to hedge the foreign currency exposure itself utilizing forward contracts, swaps or other methods.

Borrowings by the Master LLC

The Master LLC may borrow money in amounts up to 33 1/3% of the value of its total assets. Typically the Master LLC borrows to satisfy tender offers, if necessary, but it also is authorized to borrow to finance additional investments. The Master LLC will borrow to finance additional investments only when the Investment Adviser believes that the potential return on such additional investments will exceed the costs incurred in connection with the borrowing.

Investment Adviser, Sub-Adviser and Administrator

BlackRock Advisors, LLC, the Investment Adviser, provides investment advisory services to the Master LLC and administrative services to the Fund. The Investment Adviser has the responsibility for making all investment decisions for the Master LLC. The Investment Adviser has a sub-advisory agreement with BlackRock Financial Management, Inc. (the “Sub-Adviser”), an affiliate, under which the Investment Adviser pays the Sub-Adviser for services it provides a monthly fee at an annual rate that is a percentage of the investment advisory fee paid by the Master LLC to the Investment Adviser. The Sub-Adviser is responsible for the day-to-day management of the Master LLC’s portfolio. As used in this Prospectus, the term “Investment Adviser” includes the Sub- Adviser. For advisory services, the Master LLC pays the Investment Adviser a fee at the annual rate of 0.95% of the Master LLC’s average daily net assets. For its administrative services, the Fund also pays BlackRock Advisors, LLC, as the Administrator, a fee at the annual rate of 0.25% of the Fund’s average daily net assets. While the combined advisory and administrative fees are higher than those paid by most funds, they are comparable to those paid by other continuously offered closed-end funds investing primarily in corporate loans.

Distributions	The Fund intends to declare dividends daily, pay dividends monthly and distribute all of its net investment income. Net capital gains, if any, will be distributed at least annually.

Tender Offers

Currently, there is no secondary market for the Fund’s common stock, and it is not expected that a secondary market will develop. To provide liquidity, the board of directors intends to consider, on a quarterly basis, whether the Fund should make a tender offer for its shares. In a tender offer, the Fund repurchases outstanding shares at the Fund’s net asset value on the last day of the offer. If a tender offer is not made, shareholders may not be able to sell their shares.

Mutual Fund Investment Option

Shareholders who sell their shares in a tender offer by the Fund and immediately reinvest the proceeds in Investor B shares of certain BlackRock-sponsored open-end funds (“Eligible Investor B Shares”) will not be subject to any early withdrawal charge (as discussed below). Eligible Investor B Shares may be subject to a contingent deferred sales charge in the event of a redemption based on the 3-year/3.00% early withdrawal charge schedule that applies to shares of the Fund. For purposes of calculating the contingent deferred sales charge applicable to a redemption of Eligible Investor B Shares, as well as the holding period for the conversion of Eligible Investor B Shares into another class of shares of the same fund with lower ongoing fees, the time a shareholder was invested in the Fund will count toward the holding period of the Eligible Investor B Shares. Eligible Investor B Shares are subject to an ongoing service fee and an ongoing distribution fee. Before taking advantage of this investment option, shareholders should obtain a currently effective prospectus of the fund in which they intend to invest and should consult their financial advisor.

Early Withdrawal Charge

Tendered shares of common stock held for less than three years at the date of tender are subject to an early withdrawal charge in most cases. The early withdrawal charge imposed, if any, varies depending on the length of time the common stock has been owned since purchase (separate purchases will not be aggregated for these purposes), as set forth in the following table:

Year of Repurchase After Purchase	Early Withdrawal Charge
First	3.0%
Second	2.0%
Third	1.0%
Fourth and following	0.0%

The charge is based on the lesser of cost or net asset value of the tendered shares. There is no charge on shares acquired by reinvesting dividends or capital gains distributions, when shareholders exercise the mutual fund investment option discussed above or when shares are tendered after more than three years.

RISK FACTORS AND SPECIAL CONSIDERATIONS

     Set forth below are the main risks of investing in the Fund:

     Liquidity of Shares. The Fund is designed primarily for long term investors and should not be considered a vehicle for trading purposes. Currently, there is no secondary market for the Fund’s common stock, and a secondary market is not expected to develop. To provide liquidity to shareholders, the board of directors of the Fund intends to consider making quarterly tender offers to repurchase the Fund’s shares at net asset value. However, the Fund’s shares are less liquid than shares of funds traded on a stock exchange, and shareholders who tender Fund shares held for less than three years will pay an early withdrawal charge. The board of directors of the Fund is not obligated to authorize any tender offer, and there may be quarters in which no tender offer is made. If the board of directors of the Fund does not authorize a tender offer, shareholders may be unable to sell their shares. The Distributor and other selected dealers are prohibited from making a market in the Fund’s common stock while the Fund either is offering its shares or is making a tender offer to repurchase its shares.

     Closed-end funds that do trade in a secondary market are subject to the risk that the net asset value of the shares may be higher than the market price, commonly referred to as “trading at a discount.” As long as there is no secondary market for the Fund’s shares, the Fund is not subject to this risk.

     Non-payment. The corporate loans in which the Master LLC invests are subject to the risk of non-payment of interest and principal. When a borrower fails to make scheduled interest or principal payments on a debt instrument, the value of the instrument, and hence the value of the Master LLC’s (and consequently the Fund’s) shares, may go down. While collateral may provide some protection against a decline in value of a loan due to a default, losses may not be completely covered by the liquidation or sale of collateral. To the extent the corporate loan is secured by stock of the borrower and/or its subsidiaries and affiliates, such stock may lose all of its value in the event of a bankruptcy or insolvency of the borrower.

     The Master LLC may invest without limitation and generally intends to invest a substantial portion of its assets in corporate loans that are rated below investment grade by established rating agencies (e.g., BB or below by S&P or Ba or below by Moody’s) or that are unrated but considered by the Investment Adviser to be of similar credit quality. These investments have a higher risk of non-payment than investment grade investments.

     Corporate loans made in connection with highly leveraged transactions are subject to greater risks than other corporate loans. For example, the risks of default or bankruptcy of the borrower or the risks that other creditors of the borrower may seek to nullify or subordinate the Master LLC’s claims on the collateral securing the loan are greater in highly leveraged transactions.

     Intermediary Risk. The Master LLC may invest in corporate loans either by participating as a co-lender at the time the loan is originated or by buying an interest in the loan in the secondary market from a financial institution or institutional investor. The financial status of any institution interposed between the Master LLC and a borrower may affect the ability of the Master LLC to receive principal and interest payments.

     The success of the Master LLC may depend on the skill with which an agent bank administers the terms of the corporate loan agreements, monitors borrower compliance with covenants, collects principal, interest and fee payments from borrowers and, where necessary, enforces creditor remedies against borrowers. Agent banks typically have broad discretion in enforcing corporate loan agreements.

     Net Asset Value; Interest Rate Sensitivity, Credit Quality and Other Market Conditions. Generally, when interest rates go up, the value of fixed rate debt securities goes down. Therefore, the net asset value of a fund that invests primarily in fixed rate debt securities changes as interest rates fluctuate. Because the Master LLC invests primarily in floating or variable rate debt obligations, the Investment Adviser generally expects that the Fund will have less interest rate risk (i.e., fluctuations in net asset value as a result of movements in interest rates) than a fund that invests primarily in fixed rate securities of similar maturity. However, because the interest rate on floating and variable rate debt obligations may only reset periodically, the Master LLC’s (and consequently the Fund’s) net asset value may fluctuate from time to time due to interest rate movements when there is an imperfect correlation between the interest rates on the variable rate loans in the Master LLC’s portfolio and prevailing interest rates. Most importantly, however, a real or perceived decline in the credit quality or financial condition of borrowers in which the Master LLC invests may result in the value of the corporate loans held by the Master LLC, and hence the Master LLC’s (and consequently the Fund’s) net asset value, going down. A real or perceived deterioration in the credit quality or financial condition of a borrower could cause a permanent decrease in the Master LLC’s (and consequently the Fund’s) net asset value. Furthermore, volatility in the capital markets and other adverse market conditions may result in a decrease in the value of corporate loans held by the Master LLC. See “— Market Disruptions”. Given that the Master LLC uses market prices to value many of its corporate loan investments, any decrease in the market value of the corporate loans held by the Master LLC will result in a decrease in the Master LLC’s (and consequently the Fund’s) net asset value.

     Concentration. The Master LLC will concentrate its investments in the securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies solely because the issuer of a corporate loan may be deemed to include not only the borrower under a credit agreement, but also the agent bank and any intermediate participant as well. As a result, the Master LLC is subject to certain risks associated with such institutions, including, among other things, changes in government regulation, interest rate levels and general economic conditions. See “— Market Disruptions”.

     Non-diversification. The Fund and the Master LLC are each classified as a “non-diversified company” within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), which means that the Master LLC may invest a greater percentage of its assets in the obligations of a single issuer than a diversified investment company. Even though they are non-diversified, the Fund and the Master LLC will comply with the diversification requirements of the U.S. tax laws. However, since the Master LLC may invest a higher percentage of its assets in obligations of a single issuer than a diversified fund, it is more susceptible than a diversified fund to any economic, political or regulatory occurrence that affects an individual issuer.

     Liquidity of Investments. Certain corporate loans in which the Master LLC invests may be deemed to be illiquid. Illiquid investments may impair the Master LLC’s ability to realize the full value of those investments in the event the Master LLC must sell them quickly. The Fund’s board of directors will consider the liquidity of the Master LLC’s portfolio in determining whether a tender offer should be made.

     Reinvestment Risk. Reinvestment risk is the risk that income from the Master LLC’s portfolio will decline if and when the Fund invests the proceeds from matured, traded, prepaid or called securities at market rates that are below the Fund’s current earnings rate. A decline in income could affect the yield or the overall returns on the Fund’s common stock.

     Dividend Risk. Because most of the corporate loans held by the Master LLC will have floating or variable interest rates, the amounts of the Fund’s monthly distributions to its stockholders are expected to vary with fluctuations in market interest rates. Generally, when market interest rates fall, the amount of the distributions to stockholders will likewise decrease.

     The Fund may also be subject to other risks associated with its investments and investment strategies, including:

     Market Disruption. Disruptions of the U.S. and world financial markets, such as those caused by the attacks of September 11, 2001, could impact interest rates, auctions, secondary trading, ratings, credit risk, inflation and other factors relating to the Fund’s common stock. High yield securities tend to be more volatile than investment grade fixed income securities so that these events and other market disruptions may have a greater impact on the prices and volatility of high yield securities than on investment grade fixed income securities. There can be no assurance that such market disruptions may not have other material and adverse implications for the high yield securities markets.

     Current market conditions have materially and adversely impacted debt and equity capital markets in the United States. The debt and equity capital markets in the United States have been negatively impacted by significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broadly syndicated market, among other things. These events, along with the deterioration of the housing market and the failure of major financial institutions have led to worsening general economic conditions, which have materially and adversely impacted the broader financial and credit markets. In addition, current market conditions have had a severe impact on the financial services industry as a whole. The Master LLC concentrates its investments in the securities of issuers in the industry group consisting of financial institutions and their holding companies. The prolonged continuation or further deterioration of current market conditions could adversely affect the value of the Master LLC’s portfolio.

     We are currently in a period of capital markets disruption and instability. We believe that in 2007 and into 2008, the U.S. capital markets entered into a period of disruption as evidenced by increasing spreads between the yields realized on riskier debt securities and those realized on risk-free securities and a lack of liquidity in parts of the debt capital markets. We believe the United States and other countries are also in a period of slowing economic growth or perhaps a recession, and these conditions may continue for a prolonged period of time or worsen in the future. A prolonged period of market disruption may have an adverse effect on the value of the Master LLC’s portfolio.

      Furthermore, the recent instability in the financial markets has led the United States federal government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self regulatory organizations may take actions that affect the regulation of the instruments in which the Master LLC invests, or the issuers of such instruments, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund and the Master LLC are regulated. Such legislation or regulation could limit or preclude the Master LLC’s ability to achieve its investment objective.

      Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such a program may have positive or negative effects on the liquidity, valuation and performance of the Master LLC’s portfolio holdings. Furthermore, volatile financial markets can expose the Master LLC to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Master LLC. The Investment Adviser will monitor developments and seek to manage the Master LLC’s portfolio in a manner consistent with achieving the Master LLC’s investment objective, but there can be no assurance that it will be successful in doing so.

     Leverage and Borrowings by the Master LLC. The Fund has the ability to use leverage through borrowings or the issuance of short-term debt securities or shares of preferred stock. The concept of leveraging is based on the premise that the cost of assets to be obtained from leverage will be based on short-term interest rates, which normally will be lower than the income earned by the Fund on its longer-term portfolio investments. To the extent that the total assets of the Fund (including the assets obtained from leverage) are invested in higher-yielding portfolio investments, the Fund’s common stock shareholders will benefit from the incremental yield.

     Leverage creates risks for holders of common stock including the likelihood of greater net asset value volatility. In addition, there is the risk that fluctuations in interest rates on borrowings (or in the dividend rates on any preferred stock the Fund were to issue) may reduce the common stock’s yield. If the income derived from securities purchased with assets received from leverage exceeds the cost of leverage, the Fund’s net income will be greater than if leverage had not been used. Conversely, if the income from the securities purchased is not sufficient to cover the cost of leverage, the Fund’s net income will be less than if leverage had not been used, and, therefore, the amount available for distribution to common stock shareholders will be reduced. In this case, the Fund may nevertheless decide to maintain its leveraged position in order to avoid capital losses on securities purchased with leverage. However, the Fund will not generally use leverage if it anticipates that its leveraged capital structure would result in a lower rate of return for its common stock than would be obtained if the common stock were unleveraged for any significant amount of time.

     If the Master LLC chooses to borrow money, rather than liquidate investments, to satisfy a tender offer, it is subject to the risk that investment return on the Master LLC’s (and consequently the Fund’s) shares will be reduced to the extent the cost of the borrowings exceeds income on the retained investments.

     Hedging. Hedging transactions subject the Master LLC to the risk that, if the Investment Adviser incorrectly forecasts market values, interest rates or other applicable factors, the Master LLC’s (and consequently the Fund’s) performance could suffer. In addition, if the counterparty to an interest rate hedging transaction defaults, the Master LLC’s risk of loss consists of the net amount of interest payments that the Master LLC contractually is entitled to receive. The Master LLC is not required to enter into interest rate hedging transactions and may choose not to do so. If the counterparty to a foreign currency swap defaults, the Master LLC will seek a replacement swap, which may result in additional costs to the Master LLC, and will be subject to fluctuations in the applicable exchange rate until a replacement swap is obtained.

     Foreign Investment. Loans to non-U.S. borrowers may involve risks not typically involved in domestic investment, including fluctuation in foreign interest rates, future foreign political and economic developments and the possible imposition of exchange controls or other governmental laws or restrictions.

     “Master/Feeder” Structure. The Master LLC currently has two feeder funds. The Master LLC may accept investments from other feeder funds in addition to its two current feeder funds. Since each feeder fund can set its own transaction minimums, feeder-specific expenses, and other conditions, one feeder fund could offer access to the Master LLC on more attractive terms, or could experience better performance, than another feeder fund. Smaller feeder funds may be harmed by the actions of larger feeder funds. For example, a larger feeder fund could have more voting power than the Fund over the operations of the Master LLC. To the extent that other feeder funds tender for a significant portion of their shares, the assets of the Master LLC may decrease. This could cause the Fund’s expense ratio to increase to the extent contributions to the Master LLC do not offset the cash outflows.

     Inflation Risk. Inflation risk is the risk that the value of assets or income from the Master LLC’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real, or inflation adjusted, value of the Fund’s common stock and distributions can decline and the interest payments on Master LLC borrowings, if any, may increase in value or the value of dividend payments on the Fund’s preferred stock, if any, may decline.

FEE TABLE

Shareholder Transaction Expenses
Maximum Sales Load (as a percentage of offering price)	None
Dividend Reinvestment and Cash Purchase Plan Fees	None
Early Withdrawal Charge (as a percentage of the lesser of the original
purchase price or net asset value at the time of repurchase)[1]	3.0% during the
first year, decreasing
1.0% annually
thereafter to 0.0%
after the third year
Annual Expenses (as a percentage of net assets attributable to common shares)[2]
Management Fee[3]	0.95%
Interest Payments on Borrowed Funds[4]	None
Other Expenses[5,6]	0.33%

Total Annual Expenses	1.28%

Example
	1 Year		3 Years		5 Years	10 Years
An investor would pay the following expenses on a $1,000 investment assuming (1) total annual expenses of 1.28%, (2) a 5% annual return throughout the periods and (3) tender at the end of the period	$43	[7]	$51	[7]	$70	$155
An investor would pay the following expenses on a $1,000 investment assuming no tender at the end of the period	$13		$41		$70	$155

[1]	See “Early Withdrawal Charge.”

[2]	The fees and expenses shown in the fee table and the example include both the expenses of the Fund and the Fund’s share of expenses of the Master LLC.

[3]	The Master LLC pays the Manager a Management Fee at the annual rate of 0.95% of the Master LLC’s average daily net assets. See “Management and Administrative Arrangements.”

[4]	Typically the Master LLC will borrow only when sufficient cash is otherwise unavailable to satisfy tender offers. See “Borrowings by the Master LLC.”

[5]	Includes administrative fees, which are payable to the Administrator by the Fund, at the annual rate of 0.25% of the Fund’s average daily net assets. PNC Global Investment Servicing (U.S.) Inc., formerly known as PFPC Inc., an affiliate of BlackRock, provides transfer agency services to the Fund. The Fund pays a fee for these services. BlackRock or its affiliates also provide certain accounting services to the Master LLC and the Fund, and the Master LLC and the Fund reimburse BlackRock or its affiliates for such services. See “Investment Advisory and Administrative Arrangements—Accounting Services.”

[6]	Includes Acquired Fund Fees and Expenses of the Master LLC, which are less than 0.01%.

[7]	Reflects the early withdrawal charge.

     The Fee Table is intended to assist investors in understanding the costs and expenses that a shareholder in the Fund will bear directly or indirectly. The expenses set forth under “Other Expenses” are based on amounts through the end of the Fund’s and the Master LLC’s current fiscal year. The example set forth above (the “Example”) assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission (the “Commission”) regulations. The Example should not be considered a representation of past or future expenses or annual rates of return, and actual expenses or annual rates of return may be more or less than those assumed for purposes of the Example. Selected securities dealers or other financial intermediaries may charge a processing fee to confirm a purchase. Merrill Lynch & Co., Inc. (“ML & Co.”), an affiliate of the Investment Adviser, generally charges its customers a processing fee (presently $5.35) for confirming purchases and repurchases. Also, the Transfer Agent charges a fee of $7.50 for redemption payments made by wire transfer and $15 for redemption by check sent via overnight mail.

FINANCIAL HIGHLIGHTS

     Set forth in the table below is the financial information for the Fund for the years ended August 31, 1999 to August 31, 2008. These periods encompass operations prior to the Fund’s conversion to a “master/feeder” structure. The financial information for each of the years in the ten-year period ended August 31, 2008 in the table below was audited in conjunction with the annual audit of the financial statements of the Fund by Deloitte & Touche LLP, the Fund’s independent registered public accounting firm. Financial statements for the fiscal year ended August 31, 2008 and the Report of the Independent Registered Public Accounting Firm thereon appear in the Annual Report of the Fund for the fiscal year ended August 31, 2008 and are incorporated by reference herein. Further information about the performance of the Fund is contained in the 2008 Annual Report which may be obtained, without charge, by writing the Fund at the address on the inside back cover of this Prospectus or by calling 1-800-441-7762.

	Year Ended August 31,
	2008	2007	2006	2005	2004	2003[1]	2002	2001	2000	1999
Per Share Operating Performance
Net asset value, beginning of year	$8.60	$8.92	$9.01	$8.91	$8.40	$8.05	$8.82	$9.45	$9.73	$9.97

Net investment income	0.51 [2]	0.60 [2]	0.52 [2]	0.37 [2]	0.30 [2]	0.38	0.43	0.79	0.77	0.65
Net realized and unrealized gain (loss)	(0.62)	(0.32)	(0.08)	0.10	0.51	0.36	(0.77)	(0.62)	(0.28)	(0.24)

Net increase (decrease) from investment operations	(0.11)	0.28	0.44	0.47	0.81	0.74	(0.34)	0.17	0.49	0.41

Dividends from net investment income	(0.51)	(0.60)	(0.53)	(0.37)	(0.30)	(0.39)	(0.43)	(0.80)	(0.77)	(0.65)

Net asset value, end of year	$7.98	$8.60	$8.92	$9.01	$8.91	$8.40	$8.05	$8.82	$9.45	$9.73

Total Investment Return[3]
Based on net asset value	(1.32)%[4]	3.07%	4.97%	5.38%	9.73%	9.61%	(4.09)%	1.52%	5.44%	4.23%

Ratios to Average Net Assets[5]
Total Expenses, excluding interest expense	1.28%[4]	1.44%	1.43%	1.41%	1.44%	1.45%	1.41%	1.36%	1.31%	1.33%

Total Expenses	1.28%[4]	1.44%	1.43%	1.41%	1.44%	1.46%	1.41%	1.36%	1.31%	1.33%

Net investment income	6.16%	6.67%	5.84%	4.11%	3.41%	4.81%	5.07%	8.39%	8.17%	6.59%

Leverage
Average amount of borrowings during the year (in thousands)	—	—	—	—	—	$8,138 [6]	$3,374	—	—	—

Average amount of borrowings outstanding per share during the year	—	—	—	—	—	$0.07 [6]	$0.02	—	—	—

Supplemental Data
Net assets, end of year (in millions)	$399	$506	$602	$677	$757	$798	$1,064	$1,778	$2,493	$3,146

Portfolio turnover	56%[7]	46%[7]	54%[7]	53%[7]	76%[7]	57%[7]	89%	51%	60%	60%

[1]	On February 10, 2003, the Fund converted from a stand-alone investment company to a “feeder” fund that seeks to achieve its investment objective by investing all of its assets in the Master LLC, which has the same investment objective as the Fund. All investments are made at the Master LLC level. This structure is sometimes called a “master/feeder” structure.

[2]	Based on average shares outstanding.

[3]	Total investment returns exclude the early withdrawal charge, if any. The Fund is a continuously offered closed-end fund, the shares of which are offered at net asset value. No secondary market for the Fund’s shares exists.

[4]	During the year ended August 31, 2008, the Fund recorded a refund related to overpayments of prior years’ tender offer fees, which increased net investment income per share $0.02 and increased total investment return 0.24%. The expense ratio excluding the refund was 1.46%.

[5]	Includes the Fund’s share of the Master LLC’s allocated expenses and/or net investment income.

[6]	Reflects the average amount of borrowings of the Fund prior to the Fund’s conversion from a stand-alone investment company to a “feeder” fund on February 10, 2003.

[7]	Portfolio turnover for the Master LLC.

THE FUND

     BlackRock Senior Floating Rate Fund, Inc. is a continuously offered, non-diversified, closed-end management investment company. The Fund was incorporated under the laws of the State of Maryland on July 27, 1989 and is registered under the 1940 Act. The Fund’s principal office is located at 100 Bellevue Parkway, Wilmington, Delaware 19809 and its telephone number is 1-800-441-7762.

INVESTMENT OBJECTIVE AND POLICIES

     The Fund’s investment objective is to provide as high a level of current income and such preservation of capital as is consistent with investment in senior collateralized corporate loans (“corporate loans”), primarily in the form of participation interests, as defined below, in corporate loans made by banks or other financial institutions. It is anticipated that the corporate loans will pay interest at rates that float at a margin above a generally recognized base lending rate such as the prime rate of a designated U.S. bank, or that adjust periodically at a margin above the Certificate of Deposit (“CD”) rate or the London InterBank Offered Rate (“LIBOR”). The Fund’s investment objective is a fundamental policy of the Fund and may not be changed without a vote of a majority of the outstanding shares of the Fund. The Fund currently seeks to achieve its objective by investing its assets in the Master LLC, a separate closed-end, non-diversified management investment company with the same investment objective and strategies as the Fund. There can be no assurance that the investment objective of the Fund or the Master LLC will be realized.

     Under normal market conditions, the Master LLC will invest at least 80% of an aggregate of (i) its net assets (including any proceeds from the issuance of preferred stock) and (ii) the proceeds of any outstanding borrowings for investment purposes in corporate loans that have floating or variable interest rates. Under normal market conditions, at least 65% of the total assets of the Master LLC will be invested in floating rate or variable rate loans made to corporate borrowers. Corporate loans to other than corporate borrowers (such as municipalities or governments) are not counted for purposes of the 65% test, but are counted for purposes of the 80% test. The Master LLC may invest up to 20% of its total assets in cash or in short-term instruments including, but not limited to, U.S. Government and Government agency securities (some of which may not be backed by the full faith and credit of the United States), bank money instruments (such as certificates of deposit and bankers’ acceptances), money market funds, corporate and commercial obligations (such as commercial paper and medium-term notes), repurchase agreements and similar short-term securities and instruments. Such short-term instruments, which need not be secured, will all be rated investment grade (rated Baa, P-3 or higher by Moody’s or BBB, A-3 or higher by S&P) or, if unrated, determined to be of comparable quality in the judgment of the Investment Adviser. Such short-term instruments or cash will not exceed 20% of the Master LLC’s total assets, except during interim periods pending investment of the net proceeds of public offerings of the Master LLC’s securities and during temporary defensive periods when, in the opinion of the Investment Adviser, suitable corporate loans are not available for investment by the Master LLC or prevailing market or economic conditions warrant. The Master LLC also may invest up to 20% of its total assets in senior loans made on an unsecured basis. Investments in unsecured corporate loans will be made on the same basis as investments in corporate loans as described herein, except with respect to collateral requirements. To a limited extent, incidental to and in connection with its lending activities, the Master LLC also may acquire warrants and other debt and equity securities. The Master LLC also may acquire other debt and equity securities of the borrower in connection with an amendment, waiver, conversion or exchange of a corporate loan or in connection with a bankruptcy or workout of the borrower.

     The Master LLC has no restrictions on portfolio maturity or duration, but it is anticipated that a majority of the corporate loans in which it will invest will have stated maturities ranging from three to ten years. As a result of prepayments, however, it is expected that the average life of the corporate loans will be in the two to three year range. See “Description of Corporate Loans.”

     Investment in shares of common stock of the Fund offers several potential benefits. The Fund offers investors the opportunity to receive current income by investing in a professionally managed portfolio comprised primarily of corporate loans, a type of investment typically not available to individual investors. In managing such portfolio, the Investment Adviser provides the Master LLC with professional credit analysis and portfolio diversification. The Fund also relieves the investor of the burdensome administrative details involved in managing a portfolio of such investments, if available to individual investors. The benefits are at least partially offset by the expenses involved in operating an investment company. Such expenses primarily consist of the investment advisory fees paid by the Master LLC, the administrative fees paid by the Fund and other operational costs.

     The net asset value of the shares of common stock of an investment company that invests primarily in fixed rate securities changes as the general levels of interest rates fluctuate. When interest rates decline, the value of a fixed rate portfolio can be expected to rise. Conversely, when interest rates rise, the value of a fixed rate portfolio can be expected to decline. The Investment Adviser expects that the Fund will have less interest rate risk (i.e., fluctuations in net asset value as a result of movements in interest rates) than a fund that invests primarily in fixed rate securities of similar maturity, because the Master LLC’s portfolio will consist primarily of floating and variable rate corporate loans. For these reasons, the Investment Adviser expects the value of the Master LLC’s portfolio to fluctuate significantly less as a result of interest rate changes than would a portfolio of fixed rate obligations. However, because the interest rate on variable rate debt obligations may only reset periodically, the value of the Master LLC’s portfolio may fluctuate from time to time due to interest rate movements when there is an imperfect correlation between either the interest rates on variable rate loans in the Master LLC’s portfolio or the variable interest rates on notional amounts in interest rate swap transactions, and prevailing interest rates. Also, a sudden and extreme increase in prevailing interest rates may cause a decline in the value of the Master LLC’s portfolio. Conversely, a sudden and extreme decline in interest rates could result in an increase in the value of the Master LLC’s portfolio. Most importantly, however, a real or perceived decline in the credit quality or financial condition of the borrowers in which the Master LLC has invested may result in a decrease in the value of the Master LLC’s portfolio. A decline in the credit quality or financial condition of a borrower may lead to a default on the corporate loan held by the Master LLC. A deterioration in the credit quality or financial condition of a borrower could cause a permanent decrease in the value of the Master LLC’s portfolio. Furthermore, volatility in the capital markets and other adverse market conditions may cause a decline in the value of the Master LLC’s portfolio. See “Risk Factors and Special Considerations — Market Disruptions”. Given that the Master LLC uses market prices to value many of its corporate loan investments, any decrease in the value of the corporate loans held by the Master LLC (permanent or otherwise) will result in a decrease in the Master LLC’s (and consequently the Fund’s) net asset value.

     Non-Diversified Status. The Master LLC and the Fund are each classified as non-diversified within the meaning of the 1940 Act, which means that the Master LLC is not limited by the 1940 Act with respect to the proportion of its assets that it may invest in securities of a single issuer. However, the Master LLC’s investments will be limited so as to qualify each feeder fund as a “regulated investment company” for purposes of the Federal tax laws. See “Taxes.” To qualify each feeder fund, among other requirements, the Master LLC will limit its investments so that, at the close of each quarter of the taxable year, (i) not more than 25% of the market value of the Master LLC’s total assets will be invested in the securities (other than U.S. Government securities and securities of other regulated investment companies) of a single issuer or in securities of qualified publicly traded partnerships, as defined in the Internal Revenue Code of 1986, as amended, (the “Code”) and (ii) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities (other than U.S. Government securities or securities issued by other regulated investment companies) of a single issuer and the Fund will not own more than 10% of the outstanding voting securities of a single issuer. A fund that elects to be classified as “diversified” under the 1940 Act must satisfy the foregoing 5% requirement with respect to 75% of its total assets. To the extent that the Master LLC assumes large positions in the securities of a small number of issuers, the Master LLC’s (and consequently the Fund’s) net asset value may fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market’s assessment of the issuers.

“Master/Feeder” Structure

     The Fund is one of the two feeder funds that currently invest their assets in the Master LLC. The Master LLC’s only other feeder fund is BlackRock Senior Floating Rate Fund II, Inc. Investors in the Fund will acquire an indirect interest in the Master LLC. The Master LLC may accept investments from other feeder funds, in addition to its two current feeder funds, and the feeder funds of the Master LLC bear the master portfolio’s expenses in proportion to their assets. This structure may enable the Fund to reduce costs through economies of scale. A larger master portfolio also may reduce certain transaction costs to the extent that contributions to and redemptions from the Master LLC from different feeder funds may offset each other and produce a lower net cash flow. However, each feeder fund can set its own transaction minimums, feeder-specific expenses, and other conditions. This means that one feeder fund could offer access to the Master LLC on more attractive terms, or could experience better performance, than another feeder fund. Information about the other feeder fund of the Master LLC is available by calling 1-800-441-7762. Whenever the Master LLC holds a vote of its feeder funds, the Fund will pass the vote through to its own shareholders. Smaller feeder funds in the Master LLC may be harmed by the actions of larger feeder funds. For example, a larger feeder fund could have more voting power than the Fund over the operations of the Master LLC. The board of directors of the Fund and the board of directors of the Master LLC (each a “Board” or a “Board of Directors”, the members of which are “Directors”, as the context indicates) may decide to withdraw the Fund’s assets from the Master LLC at any time, and the Fund may invest its assets in another pooled investment vehicle or retain an investment adviser to manage the Fund’s assets directly.

Description of Corporate Loans

     The corporate loans in which the Master LLC invests primarily consist of direct obligations of a borrower undertaken to finance the growth of the borrower’s business, internally or externally, or to finance a capital restructuring. Corporate loans may also include debtor in possession financings pursuant to Chapter 11 of the U.S. Bankruptcy Code and obligations of a borrower issued in connection with a restructuring pursuant to Chapter 11 of the U.S. Bankruptcy Code. A significant portion of such corporate loans are highly leveraged loans such as leveraged buy-out loans, leveraged recapitalization loans and other types of acquisition loans. Such corporate loans may be structured to include both term loans, which are generally fully funded at the time of the Master LLC’s investment, and revolving credit facilities or delayed draw term loans, which would require the Master LLC to make additional investments in the corporate loans as required under the terms of the credit facility. Such corporate loans may also include receivables purchase facilities, which are similar to revolving credit facilities secured by a borrower’s receivables. Corporate loans generally are issued in the form of syndicated loans, but include, as well, privately placed notes, credit-linked notes, credit-linked deposit accounts, structured notes, trust certificates or other derivative or synthetic instruments with credit and pricing terms that are, in the opinion of the Investment Adviser, consistent with investments in senior collateralized loan obligations. The Master LLC may invest without limitation and generally intends to invest a substantial portion of its assets in corporate loans that are rated below investment grade by established rating agencies (e.g., Ba or below by Moody’s or BB or below by S&P) or that are unrated but considered by the Investment Adviser to be of similar credit quality. See “Risk Factors and Special Considerations.”

     The Master LLC may invest in corporate loans that are made to non-U.S. borrowers, provided that any such borrower meets the credit standards established by the Investment Adviser for U.S. borrowers. The Master LLC similarly may invest in corporate loans made to U.S. borrowers with significant non-dollar denominated revenues. In all cases where the corporate loans are not denominated in U.S. dollars, the corporate loan facility will provide for payments to the lenders, including the Master LLC, in U.S. dollars pursuant to foreign currency swap arrangements or the Master LLC will otherwise attempt to hedge the currency exposure itself utilizing forward contracts, swaps or other methods. Loans to such non-U.S. borrowers or U.S. borrowers may involve risks not typically involved in domestic investments, including fluctuation in foreign exchange rates, future foreign political and economic developments, and the possible imposition of exchange controls or other foreign or U.S. governmental laws or restrictions applicable to such loans. With respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments which could affect the Master LLC’s investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payment position. In addition, information with respect to non-U.S. borrowers may differ from that available with respect to U.S. borrowers, since foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. borrowers.

     The corporate loans in which the Master LLC invests, in many instances, hold one of the most senior positions in the capitalization structure of the borrower, and, in each case, in the judgment of the Investment Adviser, are in the category of senior debt of the borrower. A senior position in the borrower’s capital structure generally gives the holder of a senior loan a claim on some or all of the borrower’s assets that is senior to that of any subordinated debt, preferred stock and common stock of the same borrower in the event the borrower defaults or becomes bankrupt. Other than with respect to the 20% of the Master LLC’s assets that can be invested in unsecured loans, the corporate loans in which the Master LLC invests are secured by collateral that the Investment Adviser believes has a market value, at the time of the Master LLC’s investment in the corporate loan, that equals or exceeds the principal amount of the corporate loan. The Investment Adviser will value the collateral by methods that may include reference to the borrower’s financial statements (including cash flow statements), an independent appraiser, comparison to market comparables or by obtaining the market value of such collateral if it is readily ascertainable. In the event of a default, however, the ability of the lender to have access to the collateral may be limited by bankruptcy and other insolvency laws. The value of the collateral may decline below the amount of the corporate loan and any other indebtedness of the borrower secured on an equal or priority basis by the same collateral subsequent to the Master LLC’s investment in the loan. Under certain circumstances, the collateral is released with the consent of the agent bank and co-lenders or pursuant to the terms of the underlying credit agreement with the borrower. There is no assurance that the liquidation of the collateral will satisfy the borrower’s obligation in the event of nonpayment of scheduled interest or principal, or that the collateral could be readily liquidated. As a result, the Master LLC might not receive payments to which it is entitled and thereby may experience a decline in the value of the investment and, possibly, the Master LLC’s (and consequently the Fund’s) net asset value.

     In the case of highly leveraged loans, a borrower generally is required to pledge collateral that may include (i) working capital assets, such as accounts receivable and inventory, (ii) tangible fixed assets, such as real property, buildings and equipment, (iii) intangible assets, such as trademarks, copyrights and patent rights and/or (iv) security interests in securities of subsidiaries or affiliates. Collateral also may include guarantees or other credit support by subsidiaries or affiliates. Certain collateral serving a corporate loan may also secure other indebtedness on an equal, junior or primary basis. In some cases the only collateral for the corporate loan is the stock of the borrower and/or its subsidiaries and affiliates. To the extent a corporate loan is secured by stock of the borrower and/or its subsidiaries and affiliates, such stock may lose all of its value in the event of a bankruptcy or insolvency of the borrower. In the case of corporate loans to privately held companies, the companies’ owners may provide additional credit support in the form of guarantees and/or pledges of other securities that they own.

     In the case of project finance loans, the borrower is generally a special purpose entity that pledges undeveloped land and other non-income producing assets as collateral and obtains construction completion guaranties from third parties, such as the project sponsor. Project finance credit facilities typically provide for payment of interest from escrowed funds during a scheduled construction period, and for the pledge of current and fixed assets after the project is constructed and becomes operational. During the construction period, however, the lenders bear the risk that the project will not be constructed in a timely manner, or will exhaust project funds prior to completion. In such an event, the lenders may need to take legal action to enforce the completion guaranties, or may need to lend more money to the project on less favorable financing terms, or may need to liquidate the undeveloped project assets. There can be no assurance in any of such cases that the lenders will recover all of their invested capital.

     The rate of interest payable on floating or variable rate corporate loans is established as the sum of a base lending rate plus a specified margin. These base lending rates generally are the Prime Rate of a designated U.S. bank, LIBOR, the CD rate or another base lending rate used by commercial lenders. The interest rate on Prime Rate-based corporate loans floats daily as the Prime Rate changes, while the interest rate on LIBOR-based and CD-based corporate loans is reset periodically, typically every one, two, three or six months. Certain of the floating or variable rate corporate loans in which the Master LLC invests permit the borrower to select an interest rate reset period of up to one year. A portion of the Master LLC’s portfolio may be invested in corporate loans with interest rates that are fixed for the term of the loan. Investment in corporate loans with longer interest rate reset periods or fixed interest rates may increase fluctuations in the Master LLC’s (and consequently the Fund’s) net asset value as a result of changes in interest rates. However, the Master LLC attempts, although it is not obligated, to hedge all of its fixed rate corporate loans against fluctuations in interest rates by entering into interest rate swap transactions.

     The Master LLC may receive and/or pay certain fees in connection with its lending activities. These fees are in addition to interest payments received and may include facility fees, commitment fees, amendment and waiver fees, commissions and prepayment fees. In certain circumstances, the Master LLC may receive a prepayment fee on the prepayment of a corporate loan by a borrower. In connection with the acquisition of corporate loans, the Master LLC also may acquire warrants and other debt and equity securities of the borrower or its affiliates. The acquisition of such debt and equity securities will only be incidental to the Master LLC’s purchase of a corporate loan. The Master LLC may also acquire other debt and equity securities of the borrower in connection with an amendment, waiver, conversion or exchange of a corporate loan or in connection with a bankruptcy or workout of the borrower.

     The Master LLC will invest in a corporate loan only if, in the Investment Adviser’s judgment, the borrower can meet debt service on such loan. In addition, the Investment Adviser will consider other factors deemed by it to be appropriate to the analysis of the borrower and the corporate loan. Such factors include financial ratios of the borrower such as pre-tax interest coverage, leverage ratios, the ratio of cash flows to total debt and the ratio of tangible assets to debt. In its analysis of these factors, the Investment Adviser also will be influenced by the nature of the industry in which the borrower is engaged, the nature of the borrower’s assets and the Investment Adviser’s assessments of the general quality of the borrower.

     The primary consideration in selecting such corporate loans for investment by the Master LLC is the creditworthiness of the borrower. The Investment Adviser performs its own independent credit analysis of the borrower in addition to utilizing information prepared and supplied by the agent bank, co-lender or participant (each defined below) from whom the Master LLC purchases its interest in a corporate loan. The Investment Adviser’s analysis continues on an ongoing basis for any corporate loans in which the Master LLC has invested. Although the Investment Adviser uses due care in making such analysis, there can be no assurance that such analysis will disclose factors that may impair the value of the corporate loan.

     Corporate loans made in connection with highly leveraged transactions are subject to greater credit risks than other corporate loans in which the Master LLC may invest. These credit risks include a greater possibility of default or bankruptcy of the borrower and the assertion that the pledging of collateral to secure the loan constituted a fraudulent conveyance or preferential transfer which can be nullified or subordinated to the rights of other creditors of the borrower under applicable law.

     The secondary market for trading of corporate loans continues to develop and mature. One of the effects of a more active and liquid secondary market, however, is that a corporate loan may trade at a premium or discount to the principal amount, or par value, of the loan. There are many factors that influence the market value of a corporate loan, including technical factors relating to the operation of the loan market, supply and demand conditions, market perceptions about the credit quality or financial condition of the borrower or more general concerns about the industry in which the borrower operates. The Master LLC participates in this secondary market for corporate loans, purchasing and selling loans that may trade at a premium or discount to the par value of the loan. The Master LLC may invest in corporate loans that trade at a discount to the principal amount of the loan (“discount loans”); provided, that the investment is made on the basis of the loan’s current yield, and not on the basis of the loan’s potential for capital appreciation. In addition, at the time of the Master LLC’s investment in the discount loan, the borrower cannot be in payment default on the loan or subject to bankruptcy or insolvency proceedings, and the borrower must, in the Investment Adviser’s judgment, be able to continue to meet debt service on the loan. The investment in the discount loan must also be consistent with the investment criteria and credit standards applied by the Investment Adviser to loans purchased at par value.

     The Master LLC does not have a policy with regard to minimum ratings for corporate loans in which it may invest. Investments in corporate loans are based primarily on the Investment Adviser’s independent credit analyses of a particular borrower. Moreover, the Investment Adviser does not regard the ratings of other publicly held securities of a borrower to be relevant to its investment considerations. See “Appendix—Ratings of Securities.” The following table sets forth the percentage of market value, by Moody’s rating category, of the corporate loans held by the Master LLC as of August 31, 2008:

Rated Obligations	91.49%
(Baa = 0.62%; Ba = 38.33%; B = 49.57%; Caa = 2.97%)
Unrated Obligations	8.51%

     A borrower must comply with various restrictive covenants contained in any credit agreement between the borrower and the lending syndicate. Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the borrower to maintain specific financial ratios or relationships, limits on total debt and restrictions on the borrower’s ability to pledge its assets. In addition, the corporate loan agreement may contain a covenant requiring the borrower to prepay the corporate loan with any excess cash flow. Excess cash flow generally includes net cash flow after scheduled debt service payments and permitted capital expenditures, among other things, as well as the proceeds from asset dispositions or sales of securities. A breach of a covenant (after giving effect to any cure period) which is not waived by the agent bank and the lending syndicate normally is an event of default (i.e., the agent bank has the right to call the outstanding corporate loan).

     It is expected that a majority of the corporate loans held by the Master LLC will have stated maturities ranging from three to ten years. However, such corporate loans usually require, in addition to scheduled payments of interest and principal, the prepayment of the corporate loan from excess cash flow, as discussed above, and typically permit the borrower to prepay at its election. The degree to which borrowers prepay corporate loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the borrower and competitive conditions among lenders, among other factors. Accordingly, prepayments cannot be predicted with accuracy. Upon a prepayment, the Master LLC may receive both a prepayment fee from the prepaying borrower and a facility fee on the purchase of a new corporate loan with the proceeds from the prepayment of the former. Such fees may mitigate any adverse impact on the yield on the Master LLC’s portfolio which may arise as a result of prepayments and the reinvestment of such proceeds in corporate loans bearing lower interest rates.

     Loans to non-U.S. borrowers or to U.S. borrowers with significant non-U.S. dollar-denominated revenues may provide for conversion of all or part of the loan from a U.S. dollar-denominated obligation into a foreign currency obligation at the option of the borrower. The Master LLC may invest in corporate loans that were converted into non-U.S. dollar-denominated obligations only when the corporate loan facility provides for payments to the lenders in U.S. dollars pursuant to foreign currency swap arrangements or if the Master LLC otherwise attempts to hedge the foreign currency exposure itself utilizing forward currency contracts, swaps or other methods. Foreign currency swaps involve the exchange by the lenders, including the Master LLC, with another party (the “counterparty”) of the right to receive the currency in which the loan is denominated for the right to receive an equivalent amount of U.S. dollars. The Master LLC will enter into a transaction subject to a foreign currency swap only if, at the time of entering into such swap, the outstanding debt obligations of the counterparty are investment grade (i.e., rated BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody’s, or determined to be of comparable quality in the judgment of the Investment Adviser). The amounts of U.S. dollar payments to be received by the lenders and the foreign currency payments to be received by the counterparty are fixed at the time the swap arrangement is entered into. Accordingly, the swap protects the Master LLC from fluctuations in exchange rates and locks in the right to receive payments under the loan in a predetermined amount of U.S. dollars. If there is a default by the counterparty, the Master LLC will have contractual remedies pursuant to the swap arrangements; however, the U.S. dollar value of the Master LLC’s right to foreign currency payments under the loan will be subject to fluctuations in the applicable exchange rate to the extent that a replacement swap arrangement is unavailable or the Master LLC is unable to recover damages from the defaulting counterparty. If the borrower defaults on or prepays the underlying corporate loan, the Master LLC may be required pursuant to the swap arrangements to compensate the counterparty to the extent of fluctuations in exchange rates adverse to the counterparty. In the event of such a default or prepayment, an amount of cash or liquid debt securities having an aggregate net asset value at least equal to the amount of compensation that must be paid to the counterparty pursuant to the swap arrangements will be maintained in a segregated account by the Master LLC’s custodian.

Description of Participation Interests

     A corporate loan in which the Master LLC may invest typically is originated, negotiated and structured by a syndicate of lenders (“co-lenders”) consisting of commercial banks, thrift institutions, insurance companies, finance companies, investment banking firms, securities brokerage houses or other financial institutions or institutional investors, one or more of which administers the Loan on behalf of the syndicate (the “agent bank”). Co-lenders may sell corporate loans to third parties called “participants.” The Master LLC invests in a corporate loan either by participating as a co-lender at the time the loan is originated or by buying a participation or assignment interest in the corporate loan from a co-lender or a participant (collectively, “participation interests”). Co-lenders and participants interposed between the Master LLC and a borrower, together with agent banks, are referred to herein as “intermediate participants.”

     If the Master LLC purchases an assignment, the Master LLC typically accepts all of the rights of the intermediate participants in the corporate loan, including the right to receive payments of principal and interest and other amounts directly from the borrower and to enforce its rights as a lender directly against the borrower and assumes all of the obligations of the intermediate participants, including any obligations to make future advances to the borrower. As a result, therefore, the Master LLC has the status of a co-lender. In some cases, the rights and obligations acquired by a purchaser of an assignment may differ from, and be more limited than, the rights and obligations of the assigning lender. The Master LLC also may purchase a participation in a portion of the rights of an intermediate participant in a corporate loan by means of a participation agreement with such intermediate participant. A participation in the rights of an intermediate participant is similar to an assignment in that the intermediate participant transfers to the Master LLC all or a portion of an interest in a corporate loan. Unlike an assignment, however, a participation does not establish any direct relationship between the Master LLC and the borrower. In such a case, the Master LLC is required to rely on the intermediate participant that sold the participation not only for the enforcement of the Master LLC’s rights against the borrower but also for the receipt and processing of payments due to the Master LLC under the corporate loans. The Master LLC will not act as an agent bank, guarantor, sole negotiator or sole structuror with respect to a corporate loan.

     Because it may be necessary to assert through an intermediate participant such rights as may exist against the borrower, in the event the borrower fails to pay principal and interest when due, the Master LLC may be subject to delays, expenses and risks that are greater than those that would be involved if the Master LLC could enforce its rights directly against the borrower. Moreover, under the terms of a participation, the Master LLC may be regarded as a creditor of the intermediate participant (rather than of the borrower), so that the Master LLC may also be subject to the risk that the intermediate participant may become insolvent. Similar risks may arise with respect to the agent bank, as described below. Further, in the event of the bankruptcy or insolvency of the borrower, the obligation of the borrower to repay the corporate loan may be subject to certain defenses that can be asserted by such borrower as a result of improper conduct by the agent bank or intermediate participant. The Master LLC invests in corporate loans only if, at the time of investment, the outstanding debt obligations of the agent bank and any intermediate participant from whom the Master LLC purchases a participation pursuant to a participation agreement are investment grade (i.e., rated BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody’s, or determined to be of comparable quality in the judgment of the Investment Adviser).

     The Master LLC will concentrate its investments in the securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies, solely because the issuer of a corporate loan may be deemed to include not only the borrower under a credit agreement, but also the agent bank and any intermediate participant as well. As a result, the Master LLC is subject to certain risks associated with such institutions. Banking and thrift institutions are subject to extensive governmental regulations which may limit both the amounts and types of loans and other financial commitments that such institutions may make and the interest rates and fees that such institutions may charge. The profitability of these institutions is largely dependent on the availability and cost of capital funds, and has shown significant recent fluctuation as a result of volatile interest rate levels. In addition, general economic conditions are important to the operations of these institutions, with exposure to credit losses resulting from possible financial difficulties of borrowers potentially having an adverse effect. Insurance companies also are affected by economic and financial conditions and are subject to extensive government regulation, including rate regulation. The property and casualty industry is cyclical, being subject to dramatic swings in profitability which can be affected by natural catastrophes and other disasters. Individual companies may be exposed to material risks, including reserve inadequacy, latent health exposure and inability to collect from their reinsurance carriers. The financial services area is currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. In this regard, recent business combinations have included banking institutions, insurance, finance and securities brokerage under single ownership. In addition, current market conditions have had a severe impact on the financial services industry as a whole. The prolonged continuation or further deterioration of current market conditions could adversely affect the value of the Master LLC’s portfolio. See “Risk Factors and Special Considerations — Market Disruptions”.

     In a typical corporate loan, the agent bank administers the terms of the credit agreement and is responsible for the collection of principal and interest and fee payments from the borrower and the apportionment of these payments to the credit of all lenders which are parties to the credit agreement. The Master LLC generally relies on the agent bank or a participant pursuant to a participation agreement to collect its portion of the payments on the corporate loan. Furthermore, the Master LLC generally relies on the agent bank to use appropriate creditor remedies against the borrower. Typically, under credit agreements, the agent bank is given broad discretion in enforcing the credit agreement, and is obligated to use only the same care it would use in the management of its own property. The borrower compensates the agent bank for these services. Such compensation may include special fees paid on structuring and funding the corporate loan and other fees paid on a continuing basis.

     In the event that an agent bank becomes insolvent, or has a receiver, conservator, or similar official appointed for it by the appropriate bank regulatory authority or becomes a debtor in a bankruptcy proceeding, assets held by the agent bank under the credit agreement should remain available to holders of corporate loans. If, however, assets held by the agent bank for the benefit of the Master LLC were determined by an appropriate regulatory authority or court to be subject to the claims of the agent bank’s general or secured creditors, the Master LLC might incur certain costs and delays in realizing payment on a corporate loan or suffer a loss of principal and/or interest. In situations involving participants under participation agreements, similar risks may arise, as described above.

     The Master LLC may have certain obligations pursuant to a credit agreement, which may include the obligation to make future advances to the borrower in connection with revolving credit facilities or delayed draw term loans in certain circumstances. The Master LLC currently intends to reserve against such contingent obligations by segregating sufficient investments in high quality, short-term, liquid instruments. The Master LLC will not invest in corporate loans that would require the Master LLC to make any additional investments in connection with such future advances if such commitments would exceed 20% of the Master LLC’s total assets or would cause the Master LLC to fail to meet the diversification requirements described under “Investment Objective and Policies.”

Illiquid and Restricted Securities

     Certain corporate loans may not be readily marketable and/or may be subject to restrictions on resale. Although the market for corporate loans has developed significantly during recent years, certain of the corporate loans in which the Master LLC invests may not have the liquidity of conventional debt securities traded in the secondary market and may be considered illiquid. The Master LLC has no limitation on the amount it may invest in securities or other investments that are not readily marketable or are subject to restrictions on resale. Such investments, certain of which may be considered illiquid, may affect the Master LLC’s ability to realize the net asset value in the event of a voluntary or involuntary liquidation of its assets. To the extent that such investments are illiquid, the Master LLC may have difficulty disposing of portfolio securities in order to purchase shares of its common stock pursuant to tender offers, if any. The Board of Directors of the Fund will consider the liquidity of the Master LLC’s portfolio securities in determining whether a tender offer should be made by the Fund. See “Net Asset Value” for information with respect to valuation of illiquid corporate loans.

Other Investment Policies

     The Master LLC has adopted certain other policies as set forth below:

     Borrowing. The Master LLC is authorized to borrow money in amounts of up to 33 1/3% of the value of its total assets at the time of such borrowings. Borrowings by the Master LLC (commonly known as “leveraging”) create an opportunity for greater total return but, at the same time, increase exposure to capital risk. In addition, borrowed funds are subject to interest costs that may offset or exceed the return earned on the borrowed funds. See “Borrowings by the Master LLC.”

     Repurchase Agreements. The Master LLC may enter into repurchase agreements with respect to its permitted investments but currently intends to do so only with member banks of the Federal Reserve System or with primary dealers in U.S. Government securities. Under a repurchase agreement, the Master LLC buys a security at one price and simultaneously agrees to sell that same security back to the seller at a higher price. The Master LLC’s repurchase agreements will provide that the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement, and will be marked to market daily. The repurchase date usually is within seven days of the original purchase date. In all cases, the Investment Adviser must be satisfied with the creditworthiness of the other party to the agreement before entering into a repurchase agreement. In the event of the bankruptcy (or other insolvency proceeding) of the other party to a repurchase agreement, the Master LLC might experience delays in recovering its cash. To the extent that, in the meantime, the value of the securities the Master LLC purchases may have declined, the Master LLC could experience a loss.

     Securities Lending. The Master LLC may lend securities with a value not exceeding 33 1/3% of its total assets or the limit prescribed by applicable law to banks, brokers and other financial institutions. In return, the Master LLC receives collateral in cash or securities issued or guaranteed by the U.S. Government which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Master LLC maintains the ability to obtain the right to vote or consent on proxy proposals involving material events affecting securities loaned. The Master LLC receives the income on the loaned securities. Where the Master LLC receives securities as collateral, the Master LLC receives a fee for its loans from the borrower and does not receive the income on the collateral. Where the Master LLC receives cash collateral, it may invest such collateral and retain the amount earned, net of any amount rebated to the borrower. As a result, the Master LLC’s yield may increase. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions. The Master LLC is obligated to return the collateral to the borrower at the termination of the loan. The Master LLC could suffer a loss in the event the Master LLC must return the cash collateral and there are losses on investments made with the cash collateral. In the event the borrower defaults on any of its obligations with respect to a securities loan, the Master LLC could suffer a loss where there are losses on investments made with the cash collateral or, where the value of the securities collateral falls below the market value of the borrowed securities. The Master LLC could also experience delays and costs in gaining access to the collateral. The Master LLC may pay reasonable finder’s, lending agent, administrative and custodial fees in connection with its loans. The Master LLC has received an exemptive order from the Commission permitting it to lend portfolio securities to affiliates of the Master LLC and to retain an affiliate of the Master LLC as lending agent. See “Portfolio Transactions.”

     “When Issued” and “Delayed Delivery” Transactions. The Master LLC also may purchase and sell interests in corporate loans and other portfolio securities on a “when issued” and “delayed delivery” basis. No income accrues to the Master LLC on such interests or securities in connection with such transactions prior to the date the Master LLC actually takes delivery of such interests or securities. These transactions are subject to market fluctuation; the value of the interests in corporate loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such interests or securities when delivery occurs may be higher than yields on the interests or securities obtained pursuant to such transactions. Because the Master LLC relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Master LLC missing the opportunity of obtaining a price or yield considered to be advantageous. When the Master LLC is the buyer in such a transaction, however, it will segregate cash or liquid securities that have an aggregate value equal to the amount of such purchase commitments until payment is made. The Master LLC will make commitments to purchase such interest or securities on such basis only with the intention of actually acquiring these interests or securities, but the Master LLC may sell such interests or securities prior to the settlement date if such sale is considered to be advisable. To the extent the Master LLC engages in “when issued” and “delayed delivery” transactions, it will do so for the purpose of acquiring interests or securities for the Master LLC’s portfolio consistent with the Master LLC’s investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Master LLC’s assets which may be used to acquire securities on a “when issued” or “delayed delivery” basis.

Interest Rate Hedging Transactions

     The Master LLC may hedge all or a portion of its portfolio investments against fluctuations in interest rates by entering into interest rate hedging transactions. While the Master LLC’s use of hedging strategies is intended to further the Master LLC’s investment objective, there can be no assurance that the Master LLC’s interest rate hedging transactions will be effective. Suitable hedging instruments may not be available on a timely basis and on acceptable terms. Furthermore, the Master LLC has no obligation to enter into interest rate hedging transactions and may only be engaged in interest rate hedging transactions from time to time and may not necessarily engage in hedging transactions when movements in interest rates occur.

     Certain Federal income tax requirements may limit the Master LLC’s ability to engage in interest rate hedging transactions. See “Taxes.”

     The Master LLC expects to enter into interest rate hedging transactions primarily to preserve a return or spread on a particular investment or portion of its portfolio or to protect against any increase in the price of securities the Master LLC anticipates purchasing at a later date. The Master LLC also attempts to enter into interest rate hedging transactions to hedge all of its fixed rate corporate loans against fluctuations in interest rates. The Master LLC may enter into interest rate hedges on either an asset-based or liability-based basis, depending on whether it is hedging its assets or its liabilities. Typically, the parties with which the Master LLC enters into interest rate hedging transactions are broker-dealers and other financial institutions.

     The interest rate hedging transactions in which the Master LLC may engage include interest rate swaps involving the exchange by the Master LLC with another party of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. For example, if the Master LLC holds a corporate loan with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset every week. This enables the Master LLC to offset a decline in the value of the corporate loan due to rising interest rates, but would also limit its ability to benefit from falling interest rates. Conversely, if the Master LLC holds a corporate loan with an interest rate that is reset every week and it would like to lock in what it believes to be a high interest rate for one year, it may swap the right to receive interest at this variable weekly rate for the right to receive interest at a rate that is fixed for one year. Such a swap would protect the Master LLC from a reduction in yield due to falling interest rates, but would preclude it from taking full advantage of rising interest rates.

     The Master LLC also may engage in interest rate hedging transactions in the form of purchasing or selling interest rate caps or floors. The Master LLC will not sell interest rate caps or floors that it does not own. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest equal to the difference between the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Master LLC will not enter into caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Master LLC.

     Inasmuch as these interest rate hedging transactions are entered into for good faith hedging purposes, the Investment Adviser believes that such obligations do not constitute senior securities and, accordingly, will not treat them as being subject to the Master LLC’s borrowing restrictions. The Master LLC usually enters into interest rate swaps on a net basis, i.e., the two payment streams are netted out, with the Master LLC receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Master LLC’s obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis, and the Master LLC will segregate an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess. If the interest rate swap transaction is entered into on other than a net basis, the full amount of the Master LLC’s obligations will be accrued on a daily basis, and the full amount of the Master LLC’s obligations will be segregated. The Master LLC will not enter into any interest rate hedging transaction unless the Investment Adviser considers the credit quality of the unsecured senior debt or the claims-paying ability of the other party thereto to be investment grade. If there is a default by the other party to such a transaction, the Master LLC will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could affect the Master LLC’s rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with other similar instruments traded in the interbank market. Interest rate caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Master LLC will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Investment Adviser believes are advantageous to the Master LLC. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance the Master LLC will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

     The use of interest rate hedges is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Master LLC would diminish compared with what it would have been if these investment techniques were not used.

     There is no limit on the amount of interest rate hedging transactions that may be entered into by the Master LLC. These transactions do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate hedges is limited to the net amount of interest payments that the Master LLC is contractually obligated to make. If the corporate loan underlying an interest rate swap is prepaid and the Master LLC continues to be obligated to make payments to the other party to the swap, the Master LLC would have to make such payments from another source. If the other party to an interest rate swap defaults, the Master LLC’s risk of loss consists of the net amount of interest payments that the Master LLC contractually is entitled to receive. Since interest rate transactions are individually negotiated, the Investment Adviser expects to achieve an acceptable degree of correlation between the Master LLC’s rights to receive interest on participation interests and its rights and obligations to receive and pay interest pursuant to interest rate swaps.

Credit Default Swap Agreements

     The Master LLC may enter into credit default swap agreements, a type of derivative, for hedging purposes or to seek to increase its returns. The credit default swap agreement may have as reference obligations one or more securities that are not currently held by the Master LLC.

     The protection “buyer” in a credit default swap agreement may be obligated to pay the protection “seller” an up front payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled.

     The Master LLC may be either the buyer or seller in the transaction. If the Master LLC is a buyer and no credit event occurs, the Master LLC may recover nothing if the swap is held to its termination date. However, if a credit event occurs, the buyer generally may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity whose value may have significantly decreased. As a seller, the Master LLC generally receives an up front payment or a fixed rate of income throughout the term of the swap, which typically is between six months and five years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity whose value may have significantly decreased. As the seller, the Master LLC would effectively add leverage to its portfolio because the Master LLC would be subject to investment exposure on the notional amount of the swap.

     Credit default swaps involve greater risks than if the Master LLC had invested in the reference obligation directly, since, in addition to general market risks, they are subject to illiquidity risk, counterparty risk and credit risk. The Master LLC will enter into credit default swap agreements only with counterparties that are rated investment grade quality by at least one established rating agency at the time of entering into such transaction or whose creditworthiness is believed by the Investment Adviser to be equivalent to such rating. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the up front or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. The Master LLC’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Master LLC). In connection with each such transaction, the Master LLC will at all times segregate liquid securities or cash with a value at least equal to the Master LLC’s exposure (any accrued but unpaid net amounts owed by the Master LLC to any counterparty), on a marked-to-market basis (as calculated pursuant to requirements of the Commission). Such segregation will ensure that the Master LLC has assets available to satisfy its obligations with respect to the transaction and will limit any potential leveraging of the Master LLC’s portfolio. Such segregation will not limit the Master LLC’s exposure to loss.

     As a result of recent financial turmoil, it is possible that interest rate swaps and credit default swaps, along with other financial derivative products, will come under new governmental regulation in the future. The Investment Adviser cannot predict the effects of any new governmental regulation that may be implemented on the ability of the Master LLC to use interest rate swaps, credit default swaps or any other financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect the Master LLC’s portfolio.

BORROWINGS BY THE MASTER LLC

     The Master LLC may borrow money representing up to approximately 33 1/3%, or issue shares of preferred stock representing up to approximately 50%, of the Master LLC’s total assets immediately after such borrowing or issuance. There can be no assurance, however, that money will actually be borrowed or that preferred stock representing such percentage of the Master LLC’s capital will actually be issued. Borrowings by the Master LLC or the issuance of the preferred stock will result in leveraging of the common stock. The Master LLC at times may borrow from affiliates of the Investment Adviser, provided that the terms of such borrowings are no less favorable than those available from comparable sources of funds in the marketplace. Borrowings from an affiliate of the Investment Adviser will result in the payment of fees and interest on borrowed funds to the affiliate by the Master LLC.

Borrowings to Finance Tender Offers

     The Master LLC may borrow money to finance the purchase of interests in the Master LLC equivalent in value to the value of the shares tendered to the Fund by its shareholders pursuant to tender offers.

     The Master LLC, along with certain other investment companies advised by the Investment Adviser or its affiliates, has entered into a committed line of credit with a syndicate of banks and an administrative agent (the “Facility”). The Facility enables the Master LLC to borrow up to the lesser of (i) the maximum amount the Master LLC is permitted to borrow under applicable law and its investment restrictions or (ii) $500,000,000 less the aggregate principal amount outstanding for all borrowings by all of the borrowers under the Facility at an annual rate of interest, at the Master LLC’s option, equal to (i) the sum of the Federal funds rate plus 0.35% or (ii) the alternate base rate (i.e., the higher of (x) the Federal funds rate plus 0.35% and (y) the rate publicly announced by JPMorgan Chase Bank, N.A., as its “prime rate”). Interest on borrowings that bear interest at the Federal funds rate is calculated on the basis of a year of 360 days for the actual number of days elapsed and interest on borrowings that bear interest at the prime rate is calculated on the basis of a year of 365/366 days for the actual number of days elapsed. Interest is payable in arrears on the last day of each calendar quarter and on the termination of the commitments. The Master LLC agrees to pay to the administrative agent for the account of the syndicate of banks a fee (the “Commitment Fee”) for the period from and including the date the Master LLC became a party to the Facility to but excluding the date of the expiration or other termination of the commitments, equal to 0.06% per annum of the Master LLC’s pro rata share of the unused portion of the commitments, payable quarterly in arrears on the 15th day of each April, July, October and January of each year and on the date of the expiration or other termination of the commitment. The Commitment Fee is calculated on the basis of a 360-day year for the actual number of days elapsed. Each loan must be repaid at the earlier of (i) 60 days from the borrowing date of such loan and (ii) the termination of the commitments. Borrowings under the Facility, if any, may be repaid with the proceeds of portfolio investments sold by the Master LLC subsequent to the expiration date of a tender offer. The Master LLC may borrow under the Facility to fund the repurchase of shares tendered in a tender offer and for other lawful purposes.

     The terms of the Facility may be modified by written agreement of all, or a specific number, of the parties thereto. The Facility requires the Master LLC to maintain an asset coverage ratio (defined as the ratio that the total assets of the Master LLC less (i) total liabilities of the Master LLC (other than any loans of the Master LLC under the Facility and any accrued interest thereon) and (ii) the value of assets of the Master LLC subject to liens bears to the aggregate amount of debt of the Master LLC) of not less than 3 to 1. During the term of the Facility, the Master LLC may not incur indebtedness except for indebtedness incurred under the Facility, in connection with portfolio investments and investment techniques permitted under the 1940 Act and consistent with the Master LLC’s investment objectives and policies stated herein and for overdrafts extended by the custodian. Additionally, during the term of the Facility, the Fund is restricted with respect to the declaration or payment of dividends and the repurchase of shares pursuant to tender offers. Pursuant to such agreement, as long as certain defaults have not occurred and are not continuing under the Facility, the Fund may (i) make its periodic dividend payments to shareholders in an amount not in excess of its net investment income (and net realized capital gains not previously distributed to shareholders) for such period, (ii) distribute each year all of its net investment income (including net realized capital gains) so that it will not be subject to tax under the Federal tax laws and (iii) repurchase its shares pursuant to tender offers.

Other Borrowings

     The Master LLC also may incur borrowings and/or issue preferred stock for the purpose of acquiring additional income-producing investments when the Investment Adviser believes that the interest or dividend payments and other costs with respect to such borrowings and/or preferred stock issuance will be exceeded by the anticipated return on such investments. The amount of any such borrowing or issuance will depend on market or economic conditions existing at that time. Although the Master LLC is authorized to borrow money and/or issue preferred stock to finance the purchase of investments, it has not and does not currently anticipate doing so.

     Capital raised through leverage will be subject to interest costs or dividend payments, which may or may not exceed the interest on the assets purchased. The Master LLC also may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate. Certain types of borrowings may result in the Fund and the Master LLC each being subject to covenants in credit agreements, including covenants governing the Master LLC’s asset coverage and portfolio composition requirements, and additional covenants that may affect the Fund’s ability to pay dividends and distributions on the common stock in certain instances. Borrowings and the issuance of a class of preferred stock that has priority over the Master LLC’s interests create an opportunity for greater income per share of the Fund’s common stock, but at the same time such borrowing or issuance is a speculative technique in that it will increase the Master LLC’s exposure to capital risk. Unless the income and appreciation, if any, on assets acquired with borrowed funds or offering proceeds exceeds the cost of borrowing or issuing additional classes of securities, the use of leverage will diminish the investment performance of the Master LLC compared with what it would have been without leverage.

     The Master LLC’s willingness to borrow money to finance the purchase of additional investments, and the Master LLC’s willingness to issue preferred stock, will depend on many factors, the most important of which are investment outlook, market conditions and interest rates. Successful use of a leveraging strategy depends on the Investment Adviser’s ability to predict correctly interest rates and market movements, and there is no assurance that a leveraging strategy will be successful during any period in which it is employed.

Suitability

     The economic benefit of an investment in the Fund depends upon many factors beyond the control of the Master LLC, the Fund, the Investment Adviser and its affiliates. Because of its emphasis on corporate loans, the Fund should be considered a vehicle for diversification and not as a balanced investment program. The suitability for any particular investor of a purchase of shares in the Fund will depend upon, among other things, such investor’s investment objectives and such investor’s ability to accept the risks associated with investing in securities of corporate loans, including the risk of loss of principal.

INVESTMENT RESTRICTIONS

     The following are fundamental investment restrictions of the Fund and, prior to issuance of any preferred stock, may not be changed without the approval of the holders of a majority of the Fund’s outstanding shares of common stock (which for this purpose and under the 1940 Act means the lesser of (i) 67% of the shares of common stock represented at a meeting at which more than 50% of the outstanding shares of common stock are represented or (ii) more than 50% of the outstanding shares). Subsequent to the issuance of a class of preferred stock, the following investment restrictions may not be changed without the approval of a majority of the outstanding shares of common stock and of the preferred stock, voting together as a class, and the approval of a majority of the outstanding shares of preferred stock, voting separately by class. Under the fundamental investment restrictions, the Fund may not:

     1. Borrow money or issue senior securities, except as permitted by Section 18 of the 1940 Act.

     2. Make investments for the purpose of exercising control or management.

     3. Purchase securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization, or by purchase in the open market of securities of closed-end investment companies where no underwriter’s or dealer’s commission or profit, other than customary broker’s commission, is involved and only if immediately thereafter not more than 10% of the Fund’s total assets would be invested in such securities.

     4. Purchase or sell real estate, commodities or commodity contracts; provided that the Fund may invest in securities secured by real estate or interests therein or issued by companies which invest in real estate or interests therein.

     5. Underwrite securities of other issuers except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933 in selling portfolio securities.

     6. Make loans to other persons, except (i) to the extent that the Fund may be deemed to be making loans by purchasing corporate loans, as a co-lender or otherwise, and other debt securities and entering into repurchase agreements in accordance with its investment objective, policies and limitations and (ii) the Fund may lend its portfolio securities in an amount not in excess of 33 1/3% of its total assets, taken at market value, provided that such loans shall be made in accordance with the guidelines set forth in this Prospectus.

     7. Invest more than 25% of its total assets in the securities of issuers in any one industry; provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities; and provided further that the Fund will invest more than 25% and may invest up to 100% of its assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. For purposes of this restriction, the term “issuer” includes the borrower, the agent bank and any intermediate participant (as defined under “Investment Objective and Policies—Description of Participation Interests”).

     8. Purchase any securities on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities.

     9. Make short sales of securities or maintain a short position or invest in put, call, straddle or spread options.

     Notwithstanding the investment policies and restrictions of the Fund, the Fund may invest its investable assets in another management investment company (such as the Master LLC) with substantially the same investment objective, policies and restrictions as the Fund.

     The Master LLC has adopted substantially the same fundamental investment restrictions as the foregoing investment restrictions adopted by the Fund; such restrictions cannot be changed without the approval of a majority of the outstanding voting securities of the Master LLC.

     The Fund interprets its policies with respect to borrowing and lending to permit such activities as may be lawful for the Fund, to the full extent permitted by the 1940 Act or by exemption from such provisions pursuant to an exemptive order of the Commission.

     Additional non-fundamental investment restrictions adopted by each of the Fund and the Master LLC, which may be changed by the respective Board of Directors without shareholder approval, provide that neither the Fund nor the Master LLC may (i) mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Master LLC except as may be necessary in connection with hedging techniques involving interest rate transactions, foreign currency swap transactions relating to non-U.S. dollar-denominated loans and permitted borrowings by the Master LLC or (ii) change its policy of investing, under normal circumstances, at least 80% of an aggregate of (a) its net assets (including any proceeds from the issuance of preferred stock) and (b) the proceeds of any outstanding borrowings for investment purposes, in corporate loans that have floating or variable interest rates, unless the Fund and the Master LLC provide their shareholders with at least 60 days’ prior written notice of either such change.

     Except with respect to restriction (1), if a percentage restriction on the investment or use of assets set forth herein is adhered to at the time a transaction is effected, later changes in percentage resulting from changing values will not be considered a violation.

     Investments in corporate loans or other privately placed securities may result in the Master LLC receiving material nonpublic information (“inside information”) concerning the borrower. Accordingly, the Master LLC has established certain procedures reasonably designed to prevent the unauthorized access, dissemination or use of such inside information. Receipt of inside information concerning a borrower may, under certain circumstances, prohibit the Master LLC, or other funds or accounts managed by the same portfolio managers, from trading in the public securities of the borrower. Conversely, the portfolio managers for the Master LLC may, under certain circumstances, decline to receive inside information made available by the borrower in order to allow the Master LLC, or other funds or accounts managed by the same portfolio managers, to continue to trade in the public securities of such borrower.

PURCHASE OF SHARES

     The Distributor, an affiliate of the Investment Adviser, acts as a distributor of shares of common stock of the Fund. The Fund entered into a new distribution agreement with BII on October 1, 2008 (the “Distribution Agreement”), in which BII replaced FAM Distributors, Inc. (“FAMD”) and BlackRock Distributors, Inc. (“BDI”) as the distributor for the Fund’s common stock. The terms of the Distribution Agreement are identical to the terms of the previous distribution agreement. The Fund is engaged in a continuous offering of its shares of common stock through the Distributor and other securities dealers that have entered into selected dealer agreements with the Distributor, including Merrill Lynch. The Fund may, from time to time, suspend the sale of its shares of common stock. During any continuous offering of the Fund’s common stock, shares of the Fund may be purchased from the Distributor or selected dealers, or by mailing a purchase order directly to the Fund’s Transfer Agent. Minimum initial and subsequent purchase requirements are:

For Investments in the Fund Made	The Minimum Initial Purchase Amount Is	The Minimum Subsequent Purchase Amount Is
Directly through the Fund’s Distributors or Transfer Agent	$1,000	$50
Via 401(k) or 403(b) plans maintained through Merrill Lynch	None	None
Via other individual retirement accounts or other retirement plans
that are not maintained through Merrill Lynch	$250	$ 1

     The Fund offers its shares at a public offering price equal to the next determined net asset value per share without a front-end sales charge. The applicable offering price for purchase orders is based on the net asset value of the Fund next determined after receipt of the purchase order by a dealer or other financial intermediary (“Selling Dealer”) that has been authorized by the Distributor by contract to accept such orders. As to purchase orders received by Selling Dealers prior to the close of business on the New York Stock Exchange (“NYSE”) (generally, the NYSE closes at 4:00 p.m., Eastern time), which includes orders received after the close of business on the previous day, the applicable offering price is based on the net asset value determined as of the close of business on the NYSE on that day. If the purchase orders are not received by the Selling Dealers before the close of business on the NYSE, such orders are deemed received on the next business day.

     The Fund or the Distributor may suspend the continuous offering of the Fund’s shares at any time in response to conditions in the securities markets or otherwise and may thereafter resume such offering from time to time. Any order may be rejected by the Distributor or the Fund. Neither the Distributor nor the dealers are permitted to withhold placing orders to benefit themselves by a price change. The Distributor is required to advise the Fund promptly of all purchase orders and cause payments for shares of common stock to be delivered promptly to the Fund. Certain securities dealers may charge a processing fee to confirm a purchase of shares. For example, the fee generally charged by Merrill Lynch is $5.35. Also, the Transfer Agent charges a fee of $7.50 for redemption payments made by wire transfer and $15 for redemption by check sent via overnight mail.

     Due to the administrative complexities associated with a continuous offering, administrative errors may result in the Distributor or an affiliate inadvertently acquiring nominal numbers (in no event in excess of 5%) of shares of common stock that it may wish to resell. Such shares of common stock will not be subject to any investment restriction and may be resold pursuant to this Prospectus.

     The Distributor compensates Selling Dealers at a rate of 3.0% of amounts purchased. In addition, the Distributor compensates Selling Dealers monthly at an annual rate equal to 0.25% of the value of Fund shares sold by such dealers that remain outstanding after one year from the date of their original purchase. The foregoing payments made by the Distributor will be made from its own assets and will not be an expense borne by the Fund. Total compensation paid to Selling Dealers and the Distributor, including the compensation paid at the time of purchase, the monthly payments mentioned above and the early withdrawal charge, if any, will not exceed the applicable limit (presently, 8%), as determined from time to time by the Financial Industry Regulatory Authority (“FINRA”). Prior to September 29, 2006, FAMD was the Fund’s sole distributor. From September 29, 2006 to October 1, 2008, FAMD and BDI, each an affiliate of the Investment Adviser, acted as the Fund’s co-distributors. Effective October 1, 2008, BII, an affiliate of the Investment Adviser, acts as the Fund’s sole Distributor. For the fiscal years ended August 31, 2006, FAMD paid $875,700 to affiliates in connection with the sale of shares of common stock of the Fund. For the fiscal years ended August 31, 2007 and 2008, FAMD and BDI paid an aggregate of $808,929 and $828,737, respectively, to affiliates in connection with the sale of shares of common stock of the Fund.

     BlackRock, the Distributor and their affiliates may make payments relating to distribution and sales support activities out of their past profits or other sources available to them (and not as an additional charge to the Fund). From time to time, BlackRock, the Distributor or their affiliates also may pay a portion of the fees for administrative, networking, recordkeeping, sub-transfer agency and shareholder services described above at its or their own expense and out of its or their legitimate profits. BlackRock, the Distributor, and their affiliates may compensate affiliated and unaffiliated financial intermediaries (“Intermediaries”) for the sale and distribution of shares of the Fund or for these other services to the Fund and shareholders. These payments would be in addition to the Fund payments described in this Prospectus and may be a fixed dollar amount, may be based on the number of customer accounts maintained by the Intermediary, or may be based on a percentage of the value of shares sold to, or held by, customers of the Intermediaries. The aggregate amount of these payments by BlackRock, the Distributor, and their affiliates may be substantial. Payments by BlackRock may include amounts that are sometimes referred to as “revenue sharing” payments. In some circumstances, these revenue sharing payments may create an incentive for an Intermediary, its employees or associated persons to recommend or sell shares of the Fund. Please contact your Intermediary for details about payments it may receive from the Fund or from BlackRock, the Distributor or their affiliates.

     Pursuant to applicable FINRA regulations, the details of certain of these payments, including that Intermediaries receive such payments in connection with the sale and distribution of Fund shares, are required to be disclosed. As of the date of this Prospectus, as amended or supplemented from time to time, the following Intermediaries receive such payments: Citigroup, Merrill Lynch, UBS, Morgan Stanley, Linsco/Private Ledger, Wachovia Securities, Raymond James & Associates, Inc., Raymond James Financial Services, Inc., AXA Advisors, LLC, Oppenheimer & Co. Inc., MetLife Securities, Inc., Walnut Street Securities Inc., New England Securities Corporation and Tower Square Securities Inc. The level of payments made to these Intermediaries any year will vary and normally will not exceed the sum of (a) 0.25% of such year’s Fund sales by that Intermediary and (b) 0.21% of the assets attributable to that Intermediary invested in the Fund.

     Upon the transfer of shares out of a Merrill Lynch brokerage account, an investment account in the transferring shareholder’s name may be opened at the Transfer Agent. Shareholders interested in transferring their brokerage accounts from Merrill Lynch and who do not wish to have an account maintained for such shares at the Fund’s Transfer Agent must tender the shares for repurchase by the Fund as described under “Tender Offers” so that the cash proceeds can be transferred to the account at the new firm.

TENDER OFFERS

     In recognition of the possibility that a secondary market for the Fund’s shares will not exist, the Fund intends to take certain actions that provide liquidity to shareholders. The Fund intends from time to time to make offers to purchase its shares of common stock from all beneficial holders at a price per share equal to the net asset value per share determined at the close of business on the day the tender offer terminates. Each time the Fund makes a tender offer for its shares of common stock, it is expected that the Master LLC will make a concurrent tender offer to the Fund to repurchase interests in the Master LLC equivalent in value to the value of the common stock that the Fund is offering to repurchase. At the conclusion of the tender offer period, the Fund will calculate the aggregate net asset value of common stock tendered and tender an equivalent amount of interests to the Master LLC. The proceeds from the Master LLC’s tender, together with any proceeds of borrowing, if any, will be distributed to the tendering common stockholders of the Fund. The Board of Directors has consistently made tender offers on a quarterly basis, and the Board of Directors currently intends to continue this practice. There can be no assurance, however, that the Board of Directors will decide to undertake the making of any tender offer. Subject to the Fund’s and the Master LLC’s investment restriction with respect to borrowings, the Master LLC may borrow money to finance the repurchase of shares pursuant to any tender offers. See “Borrowings by the Master LLC” and “Investment Restrictions.”

     The Fund expects that ordinarily there will be no secondary market for the Fund’s common stock and that periodic tenders will be the only source of liquidity for Fund shareholders. Nevertheless, if a secondary market develops for the common stock of the Fund, the market price of the shares may vary from net asset value from time to time. Such variance may be affected by, among other factors, relative demand and supply of shares and the performance of the Master LLC, especially as it affects the yield on and net asset value of the common stock of the Fund. A tender offer for shares of common stock of the Fund at net asset value is expected to reduce any spread between net asset value and market price that may otherwise develop. However, there can be no assurance that such action would result in the Fund’s common stock trading at a price that equals or approximates net asset value.

     Although the Board of Directors believes that the tender offers generally are beneficial to shareholders, the acquisition of shares of common stock by the Fund will decrease the total assets of the Master LLC. Tender offers are, therefore, likely to increase the Fund’s expense ratio, may result in untimely sales of portfolio securities and/or may limit the Master LLC’s ability to participate in new investment opportunities (assuming such acquisition is not offset by the issuance of additional shares of common stock). To the extent the Master LLC maintains a cash position to satisfy Fund repurchases, the Master LLC would not be fully invested, which may reduce the Master LLC’s (and consequently the Fund’s) investment performance. Furthermore, to the extent the Master LLC borrows to finance the making of tender offers by the Fund, interest on such borrowings reduces the Master LLC’s (and consequently the Fund’s) net investment income.

     It is the Board of Directors’ announced policy, which may be changed by the Board of Directors, not to purchase shares pursuant to a tender offer if (1) such purchases would impair the Fund’s status as a regulated investment company under the Federal tax laws (which would cause the Fund’s income to be taxed at the corporate level in addition to the taxation of shareholders who receive dividends from the Fund); (2) the Master LLC would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase common stock tendered pursuant to the tender offer; or (3) there is, in the Board of Directors’ judgment, any (a) legal action or proceeding instituted or threatened challenging the tender offer or otherwise materially adversely affecting the Fund, (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Fund, (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities, acts of terrorism or other international or national calamity directly or indirectly involving the United States that is material to the Fund, or (e) other event or condition that would have a material adverse effect on the Fund or its shareholders if shares of common stock tendered pursuant to the tender offer were purchased. Thus, there can be no assurance that the Board of Directors will proceed with any tender offer. The Board of Directors may modify these conditions in light of circumstances existing at the time. If the Board of Directors determines to purchase the Fund’s shares of common stock pursuant to a tender offer, such purchases could reduce significantly the asset coverage of any borrowing or outstanding senior securities. The Fund may not purchase shares of common stock to the extent such purchases would result in the asset coverage with respect to such borrowing or senior securities being reduced below the asset coverage requirement set forth in the 1940 Act. Accordingly, in order to purchase all shares of common stock tendered, the Master LLC may have to repay all or part of any then outstanding borrowing or redeem all or part of any then outstanding senior securities to maintain the required asset coverage. See “Borrowings by the Master LLC.” In addition, the amount of shares of common stock for which the Fund makes any particular tender offer may be limited for the reasons set forth above or in respect of other concerns related to liquidity of the Master LLC’s portfolio.

     In the event that circumstances arise under which the Fund does not conduct the tender offers regularly, the Board of Directors will consider alternate means of providing liquidity for holders of common stock. Such action would include evaluating any secondary market that then exists and determining whether such market provides liquidity for shareholders. If the Board of Directors determines that such market, if any, fails to provide liquidity for the holders of common stock, the Board plans to consider alternatives to providing such liquidity. Among the alternatives that the Board of Directors may consider is the listing of the Fund’s common stock on a major domestic stock exchange or on the NASDAQ National Market. The Board of Directors also may consider causing the Fund to repurchase its shares from time to time in open-market or private transactions when it can do so on terms that represent a favorable investment opportunity. In any event, the Board of Directors will cause the Fund to take whatever action it deems necessary or appropriate to provide liquidity for the shareholders in light of the facts and circumstances existing at such time.

     Consummating a tender offer may require the Master LLC to liquidate portfolio securities, and realize gains or losses, at a time when the Investment Adviser would otherwise consider it disadvantageous to do so.

     Each tender offer is made and shareholders are notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the 1940 Act, either by publication or mailing or both. The offering documents contain information prescribed by such laws and the rules and regulations promulgated thereunder. The repurchase of tendered shares by the Fund is a taxable event to shareholders. See “Taxes.” The Fund pays all costs and expenses associated with the making of any tender offer. An early withdrawal charge is imposed on most shares accepted for tender that have been held for less than three years. See “Early Withdrawal Charge.” Selected securities dealers or other financial intermediaries may charge a processing fee to confirm a repurchase of shares pursuant to a tender offer. Merrill Lynch generally charges its customers a processing fee (presently $5.35) to confirm a repurchase of shares from such customers pursuant to a tender offer. Also, the Transfer Agent charges a fee of $7.50 for redemption payments made by wire transfer and $15 for redemption by check sent via overnight mail.

MUTUAL FUND INVESTMENT OPTION

     Shareholders who sell their shares (the “Original Shares”) in a tender offer by the Fund and immediately reinvest the proceeds in Investor B shares of certain BlackRock-sponsored open-end funds (“Eligible Investor B Shares”) will not be subject to any early withdrawal charge with respect to the sale of Original Shares so invested in Eligible Investor B Shares. Eligible Investor B Shares may be subject to a contingent deferred sales charge in the event of a redemption. The 3-year/3.00% early withdrawal charge that applies to shares of the Fund will also apply to the Eligible Investor B Shares of another BlackRock fund acquired in the exchange. For purposes of calculating the contingent deferred sales charge applicable to a redemption of Eligible Investor B Shares, as well as the holding period for the conversion of Eligible Investor B Shares into another class of shares of the same fund with lower ongoing fees, the time a shareholder was invested in Original Shares will count toward the holding period of the Eligible Investor B Shares. Eligible Investor B Shares are subject to an ongoing service fee and an ongoing distribution fee. Before taking advantage of this investment option, shareholders should obtain a currently effective prospectus of the fund in which they intend to invest and should consult their financial advisor.

EARLY WITHDRAWAL CHARGE

     An early withdrawal charge to recover distribution expenses incurred by the Distributor is charged against the shareholder’s investment account and paid to the Distributor in connection with most shares of common stock held for less than three years that are repurchased pursuant to a tender offer. The early withdrawal charge is imposed on those shares accepted for tender based on an amount equal to the lesser of the then current net asset value or the original cost of the shares. Accordingly, the early withdrawal charge is not imposed on increases in the net asset value above the initial purchase price. In addition, the early withdrawal charge is not imposed on shares acquired by reinvesting dividends or capital gains distributions. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of an offer to repurchase pursuant to a tender offer would be made from the earliest purchase of shares of common stock. The early withdrawal charge imposed, if any, varies depending on the length of time the common stock has been owned since purchase (separate purchases shall not be aggregated for these purposes), as set forth in the following table:

Year of Repurchase After Purchase	Early Withdrawal Charge
First	3.0%
Second	2.0%
Third	1.0%
Fourth and following	0.0%

     In determining whether an early withdrawal charge is applicable to a tender of shares of common stock, the calculation is determined in the manner that results in the lowest possible amount being charged. Therefore, it is assumed that the shareholder first tenders shares held for over three years and shares acquired by reinvesting dividends or distributions, followed by shares of common stock held longest during the three-year period. The Fund waives the early withdrawal charge on shares tendered following the death of all beneficial owners of such shares, provided the shares are tendered within one year of death or, if later, reasonably promptly following completion of probate (a death certificate and other applicable documents may be required). At the time of tender, the record or succeeding beneficial owner must notify the Transfer Agent either directly or indirectly through the Distributor that the early withdrawal charge should be waived. Upon confirmation of the owner’s entitlement, the waiver will be granted; otherwise, the waiver will be lost.

Example:

     Assume an investor purchased 1,000 shares of common stock (at a cost of $10,000) and two years after purchase, the net asset value per share is $10.15 and, during the two year period, the investor has acquired 100 additional shares of common stock upon dividend reinvestment. If the investor first tenders 500 shares at this time (proceeds of $5,075), 100 shares will not be subject to the early withdrawal charge because they were acquired by dividend reinvestment. With respect to the remaining 400 shares, the early withdrawal charge is applied only to the original cost of $10 per share (and not to the increase in net asset value of $0.15 per share). Therefore, $4,000 of the $5,075 redemption proceeds will be charged at a rate of 2.0% (the applicable rate in the second year after purchase). For the fiscal year ended August 31, 2006, the amount of early withdrawal charges paid to FAMD was $235,102. For the fiscal year ended August 31, 2007, the amount of early withdrawal charges paid to FAMD and BDI aggregated was $204,525. For the fiscal year ended August 31, 2008, no early withdrawal charges were paid to FAMD and the amount of early withdrawal charges paid to BDI was $208,987.

MANAGEMENT OF THE FUND AND THE MASTER LLC

Directors and Officers

     The Board of Directors of the Fund consists of thirteen individuals, eleven of whom are not “interested persons” of the Fund as defined in the 1940 Act (the “non-interested Directors”). The same individuals serve as Directors of the Master LLC. The Directors are responsible for the oversight of the operations of the Fund and perform the various duties imposed on the directors of investment companies by the 1940 Act. The non-interested Directors have retained independent legal counsel to assist them in connection with their duties.

     The Board has five standing committees: an Audit Committee, a Governance and Nominating Committee, a Compliance Committee, a Performance Oversight Committee and an Executive Committee.

     The members of the Audit Committee (the “Audit Committee”) are Karen P. Robards (Chair), Kent Dixon, Frank J. Fabozzi, James T. Flynn, W. Carl Kester and Robert S. Salomon, Jr., all of whom are non-interested Directors. The principal responsibilities of the Audit Committee are to approve the selection, retention, termination and compensation of the Fund’s independent registered public accounting firm (the “independent auditors”) and to oversee the independent auditors’ work. The Audit Committee’s responsibilities include, without limitation, to (1) evaluate the qualifications and independence of the independent auditors; (2) approve all audit engagement terms and fees for the Fund; (3) review the conduct and results of each independent audit of the Fund’s financial statements; (4) review with the independent auditor any audit problems or difficulties encountered during or related to the conduct of the audit; (5) review the internal controls of the Fund and its service providers with respect to accounting and financial matters; (6) oversee the performance of the Fund’s internal audit function provided by its investment adviser, administrator, pricing agent or other service provider; (7) oversee policies, procedures and controls regarding valuation of the Fund’s investments; and (8) resolve any disagreements between Fund management and the independent auditors regarding financial reporting. The Board has adopted a written charter for the Audit Committee.

     The members of the Governance and Nominating Committee (the “Governance Committee”) are R. Glenn Hubbard (Chair), G. Nicholas Beckwith III, Richard E. Cavanagh, Kathleen Foley Feldstein and Jerrold B. Harris, all of whom are non-interested Directors. The principal responsibilities of the Governance Committee are to (1) identify individuals qualified to serve as non-interested Directors of the Fund and recommend non-interested Director nominees for election by shareholders or appointment by the Board; (2) advise the Board with respect to Board composition, procedures and committees (other than the Audit Committee); (3) oversee periodic self-assessments of the Board and committees of the Board (other than the Audit Committee); (4) review and make recommendations regarding non-interested Director compensation; and (5) monitor corporate governance matters and develop appropriate recommendations to the Board. The Governance Committee may consider nominations for the office of Director made by Fund shareholders as it deems appropriate. Fund shareholders who wish to recommend a nominee should send nominations to the Secretary of the Fund that include biographical information and set forth the qualifications of the proposed nominee. The Board has adopted a written charter for the Governance Committee.

     The members of the Compliance Committee are Kathleen Foley Feldstein (Chair), G. Nicholas Beckwith III, Richard E. Cavanagh, Jerrold B. Harris and R. Glenn Hubbard, all of whom are non-interested Directors. The Compliance Committee’s purpose is to assist the Board in fulfilling its responsibility to oversee regulatory and fiduciary compliance matters involving the Fund, the fund-related activities of BlackRock and the Fund’s third party service providers. The Compliance Committee’s responsibilities include, without limitation, to (1) oversee the compliance policies and procedures of the Fund and its service providers; (2) review information on and, where appropriate, recommend policies concerning the Fund’s compliance with applicable law; and (3) review reports from and make certain recommendations regarding the Fund’s Chief Compliance Officer. The Board has adopted a written charter for the Compliance Committee. The Compliance Committee was formed effective November 1, 2007.

     The members of the Performance Oversight Committee (the “Performance Committee”) are Frank J. Fabozzi (Chair), G. Nicholas Beckwith, III, Richard E. Cavanagh, Kent Dixon, Kathleen Foley Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Karen P. Robards and Robert S. Salomon, Jr., all of whom are non-interested Directors. The Performance Committee’s purpose is to assist the Board in fulfilling its responsibility to oversee the Fund’s investment performance relative to its agreed-upon performance objectives. The Performance Committee’s responsibilities include, without limitation, to (1) review the Fund’s investment objectives, policies and practices, (2) recommend to the Board specific investment tools and techniques employed by BlackRock, (3) recommend to the Board appropriate investment performance objectives based on its review of appropriate benchmarks and competitive universes, (4) review the Fund’s investment performance relative to agreed-upon performance objectives and (5) review information on unusual or exceptional investment matters. The Board has adopted a written charter for the Performance Committee. The Performance Committee was formed effective November 1, 2007.

     The members of the Executive Committee are Richard S. Davis and Richard E. Cavanagh. The Executive Committee, subject to the Fund’s Articles of Incorporation, By-Laws and applicable law, acts on behalf of the full Board of Directors in the intervals between meetings of the Board. The Executive Committee was formed effective November 1, 2007. During the fiscal year ended August 31, 2008, the Audit Committee, the Compliance Committee, the Performance Committee, the Governance Committee and the Executive Committee met 12, 4, 3, 3 and 1 time(s), respectively.

Biographical Information

     Certain biographical and other information relating to the non-interested Directors is set forth below, including their year of birth, their principal occupation for at least the last five years, the length of time served, the total number of investment companies overseen in the complex of funds advised by the Investment Adviser or its affiliates (“BlackRock-advised funds”) and any public directorships.

Name, Address[1] and Year of Birth	Position(s) Held with the Fund	Term of Office[2] and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of BlackRock- Advised Funds and Portfolios Overseen	Public Directorships
Non-Interested Directors:

G. Nicholas	Director	Director since	Chairman and Chief Executive	111 registered	None
Beckwith, III		2007	Officer, Arch Street Management,	investment
(1945)			LLC (Beckwith Family	companies
			Foundation) and various	consisting of
			Beckwith property companies	108 portfolios
since 2005; Chairman of the
Board of Directors, University of
Pittsburgh Medical Center since
2002; Member of Board of
Directors, Shady Side Hospital
Foundation since 1977; Beckwith
Institute for Innovation in Patient
Care since 1991; Member,
Advisory Council on Biology and
Medicine, Brown University
since 2002; Trustee, Claude
Worthington Benedum
Foundation (charitable
foundation) since 1989; Trustee
of Chatham College, University
of Pittsburgh since 1981;
Emeritus Trustee, Shady Side
Academy since 1977; Formerly
Chairman and Manager,
PennWest Industrial Trucks LLC
(sales, rental and servicing of
material handling equipment)
from 2005 to 2007; Formerly
Chairman President and Chief
Executive Officer, Beckwith
Machinery Company (sales,
rental and servicing of
construction and equipment) from
1985 to 2005; Formerly member
of the Board of Directors,
National Retail Properties (REIT)
from 2006 to 2007.

(footnotes appear on page 40)

Name, Address[1] and Year of Birth	Position(s) Held with the Fund	Term of Office[2] and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of BlackRock- Advised Funds and Portfolios Advised	Public Directorships
Richard E. Cavanagh	Director	Director since	Trustee, Aircraft Finance Trust	111 registered	Arch Chemical
(1946)		2007	since 1999; Director; the	investment
			Guardian Life Insurance	companies
			Company of America since 1998;	consisting of
			Trustee Educational Testing	108 portfolios
Service since 1997; Director, the
Fremont Group since 1996;
Formerly President and Chief
Executive Officer of the
Conference Board, Inc. (global
business research organization)
from 1995 to 2007.

Kent Dixon	Director	Director since	Consultant/Investor since 1988.	111 registered	None
(1937)		2007		investment
companies
consisting of
108 portfolios

Frank J. Fabozzi	Director	Director since	Consultant/Editor of the Journal	111 registered	None
(1948)		2007	of Portfolio Management since	investment
			2006; Professor in the Practice of	companies
			Finance and Becton Fellow, Yale	consisting of
			University, School of	108 portfolios
Management, since 2006;
Formerly Adjunct Professor of
Finance and Becton Fellow, Yale
University from 1994 to 2006.

Kathleen Foley Feldstein	Director	Director since	President of Economic Studies,	111 registered	The McClatchy
(1941)		2007	Inc., (private economic consulting	investment	Company
			firm) since 1987; Chair, Board of	companies
			Trustees, McLean Hospital from	consisting of
			2000 to 2008; and Trustee	108 portfolios
Emeritus thereof since 2008;
Member of the Board of Partners
Community Healthcare, Inc. since
2005; Member of the Corporation
of Partners Healthcare since
1995; Member of the Corporation
of Sherrill House (heathcare)
since 1990; Trustee, Museum of
Fine Arts, Boston since 1992;
Member of the Visiting
Committee to the Harvard
University Art Museum since
2003; Trustee, the Committee for
Economic Development (research
organization) since 1990;
Member of the Advisory Board to
the International School of
Business, Brandeis University
since 2002.

(footnotes appear on page 40)

Name, Address[1] and Year of Birth	Position(s) Held with the Fund	Term of Office[2] and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of BlackRock- Advised Funds and Portfolios Overseen	Public Directorships
James Terry Flynn	Director	Director since	Formerly Chief Financial Officer	111 registered	None
(1939)		2007	of JP Morgan & Co., Inc. from	investment
			1990 to 1995.	companies
consisting of
108 portfolios

Jerrold B. Harris	Director	Director since	Trustee, Ursinus College since	111 registered	BlackRock
(1942)		2007	2000; Director, Troemner LLC	investment	Kelso Capital
			(scientific equipment) since 2000.	companies	Corporation
consisting of
108 portfolios

R. Glenn Hubbard	Director	Director since	Dean of Columbia Business	111 registered	ADP (data and
(1958)		2007	School since 2004; Columbia	investment	information
			faculty member since 1988;	companies	services); KKR
			Formerly Co-director of	consisting of	Financial
			Columbia Business School’s	108 portfolios	Corporation;
			Entrepreneurship Program from		Duke Realty;
			1997 to 2004; Visiting Professor at		Metropolitan
			the John F. Kennedy School of		Life Insurance
			Government at Harvard University		Company
and the Harvard Business School
since 1985 and at the University of
Chicago since 1994; Formerly
Chairman of the U.S. Council of
Economic Advisers under the
President of the United States
from 2001 to 2003.

W. Carl Kester	Director	Director since	Mizuho Financial Group	111 registered	None
(1951)		2007	Professor of Finance, Harvard	investment
			Business School and Deputy	companies
			Dean for Academic Affairs, since	consisting of
			2006; Unit Head, Finance from	108 portfolios
2005 to 2006; Senior Associate
Dean and Chairman of the MBA
Program of Harvard Business
School from 1999 to 2005;
Member of the faculty of Harvard
Business School since 1981;
Independent Consultant since
1978 .

Karen P. Robards	Director	Director since	Partner of Robards & Company,	111 registered	AtriCure, Inc.
(1950)		2007	LLC., (financial advisory firm),	investment	(medical
			since 1987; Co-founder and	companies	devices); Care
			Director of the Cooke Center for	consisting of	Investment
			Learning and Development, (a	108 portfolios	Trust, Inc.
not-for-profit organization), since
1987; Formerly an investment
banker at Morgan Stanley from
1976 to 1987.

(footnotes appear on page 40)

Name, Address[1] and Year of Birth	Position(s) Held with the Fund	Term of Office[2] and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of BlackRock- Advised Funds and Portfolios Advised	Public Directorships
Robert S. Salomon, Jr.	Director	Director since	Formerly Principal of STI	111 registered	None
(1936)		2007	Management (investment adviser)	investment
			from 1994 to 2005.	companies
consisting of
108 portfolios

Interested Directors:

Richard S. Davis	Director	Director since	Managing Director, BlackRock,	179 registered	None
(1945)		2007	Inc. since 2005; Formerly Chief	investment
			Executive Officer, State Street	companies
			Research & Management	consisting of
			Company from 2000 to 2005;	292 portfolios
Formerly Chairman of the Board
of Trustees, State Street Research
Mutual Funds from 2000 to 2005;
Formerly Chairman, SSR Realty
from 2000 to 2004.

Henry Gabbay	Director	Director since	Consultant, BlackRock, Inc. since	179 registered	None
(1947)		2007	2007; Formerly Managing	investment
			Director, BlackRock Inc. from	companies
			1989 to 2007; Formerly Chief	consisting of
			Administrative Officer,	292 portfolios
BlackRock Advisors, LLC from
1998 to 2007; Formerly President
of BlackRock FundsSM and
BlackRock Bond Allocation
Target Shares from 2005 to 2007;
Formerly Treasurer of certain
closed-end funds in the
BlackRock Fund complex from
1989 to 2006.

[1]	The address of each Director is 40 East 52nd Street, New York, New York 10022.
[2]	Each Director holds office until his or her successor is elected and qualifies or until his or her earlier death, resignation, retirement or removal.

     Certain biographical and other information relating to the officers of the Fund is set forth below, including their year of birth, their principal occupations for at least the last five years, the length of time served, the total number of BlackRock-advised funds overseen and any public directorships:

Name, Address[1] and Year of Birth	Position(s) Held with the Fund	Term of Office[2] and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of BlackRock- Advised Funds and Portfolios Overseen	Public Directorships
Donald C. Burke	President and	President and	Managing Director of BlackRock,	189 registered	None
(1960)	Chief	Chief	Inc. since 2006; Formerly	investment
	Executive	Executive	Managing Director of Merrill	companies
	Officer	Officer since	Lynch Investment Managers, L.P.	consisting of
		2007	(“MLIM”) and Fund Asset	302 portfolios
Management, L.P. (“FAM”) in
2006; First Vice President of
MLIM and FAM from 1997 to
2005; Treasurer thereof from
1999 to 2006 and Vice President
thereof from 1990 to 1997.

Anne Ackerley	Vice	Vice	Managing Director of BlackRock,	179 registered	None
(1962)	President	President	Inc. since 2000; Chief Operating	investment
		since 2007	Officer of BlackRock’s U.S.	companies
			Retail Group since 2006; Head of	consisting of
			BlackRock’s Mutual Fund Group	292 portfolios
from 2000 to 2006; Merrill Lynch
& Co., Inc. from 1984 to 1986
and from 1988 to 2000, most
recently as First Vice President
and Operating Officer of the
Mergers and Acquisitions Group.

Howard B. Surloff	Secretary	Secretary	Managing Director of BlackRock,	179 registered	None
(1965)		since 2007	Inc. and General Counsel of U.S.	investment
			Funds at BlackRock, Inc. since	companies
			2006; Formerly General Counsel	consisting of
			(U.S.), Goldman Sachs Asset	292 portfolios
Management from 1993 to 2006.

Brian P. Kindelan	Chief	Chief	Chief Compliance Officer of the	179 registered	None
(1959)	Compliance	Compliance	BlackRock-Advised Funds since	investment
	Officer and	Officer and	2007; Anti-Money Laundering	companies
	Anti-Money	Anti-Money	Officer of the BlackRock-	consisting of
	Laundering	Laundering	Advised Funds since 2007;	292 portfolios
	Compliance	Compliance	Managing Director and Senior
	Officer	Officer since	Counsel since 2005, Director and
		2007	Senior Counsel from 2001 to
2004 and Vice President and
Senior Counsel thereof from 1998
to 2000; Formerly Senior
Counsel, PNC Bank Corp. from
1995 to 1998.

(footnotes appear on following page)

Name, Address[1] and Year of Birth	Position(s) Held with the Fund	Term of Office[2] and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of BlackRock- Advised Funds and Portfolios Overseen	Public Directorships
Neal J. Andrews	Chief	Chief	Managing Director of BlackRock,	179 registered	None
(1966)	Financial	Financial	Inc. since 2006; Formerly Senior	investment
	Officer	Officer since	Vice President and Line of	companies
		2007	Business Head, Fund Accounting	consisting of
			and Administration at PNC	292 portfolios
Global Investment Servicing
(U.S.) Inc. (formerly PFPC Inc.)
from 1992 to 2006.

Jay M. Fife	Treasurer	Treasurer	Managing Director of BlackRock,	179 registered	None
(1970)		since 2007	Inc. since 2007; Director of	investment
			BlackRock, Inc. from 2006 to	companies
			2007; Formerly Assistant	consisting of
			Treasurer of the MLIM/FAM	292 portfolios
advised funds from 2005 to 2006;
Director of MLIM Fund Services
Group from 2001 to 2006.

[1]	The address of each officer is 40 East 52nd Street, New York, New York 10022.
[2]	Each officer is elected by and serves at the pleasure of the Board of Directors of the Fund.

Share Ownership

     Information relating to each Director’s share ownership in the Fund and in the BlackRock-advised funds that are overseen by the respective Director (“Supervised Funds”) as of December 31, 2007 is set forth in the chart below:

Name of Director	Aggregate Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in Supervised Funds
Interested Directors:
Richard S. Davis	None	Over $100,000
Henry Gabbay	None	Over $100,000
Non-Interested Directors:
G. Nicholas Beckwith III	None	None
Richard E. Cavanagh	None	Over $100,000
Kent Dixon	None	Over $100,000
Frank J. Fabozzi	None	Over $100,000
Kathleen Foley Feldstein	None	$50,001 – $100,000
James T. Flynn	None	Over $100,000
Jerrold B. Harris	None	None
R. Glenn Hubbard	None	Over $100,000
W. Carl Kester	None	Over $100,000
Karen P. Robards	None	Over $100,000
Robert S. Salomon, Jr	None	Over $100,000

     As of November 7, 2008, the officers and Directors as a group owned an aggregate of less than 1% of the outstanding shares of any Supervised Fund. As of December 31, 2007, none of the non-interested Directors of the Fund or their immediate family members owned beneficially or of record any securities of affiliates of the Investment Adviser.

Compensation of Directors

     Each Director who is a non-interested Director is paid as compensation an annual retainer of $250,000 per year for his or her services as Director of the Supervised Funds, including the Fund, and each non-interested Director may also receive a $10,000 board meeting fee for special unscheduled meetings or meetings in excess of six Board meetings held in a calendar year, together with out-of-pocket expenses in accordance with a Board policy on travel and other business expenses relating to attendance at meetings. Each Audit Committee Member is paid as compensation an additional annual retainer of $25,000. In addition, the Chairman and Vice-Chairperson of the Board of Directors are paid as compensation an additional annual retainer of $120,000 and $40,000, respectively. The Chairperson of the Audit Committee, Compliance Committee, Governance Committee, and Performance Committee are paid as compensation an additional annual retainer of $35,000, $20,000, $10,000, and $20,000, respectively. The following table sets forth the compensation earned by the non-interested Directors for the fiscal year ended August 31, 2008, and the aggregate compensation paid to them by all BlackRock-advised funds for the calendar year ended December 31, 2007.

Name	Compensation From the Fund[2]	Estimated Annual Benefits Upon Retirement	Aggregate Compensation from the Fund and other BlackRock- Advised Funds[3,10]
Non-interested Directors[1]
G. Nicholas Beckwith, III	$4,105	None	$119,817
Richard E. Cavanagh[4]	$6,076	None	$390,280
Kent Dixon[5]	$4,516	None	$299,365
Frank J. Fabozzi[5,6]	$4,844	None	$302,699
Kathleen Foley Feldstein[7]	$4,434	None	$251,005
James Terry Flynn[5]	$4,516	None	$175,894
Jerold B. Harris	$4,105	None	$123,567
R. Glenn Hubbard[8]	$4,269	None	$249,338
W. Carl Kester[5]	$4,516	None	$175,894
Karen P. Robards[5,9]	$5,747	None	$221,763
Robert S. Salomon, Jr.[5]	$4,516	None	$245,969

[1]	Each of the non-interested Directors became a Director of the Fund on November 1, 2007.
[2]	For the fiscal year ended August 31, 2008, the Fund paid aggregate compensation of $56,094 to all the Directors then holding such office.
[3]	For the number of BlackRock-advised funds from which each Director receives compensation, see the Biographical Information chart beginning on page 37.
[4]	Chairman of the Board of Directors.
[5]	Member of the Audit Committee.
[6]	Chairman of the Performance Committee.
[7]	Chairman of the Compliance Committee.
[8]	Chairman of the Governance Committee.
[9]	Vice Chairperson of the Board of Directors and Chairperson of the Audit Committee.
[10]	Represents the aggregate compensation earned of such expense during the calendar year ended December 31, 2007. Of this amount, Mr. Cavanagh, Mr. Dixon, Mr. Fabozzi, Ms. Feldstein and Mr. Hubbard deferred $50,000, $50,000, $50,000, $30,000 and $193,502, respectively, pursuant to the BlackRock Closed-End Fund Complex’s deferred compensation plan.

INVESTMENT ADVISORY AND ADMINISTRATIVE ARRANGEMENTS

     The Fund invests all of its assets in the Master LLC. Accordingly, the Fund does not invest directly in portfolio investments and does not require investment advisory services. All portfolio management occurs at the Master LLC level. The Master LLC has entered into an investment advisory agreement with the Investment Adviser (the “Investment Advisory Agreement”). From February 10, 2003 to September 29, 2006, Fund Asset Management, L.P. (“FAM”), an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc., acted as the Master LLC’s investment adviser and was compensated according to the same advisory fee rate as the Investment Adviser discussed below. The Investment Adviser manages the Master LLC’s investments subject to the oversight of the Board of Directors of the Master LLC.

     For the services provided by the Investment Adviser under the Investment Advisory Agreement, the Master LLC pays the Investment Adviser a monthly fee at an annual rate of 0.95% of the Master LLC’s average daily net assets (i.e., the average daily value of the total assets of the Master LLC, including proceeds from the issuance of any shares of outstanding preferred stock, minus the sum of accrued liabilities of the Master LLC and accumulated dividends on shares of preferred stock, if any). For purposes of this calculation, average daily net assets is determined at the end of each month on the basis of the average net assets of the Master LLC for each day during the month.

     The table below sets forth information about the total advisory fees paid by the Master LLC to the Investment Adviser and FAM, the Master LLC’s previous investment adviser, for the periods indicated.

Fiscal Year Ended August 31,	Paid to FAM	Paid to the Investment Adviser
2008	N/A	$6,054,249
2007	$708,235[1]	$7,034,740	[2]
2006	$9,119,369	N/A

[1]	For the period September 1, 2006 to September 29, 2006.
[2]	For the period September 29, 2006 to August 31, 2007.

     The Investment Adviser provides portfolio management for the Master LLC. Such portfolio management will consider analyses from various sources, make the necessary investment decisions, and place orders for transactions accordingly. The Investment Adviser also is responsible for the performance of certain management services for the Master LLC.

     The Investment Adviser has entered into a sub-advisory agreement (the “Sub-Advisory Agreement”) with BlackRock Financial Management, Inc. (the “Sub-Adviser”), pursuant to which the Sub-Adviser receives a fee for the services it provides equal to a percentage of the fee received by the Investment Adviser under the Investment Advisory Agreement. The Sub-Adviser is responsible for the day-to-day management of Master LLC’s Portfolio.

     A discussion of the basis for the Board of Directors’ approval of the Master LLC’s Investment Advisory Agreement and Sub-Advisory Agreement is included in the Fund’s annual shareholder report for the fiscal year ended August 31, 2006.

     Administrative Services and Fees. The Fund has entered into an administration agreement (the “Administration Agreement”) with BlackRock Advisors, LLC, as administrator (the “Administrator”). Under the terms of the Administration Agreement, the Administrator performs or arranges for the performance of the administrative services (i.e., services other than investment advice and related portfolio activities) necessary for the operation of the Fund, including coordinating tender offers for the Fund’s shares.

     For administrative services, the Fund pays the Administrator a monthly fee at an annual rate of 0.25% of the Fund’s average daily net assets determined in the same manner as the fee payable by the Master LLC under the Investment Advisory Agreement. Prior to September 29, 2006, administrative services were provided to the Fund by FAM, at the same fee rate. The table below sets forth the fees paid by the Fund to the Administrator and to FAM, the Fund’s previous administrator, for the periods indicated.

Fiscal Year Ended August 31,	Paid to FAM	Paid to the Administrator
2008	N/A	$1,079,210
2007	$123,789[1]	$1,251,786	[2]
2006	$1,563,094	N/A

[1]	For the period September 1, 2006 to September 29, 2006.
[2]	For the period September 29, 2006 to August 31, 2007.

     Payment of Master LLC Expenses. The Investment Advisory Agreement obligates the Investment Adviser to provide investment advisory services and to pay, or cause an affiliate to pay, for maintaining its staff and personnel and to provide office space, facilities and necessary personnel for the Master LLC. The Investment Adviser is also obligated to pay, or cause an affiliate to pay, the fees of all officers and Directors who are affiliated persons of the Investment Adviser or the Sub-Adviser or any of their affiliates. The Master LLC pays, or causes to be paid, all other expenses incurred in the operation of the Master LLC, including, among other things, taxes, expenses for legal and auditing services, costs of preparing, printing and mailing proxies, copies of the registration statement, charges of the custodian and any sub-custodian, expenses of portfolio transactions, expenses of redemption of shares, Commission fees, expenses of registering the shares under federal, state or non-U.S. laws, fees and expenses with respect to the issuance of preferred shares or any borrowing, fees and actual out-of-pocket expenses of Directors who are not affiliated persons of the Investment Adviser or any of its affiliates, accounting and pricing costs (including the daily calculation of net asset value), insurance, interest, brokerage costs, litigation and other extraordinary or non-recurring expenses, and other expenses properly payable by the Master LLC. Accounting services are provided to the Master LLC by the Investment Adviser or such affiliate of the Investment Adviser, and the Master LLC reimburses the Investment Adviser or an affiliate of the Investment Adviser for its costs in connection with such services. Certain accounting services are provided to the Fund and the Master LLC by State Street Bank and Trust Company (“State Street”) pursuant to an agreement between State Street, the Fund and the Master LLC. The Fund and the Master LLC pay a fee for these services. In addition, the Fund and the Master LLC reimburse the Investment Adviser for other accounting services.

     Payment of Fund Expenses. The Fund pays all other expenses incurred in its operations, including, among other things, legal and auditing expenses, taxes, costs of printing proxies, shareholder reports, charges of any custodian and transfer agent, expenses of registering the Fund’s shares under Federal and state securities laws, Commission fees, accounting and pricing costs, insurance, interest, litigation and other extraordinary or non-recurring expenses, mailing and other expenses properly payable by the Fund. Certain other accounting services are provided to the Fund by the Investment Adviser or an affiliate of the Investment Adviser, and the Fund reimburses the Investment Adviser or such affiliate of the Investment Adviser for such services.

     Organization of the Investment Adviser. The Investment Adviser, BlackRock Advisors, LLC, is a Delaware limited liability company and an indirect, wholly owned subsidiary of BlackRock. On September 29, 2006, BlackRock consummated a transaction with Merrill Lynch & Co., Inc. (“ML & Co.”) whereby ML & Co.’s investment management business combined with that of BlackRock to create a new asset management company that is one of the world’s largest asset management firms with over $1 trillion in assets under management. On

September 15, 2008, Bank of America Corporation announced that it has agreed to acquire ML & Co., one of the principal owners of BlackRock. The purchase has been approved by the directors of both companies. Subject to shareholder and regulatory approvals, the transaction is expected to close on or around December 31, 2008. ML & Co., a financial services holding company and the parent of Merrill Lynch, currently owns approximately 49% of BlackRock, The PNC Financial Services Group, Inc. (“PNC”) owns approximately 34%, and approximately 17% is held by employees and public shareholders. ML & Co. and PNC may be deemed to be ”controlling persons” of the Investment Adviser (as defined under the 1940 Act) because of their ownership of BlackRock’s voting securities or their power to exercise a controlling influence over BlackRock’s management or policies. The Sub-Adviser, BlackRock Financial Management, Inc., is an affiliate of the Investment Adviser and is an indirect, wholly owned subsidiary of BlackRock. The principal business address of the Investment Adviser is 100 Bellevue Parkway, Wilmington, Delaware 19809. The principal business address of the Sub-Adviser is 40 East 52nd Street, New York, New York 10022.

     The Investment Adviser and its affiliates had approximately $1.259 trillion in investment company and other portfolio assets under management as of September 30, 2008.

     From time to time a manager, analyst, or other employee of the Investment Adviser or its affiliates may express views regarding a particular asset class, company, security, industry, or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Investment Adviser or any other person within the BlackRock organization. Any such views are subject to change at any time based upon market or other conditions and the Investment Adviser disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for the Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Fund.

     Duration and Termination of Investment Advisory, Sub-Advisory and Administration Agreements. Unless earlier terminated as described below, the Investment Advisory and Sub-Advisory Agreements will remain in effect for an initial period of two years and from year to year thereafter if approved annually (a) by the Board of Directors of the Master LLC or by a majority of the interests of the Master LLC and (b) by a majority of the Directors who are not parties to such contract or interested persons (as defined in the 1940 Act) of any such party. Unless earlier terminated as described below, the Administration Agreement will remain in effect for an initial period of two years and from year to year thereafter if approved annually (a) by the Board of Directors of the Fund or by a majority of the outstanding shares of the Fund and (b) by a majority of the Directors who are not parties to such contract or interested persons (as defined in the 1940 Act) of any such party. Such contracts are not assignable and may be terminated without penalty on 60 days’ written notice at the option of either party thereto or by the vote of the shareholders of the Fund or the interest holders of the Master LLC, as applicable.

     Accounting Services. The Master LLC and the Fund have entered into an agreement with State Street pursuant to which State Street provides certain accounting services to the Master LLC and the Fund. The Master LLC and the Fund pay a fee for these services. The Investment Adviser or its affiliates also provide certain accounting services to the Master LLC and the Fund and the Master LLC and the Fund reimburse the Investment Adviser or its affiliates for these services.

     The table below shows the amounts paid by the Master LLC to State Street, to the Investment Adviser and to FAM, the Master LLC’s previous investment adviser, for the Fund’s last three fiscal years:

Fiscal Year Ended August 31,	Paid to State Street[1]	Paid to FAM	Paid to the Investment Adviser
2008	$213,999	N/A	$11,086
2007	$247,908	$2,295[2]	$13,688	[3]
2006	$275,981	$21,870	N/A

[1]	For providing services to each feeder Fund and the Master LLC.
[2]	For the period September 1, 2006 to September 29, 2006.
[3]	For the period September 29, 2006 to August 31, 2007.

Information about the Portfolio Managers

     The Fund is managed by a team of investment professionals that is responsible for the day-to-day management of the Fund’s portfolio. The lead members of this team are Mark J. Williams, Managing Director at BlackRock, and Kevin J. Booth, Managing Director at BlackRock. Mr. Williams and Mr. Booth each has been a portfolio manager of the Fund since 2006. Messrs. Williams and Booth are the Fund’s co-portfolio managers and are responsible for the day-to-day management of the Fund’s portfolio and the selection of its investments.

     Mark J. Williams, Managing Director, heads BlackRock’s bank loan investment team within the Fixed Income Portfolio Management Group and is co-head of BlackRock’s leveraged finance business. He is a member of BlackRock’s Investment Strategy Group and Alternatives Operating Committee. Mr. Williams is also involved in the evaluation and sourcing of mezzanine investments, and is a member of the Investment Committee for BlackRock Kelso Capital Corporation, a business development company. Mr. Williams has been a Managing Director of BlackRock since 2002. Prior to joining BlackRock in 1998, Mr. Williams spent eight years in PNC Bank’s New York office and was a founding member of PNC Bank’s leveraged finance group.

     Kevin Booth, CFA, Managing Director, is co-head of the high yield team within BlackRock’s Fixed Income Portfolio Management Group and co-heads BlackRock’s leveraged finance business. His primary responsibilities are managing portfolios and directing investment strategy. He specializes in hybrid high yield portfolios, consisting of leveraged bank loans, high yield bonds and distressed obligations. Mr. Booth joined BlackRock following the merger with Merrill Lynch Investment Managers (‘’MLIM’’) in 2006. At MLIM, Mr. Booth who managed four hybrid high-yield funds and led the distressed debt effort was a Managing Director in 2006 and a Director from 1998 to 2005. He was a Vice President, thereof, from 1991 to 1998.

     Other Funds and Accounts Managed

     The following table sets forth information about funds and accounts other than the Master LLC for which the Fund’s portfolio managers are primarily responsible for the day-to-day portfolio management as of August 31, 2008.

	Number of Other Accounts Managed and Assets by Account Type			Number of Other Accounts and Assets for Which Advisory Fee is Performance-Based
Name of Portfolio Manager	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Mark Williams	10	17	2	0	12	0
	$2.83 Billion	$6.7 Billion	$364 Million	$0	$5.5 Billion	$0
Kevin Booth	24	10	10	0	4	3
	$8.66 Billion	$4.87 Billion	$1.97 Billion	$0	$2.98 Billion	$400 Million

Potential Material Conflicts of Interest

     BlackRock, Inc. and its affiliates (collectively, herein “BlackRock”) has built a professional working environment, firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. BlackRock has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, BlackRock furnishes investment management and advisory services to numerous clients in addition to the Fund, and BlackRock may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts which are hedge funds or have performance or higher fees paid to BlackRock, or in which portfolio managers have a personal interest in the receipt of such fees), which may be the same as or different from those made for the Fund. In addition, BlackRock, its affiliates and any officer, director, stockholder or employee may or may not have an interest in the securities whose purchase and sale BlackRock recommends to the Fund. BlackRock, or any of its affiliates, or any officer, director, stockholder, employee or any member of their families may take different actions than those recommended to the Fund by BlackRock with respect to the same securities. Moreover, BlackRock may refrain from rendering any advice or services concerning securities of companies of which any of BlackRock’s (or its affiliates’) officers, directors or employees are directors or officers, or companies as to which BlackRock or any of its affiliates or the officers, directors or employees of any of them has any substantial economic interest or possesses material non-public information. Each portfolio manager also may manage accounts whose investment strategies may at times be opposed to the strategy utilized for a fund. In this regard, it should be noted that Messrs. Williams and Booth currently manage certain accounts that are subject to performance fees. In addition, a portfolio manager may assist in managing certain hedge funds and may be entitled to receive a portion of any incentive fees earned on such funds and a portion of such incentive fees may be voluntarily or involuntarily deferred. Additional portfolio managers may in the future manage other such accounts or funds and may be entitled to receive incentive fees.

     As a fiduciary, BlackRock owes a duty of loyalty to its clients and must treat each client fairly. When BlackRock purchases or sells securities for more than one account, the trades must be allocated in a manner consistent with its fiduciary duties. BlackRock attempts to allocate investments in a fair and equitable manner among client accounts, with no account receiving preferential treatment. To this end, BlackRock has adopted a policy that is intended to ensure that investment opportunities are allocated fairly and equitably among client accounts over time. This policy also seeks to achieve reasonable efficiency in client transactions and provide BlackRock with sufficient flexibility to allocate investments in a manner that is consistent with the particular investment discipline and client base.

     Portfolio Manager Compensation Overview

     BlackRock’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include a base salary, a discretionary bonus, participation in various benefits programs and one or more of the incentive compensation programs established by BlackRock such as its Long-Term Retention and Incentive Plan and Restricted Stock Program.

     Base compensation. Generally, portfolio managers receive base compensation based on their seniority and/or their position with the firm. Senior portfolio managers who perform additional management functions within the portfolio management group or within BlackRock may receive additional compensation for serving in these other capacities.

Discretionary Incentive Compensation

     Discretionary incentive compensation is a function of several components: the performance of BlackRock, Inc., the performance of the portfolio manager’s group within BlackRock, the investment performance, including risk-adjusted returns, of the firm’s assets under management or supervision by that portfolio manager relative to predetermined benchmarks, and the individual’s seniority, role within the portfolio management team, teamwork and contribution to the overall performance of these portfolios and BlackRock. In most cases, including for the portfolio managers of the Fund, these benchmarks are the same as the benchmark or benchmarks against which the performance of the Fund or other accounts managed by the portfolio managers are measured. BlackRock’s Chief Investment Officers determine the benchmarks against which the performance of funds and other accounts managed by each portfolio manager is compared and the period of time over which performance is evaluated. With respect to the portfolio managers, such benchmarks for the Fund include the following:

Portfolio Manager	Benchmarks Applicable to Each Manager
Mark Williams	A combination of market-based indices (e.g., Credit Suisse Leveraged Loan Index, LIBOR), certain customized indices and certain fund industry peer groups.
Kevin Booth	A combination of market-based indices (e.g., The Lehman Brothers U.S. Corporate High Yield 2% Issuer Cap Index), certain customized indices and certain fund industry peer groups.

     BlackRock’s Chief Investment Officers make a subjective determination with respect to the portfolio managers’ compensation based on the performance of the funds and other accounts managed by each portfolio manager relative to the various benchmarks noted above. Performance is measured on both a pre-tax and after-tax basis over various time periods including 1, 3, 5 and 10-year periods, as applicable.

Distribution of Discretionary Incentive Compensation

     Discretionary incentive compensation is distributed to portfolio managers in a combination of cash and BlackRock, Inc. restricted stock units which vest ratably over a number of years. The BlackRock, Inc. restricted stock units, if properly vested, will be settled in BlackRock, Inc. common stock. Typically, the cash bonus, when combined with base salary, represents more than 60% of total compensation for the portfolio managers. Paying a portion of annual bonuses in stock puts compensation earned by a portfolio manager for a given year “at risk” based on BlackRock’s ability to sustain and improve its performance over future periods.

     Long-Term Retention and Incentive Plan (“LTIP”) — The LTIP is a long-term incentive plan that seeks to reward certain key employees. Prior to 2006, the plan provided for the grant of awards that were expressed as an amount of cash that, if properly vested and subject to the attainment of certain performance goals, will be settled in cash and/or in BlackRock, Inc. common stock. Beginning in 2006, awards are granted under the LTIP in the form of BlackRock, Inc. restricted stock units that, if properly vested and subject to the attainment of certain performance goals, will be settled in BlackRock, Inc. common stock. Messrs. Williams and Booth have each received awards under the LTIP.

     Deferred Compensation Program — A portion of the compensation paid to eligible BlackRock employees may be voluntarily deferred into an account that tracks the performance of certain of the firm’s investment products. Each participant in the deferred compensation program is permitted to allocate his deferred amounts among the various investment options. Each portfolio manager has participated in the deferred compensation program.

     Options and Restricted Stock Awards — A portion of the annual compensation of certain employees is mandatorily deferred into BlackRock restricted stock units. Prior to the mandatory deferral into restricted stock units, BlackRock granted stock options to key employees, including certain portfolio managers who may still hold unexercised or unvested options. BlackRock, Inc. also granted restricted stock awards designed to reward certain key employees as an incentive to contribute to the long-term success of BlackRock. These awards vest over a period of years. Mr. Williams has been granted stock options and/or restricted stock in prior years.

     Other compensation benefits. In addition to base compensation and discretionary incentive compensation, portfolio managers may be eligible to receive or participate in one or more of the following:

     Incentive Savings Plans — BlackRock, Inc. has created a variety of incentive savings plans in which BlackRock employees are eligible to participate, including a 401(k) plan, the BlackRock Retirement Savings Plan (RSP), and the BlackRock Employee Stock Purchase Plan (ESPP). The employer contribution components of the RSP include a company match equal to 50% of the first 6% of eligible pay contributed to the plan capped at $4,000 per year, and a company retirement contribution equal to 3% of eligible compensation, plus an additional contribution of 2% for any year in which BlackRock has positive net operating income. The RSP offers a range of investment options, including registered investment companies managed by the firm. BlackRock contributions follow the investment direction set by participants for their own contributions or, absent employee investment direction, are invested into a balanced portfolio. The ESPP allows for investment in BlackRock common stock at a 5% discount on the fair market value of the stock on the purchase date. Annual participation in the ESPP is limited to the purchase of 1,000 shares or a dollar value of $25,000. Each portfolio manager is eligible to participate in these plans.

Fund Ownership

     The following table sets forth the dollar range of equity securities of the Fund beneficially owned by each portfolio manager as of August 31, 2008.

Portfolio Manager	Dollar Range
Mark J. Williams	None
Kevin J. Booth	None

Code of Ethics

     Each of the Master LLC, the Fund, the Investment Adviser, the Sub-Adviser and each Distributor has adopted a Code of Ethics under Rule 17j-1 of the 1940 Act. The Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the Code of Ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Master LLC.

Potential Conflicts of Interest

     Activities of the Investment Adviser; BlackRock, Inc. and its affiliates (collectively, “BlackRock”); The PNC Financial Services Group, Inc. and its affiliates (collectively, “PNC”); Merrill Lynch & Co., Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and their affiliates (collectively, “Merrill Lynch”); and Other Accounts Managed by BlackRock, PNC or Merrill Lynch.

     As used in this section, the term “Fund” includes the Master LLC.

     BlackRock is one of the world’s largest asset management firms with over $1 trillion in assets under management. Merrill Lynch is a full service investment banking, broker-dealer, asset management and financial services organization. PNC is a diversified financial services organization spanning the retail, business and corporate markets. BlackRock, Merrill Lynch and PNC are affiliates of one another. BlackRock, PNC, Merrill Lynch and their affiliates (including, for these purposes, their directors, partners, trustees, managing members, officers and employees), including the entities and personnel who may be involved in the investment activities and business operations of the Fund (collectively, “Affiliates”), are engaged worldwide in businesses, including equity, fixed income, cash management and alternative investments, and have interests other than that of managing the Fund. These are considerations of which investors in the Fund should be aware, and which may cause conflicts of interest that could disadvantage the Fund and its shareholders. These activities and interests include potential multiple advisory, transactional, financial and other interests in securities and other instruments, and companies that may be purchased or sold by the Fund.

     BlackRock and its Affiliates, including, without limitation, PNC and Merrill Lynch, have proprietary interests in, and may manage or advise with respect to, accounts or funds (including separate accounts and other funds and collective investment vehicles) that have investment objectives similar to those of the Fund and/or that engage in transactions in the same types of securities, currencies and instruments as the Fund. One or more Affiliates are also major participants in the global currency, equities, swap and fixed income markets, in each case both on a proprietary basis and for the accounts of customers. As such, one or more Affiliates are or may be actively engaged in transactions in the same securities, currencies, and instruments in which the Fund invests. Such activities could affect the prices and availability of the securities, currencies, and instruments in which the Fund invests, which could have an adverse impact on the Fund’s performance. Such transactions, particularly in respect of most proprietary accounts or customer accounts, will be executed independently of the Fund’s transactions and thus at prices or rates that may be more or less favorable than those obtained by the Fund. When the Investment Adviser and its advisory affiliates seek to purchase or sell the same assets for their managed accounts, including the Fund, the assets actually purchased or sold may be allocated among the accounts on a basis determined in their good faith discretion to be equitable. In some cases, this system may adversely affect the size or price of the assets purchased or sold for the Fund.

     In addition, transactions in investments by one or more other accounts managed by BlackRock, PNC, Merrill Lynch or another Affiliate may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Fund, particularly, but not limited to, with respect to small capitalization, emerging market or less liquid strategies. This may occur when investment decisions regarding the Fund are based on research or other information that is also used to support decisions for other accounts. When BlackRock, PNC, Merrill Lynch or another Affiliate implements a Fund decision or strategy on behalf of another account ahead of, or contemporaneously with, similar decisions or strategies for the Fund, market impact, liquidity constraints, or other factors could result in the Fund receiving less favorable trading results and the costs of implementing such decisions or strategies could be increased or the Fund could otherwise be disadvantaged. BlackRock, PNC or Merrill Lynch may, in certain cases, elect to implement internal policies and procedures designed to limit such consequences, which may cause the Fund to be unable to engage in certain activities, including purchasing or disposing of securities, when it might otherwise be desirable for it to do so.

     Conflicts may also arise because decisions regarding the Fund may benefit other accounts managed by BlackRock, PNC, Merrill Lynch or another Affiliate. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Affiliates or their other accounts, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more Affiliates or their other accounts.

     BlackRock, PNC, Merrill Lynch, other Affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of BlackRock, PNC, Merrill Lynch, other Affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.

     The results of the Fund’s investment activities may differ significantly from the results achieved by the Investment Adviser and its Affiliates for their proprietary accounts or other accounts (including investment companies or collective investment vehicles) managed or advised by them. It is possible that one or more Affiliates and such other accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which one or more Affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible. The investment activities of one or more Affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Fund in certain emerging and other markets in which limitations are imposed upon the amount of investment, in the aggregate or in individual issuers, by affiliated foreign investors.

     From time to time, the Fund’s activities may also be restricted because of regulatory restrictions applicable to one or more Affiliates, and/or their internal policies designed to comply with such restrictions. As a result, there may be periods, for example, when the Investment Adviser, and/or one or more Affiliates, will not initiate or recommend certain types of transactions in certain securities or instruments with respect to which the Investment Adviser and/or one or more Affiliates are performing services or when position limits have been reached.

     In connection with its management of the Fund, the Investment Adviser may have access to certain fundamental analysis and proprietary technical models developed by one or more Affiliates (including Merrill Lynch). The Investment Adviser will not be under any obligation, however, to effect transactions on behalf of the Fund in accordance with such analysis and models. In addition, neither BlackRock nor any of its Affiliates (including Merrill Lynch and PNC) will have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Fund and it is not anticipated that the Investment Adviser will have access to such information for the purpose of managing the Fund. The proprietary activities or Fund strategies of BlackRock and its Affiliates (including Merrill Lynch and PNC) or the activities or strategies used for accounts managed by them or other customer accounts could conflict with the transactions and strategies employed by the Investment Adviser in managing the Fund.

     In addition, certain principals and certain employees of the Investment Adviser are also principals or employees of BlackRock, Merrill Lynch, PNC or another Affiliate. As a result, the performance by these principals and employees of their obligations to such other entities may be a consideration of which investors in the Fund should be aware.

     The Investment Adviser may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of BlackRock, PNC, Merrill Lynch or another Affiliate, or, to the extent permitted by the Commission, BlackRock, PNC or Merrill Lynch or another Affiliate, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction will be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transactions. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of BlackRock, Merrill Lynch and/or PNC or another Affiliate. One or more Affiliates may also create, write or issue derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Affiliates and may also enter into transactions with other clients of an Affiliate where such other clients have interests adverse to those of the Fund. At times, these activities may cause departments of BlackRock or its Affiliates to give advice to clients that may cause these clients to take actions adverse to the interests of the Fund. To the extent affiliated transactions are permitted, the Fund will deal with BlackRock and its Affiliates on an arms-length basis. BlackRock, PNC or Merrill Lynch or another Affiliate may also have an ownership interest in certain trading or information systems used by the Fund. The Fund’s use of such trading or information systems may enhance the profitability of BlackRock and its Affiliates.

     One or more Affiliates may act as broker, dealer, agent, lender or advisor or in other commercial capacities for the Fund. It is anticipated that the commissions, mark-ups, mark-downs, financial advisory fees, underwriting and placement fees, sales fees, financing and commitment fees, brokerage fees, other fees, compensation or profits, rates, terms and conditions charged by an Affiliate will be in its view commercially reasonable, although each Affiliate, including its sales personnel, will have an interest in obtaining fees and other amounts that are favorable to the Affiliate and such sales personnel.

     Subject to applicable law, the Affiliates (and their personnel and other distributors) will be entitled to retain fees and other amounts that they receive in connection with their service to the Fund as broker, dealer, agent, lender, advisor or in other commercial capacities and no accounting to the Fund or its shareholders will be required, and no fees or other compensation payable by the Fund or its shareholders will be reduced by reason of receipt by an Affiliate of any such fees or other amounts. When an Affiliate acts as broker, dealer, agent, adviser or in other commercial capacities in relation to the Fund, the Affiliate may take commercial steps in its own interests, which may have an adverse effect on the Fund.

     The Fund will be required to establish business relationships with its counterparties based on the Fund’s own credit standing. Neither BlackRock nor any of the Affiliates will have any obligation to allow their credit to be used in connection with the Fund’s establishment of its business relationships, nor is it expected that the Fund’s counterparties will rely on the credit of BlackRock or any of the Affiliates in evaluating the Fund’s creditworthiness.

     Purchases and sales of securities for the Fund may be bunched or aggregated with orders for other BlackRock client accounts. The Investment Adviser and its advisory affiliates, however, are not required to bunch or aggregate orders if Fund management decisions for different accounts are made separately, or if they determine that bunching or aggregating is not practicable, required or with cases involving client direction.

     Prevailing trading activity frequently may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund will not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.

     The Investment Adviser may select brokers (including, without limitation, Affiliates of the Investment Adviser) that furnish the Investment Adviser, the Fund, other BlackRock client accounts or other Affiliates or personnel, directly or through correspondent relationships, with research or other appropriate services which provide, in the Investment Adviser’s view, appropriate assistance to the Investment Adviser in the investment decision-making process (including with respect to futures, fixed-price offerings and over-the-counter transactions). Such research or other services may include, to the extent permitted by law, research reports on companies, industries and securities; economic and financial data; financial publications; proxy analysis; trade industry seminars; computer data bases; quotation equipment and services; and research-oriented computer hardware, software and other services and products. Research or other services obtained in this manner may be used in servicing the Fund and other BlackRock client accounts, including in connection with BlackRock client accounts other than those that pay commissions to the broker relating to the research or other service arrangements. Such products and services may disproportionately benefit other BlackRock client accounts relative to the Fund based on the amount of brokerage commissions paid by the Fund and such other BlackRock client accounts. For example, research or other services that are paid for through one client’s commissions may not be used in managing that client’s account. In addition, other BlackRock client accounts may receive the benefit, including disproportionate benefits, of economies of scale or price discounts in connection with products and services that may be provided to the Fund and to such other BlackRock client accounts. To the extent that the Investment Adviser uses soft dollars, it will not have to pay for those products and services itself. The Investment Adviser may receive research that is bundled with the trade execution, clearing, and/or settlement services provided by a particular broker-dealer. To the extent that the Investment Adviser receives research on this basis, many of the same conflicts related to traditional soft dollars may exist. For example, the research effectively will be paid by client commissions that also will be used to pay for the execution, clearing, and settlement services provided by the broker-dealer and will not be paid by the Investment Adviser.

     The Investment Adviser may endeavor to execute trades through brokers who, pursuant to such arrangements, provide research or other services in order to ensure the continued receipt of research or other services the Investment Adviser believes are useful in their investment decision-making process. The Investment Adviser may from time to time choose not to engage in the above described arrangements to varying degrees.

     BlackRock has adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions that it makes on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with BlackRock’s fiduciary obligations to its clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions of BlackRock may have the effect of favoring the interests of other clients or businesses of other divisions or units of BlackRock, PNC, Merrill Lynch and/or other Affiliates, provided that BlackRock believes such voting decisions to be in accordance with its fiduciary obligations. For a more detailed discussion of these policies and procedures, see “Proxy Voting Policies and Procedures.”

     It is also possible that, from time to time, BlackRock or any of its Affiliates may, although they are not required to, purchase and hold shares of the Fund. Increasing the Fund’s assets may enhance investment flexibility and diversification and may contribute to economies of scale that tend to reduce the Fund’s expense ratio. BlackRock and its affiliates reserve the right to tender some or all of the shares of the Fund acquired for their own accounts consistent with applicable limits. BlackRock will consider the effect of tenders on the Fund and other shareholders when deciding whether to tender their shares.

     It is possible that the Fund may invest in securities of companies with which an Affiliate has or is trying to develop investment banking relationships as well as securities of entities in which BlackRock, PNC or Merrill Lynch or another Affiliate has significant debt or equity investments or in which an Affiliate makes a market. The Fund also may invest in securities of companies to which an Affiliate provides or may some day provide research coverage. Such investments could cause conflicts between the interests of the Fund and the interests of other clients of BlackRock or another Affiliate. In making investment decisions for the Fund, the Investment Adviser is not permitted to obtain or use material non-public information acquired by any division, department or Affiliate of BlackRock in the course of these activities. In addition, from time to time, the activities of Merrill Lynch or another Affiliate may limit the Fund’s flexibility in purchases and sales of securities. When Merrill Lynch or another Affiliate is engaged in an underwriting or other distribution of securities of an entity, the Investment Adviser may be prohibited from purchasing or recommending the purchase of certain securities of that entity for the Fund.

     BlackRock, PNC, Merrill Lynch, other Affiliates, their personnel and other financial service providers have interests in promoting sales of the Fund. With respect to BlackRock, PNC, Merrill Lynch, other Affiliates and their personnel, the remuneration and profitability relating to services to and sales of the Fund or other products may be greater than remuneration and profitability relating to services to and sales of certain funds or other products that might be provided or offered. BlackRock, PNC, Merrill Lynch, other Affiliates and their sales personnel may directly or indirectly receive a portion of the fees and commissions charged to the Fund or its shareholders. BlackRock and its advisory or other personnel may also benefit from increased amounts of assets under management. Fees and commissions may also be higher than for other products or services, and the remuneration and profitability to BlackRock, PNC, Merrill Lynch, other Affiliates and such personnel resulting from transactions on behalf of or management of the Fund may be greater than the remuneration and profitability resulting from other funds or products.

     BlackRock, PNC, Merrill Lynch, other Affiliates and their personnel may receive greater compensation or greater profit in connection with an account for which BlackRock serves as an adviser than with an account advised by an unaffiliated investment adviser. Differentials in compensation may be related to the fact that BlackRock may pay a portion of its advisory fee to the unaffiliated investment adviser, or relate to compensation arrangements, including for Fund management, brokerage transactions or account servicing. Any differential in compensation may create a financial incentive on the part of BlackRock, PNC, Merrill Lynch, other Affiliates and their personnel to recommend BlackRock over unaffiliated investment advisers or to effect transactions differently in one account over another.

     BlackRock may also have relationships with, and purchase, or distribute or sell, services or products from or to, distributors, consultants and others who recommend the Fund, or who engage in transactions with or for the Fund. For example, BlackRock may participate in industry and consultant sponsored conferences and may purchase educational, data related or other services from consultants or other third parties that it deems to be of value to its personnel and its business. The products and services purchased from consultants may include, but are not limited to, those that help BlackRock understand the consultant’s points of view on the investment management process. Consultants and other parties that provide consulting or other services to potential investors in the Fund may receive fees from BlackRock or the Fund in connection with the distribution of shares in the Fund or other BlackRock products. For example, BlackRock may enter into revenue or fee sharing arrangements with consultants, service providers, and other intermediaries relating to investments in mutual funds, collective trusts, or other products or services offered or managed by the Investment Adviser. BlackRock may also pay a fee for membership in industry-wide or state and municipal organizations or otherwise help sponsor conferences and educational forums for investment industry participants including, but not limited to, trustees, fiduciaries, consultants, administrators, state and municipal personnel and other clients. BlackRock’s membership in such organizations allows BlackRock to participate in these conferences and educational forums and helps BlackRock interact with conference participants and to develop an understanding of the points of view and challenges of the conference participants. In addition, BlackRock’s personnel, including employees of BlackRock, may have board, advisory, brokerage or other relationships with issuers, distributors, consultants and others that may have investments in the Fund or that may recommend investments in the Fund. In addition, BlackRock, including the Investment Adviser, may make charitable contributions to institutions, including those that have relationships with clients or personnel of clients. BlackRock’s personnel may also make political contributions. As a result of the relationships and arrangements described in this paragraph, consultants, distributors and other parties may have conflicts associated with their promotion of the Fund or other dealings with the Fund that create incentives for them to promote the Fund or certain Fund transactions.

     To the extent permitted by applicable law, BlackRock may make payments to authorized dealers and other Intermediaries from time to time to promote the Fund and/or other BlackRock products. In addition to placement fees, sales loads or similar distribution charges, such payments may be made out of BlackRock’s assets, or amounts payable to BlackRock rather than a separately identified charge to the Fund or other products. Such payments may compensate Intermediaries for, among other things: marketing the Fund and other products; access to the Intermediaries’ registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Fund and other products. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote certain products, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by BlackRock may also compensate Intermediaries for networking, sub-transfer agency, shareholder services, sub-accounting and/or, administrative services that are in addition to the fees paid for these services by such products. See also, “Purchase of Shares” in this Prospectus.

     The payments made by BlackRock may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend certain products based, at least in part, on the level of compensation paid.

     To the extent permitted by applicable law, the Fund may invest all or some of its short term cash investments in any money market fund advised or managed by BlackRock. In connection with any such investments, the Fund, to the extent permitted by the 1940 Act, may pay its share of expenses of a money market fund in which it invests, which may result in the Fund bearing some additional expenses.

     The Investment Adviser, its affiliates and their directors, officers and employees, may buy and sell securities or other investments for their own accounts, and may have conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of the Investment Adviser that are the same, different from or made at different times than positions taken for the Fund. To lessen the possibility that the Fund will be adversely affected by this personal trading, the Fund and the Investment Adviser each has adopted a Code of Ethics in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund’s transactions. The Code of Ethics can be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at (202) 551-8090. The Code of Ethics is also available on the EDGAR Database on the Commission’s Website at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov or by writing the Commission’s Public Reference Section, Washington, DC 20549-0102.

     The Investment Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules adopted under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, or investment advisers or pursuant to exemptive orders granted to the Fund and/or the Investment Adviser by the Commission. These transactions would be effected in circumstances in which the Investment Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

     From time to time, the activities of the Fund may be restricted because of regulatory requirements applicable to BlackRock, PNC or Merrill Lynch or another Affiliate and/or BlackRock’s internal policies designed to comply with, limit the applicability of, or otherwise relate to such requirements. A client not advised by BlackRock would not be subject to some of those considerations. There may be periods when the Investment Adviser may not initiate or recommend certain types of transactions, or may otherwise restrict or limit their advice in certain securities or instruments issued by or related to companies for which an Affiliate is performing investment banking, market making or other services or has proprietary positions. For example, when an Affiliate is engaged in an underwriting or other distribution of securities of, or advisory services for, a company, the Fund may be prohibited from or limited in purchasing or selling securities of that company. Similar situations could arise if personnel of BlackRock or its Affiliates serve as directors of companies the securities of which the Fund wishes to purchase or sell. However, if permitted by applicable law, the Fund may purchase securities or instruments that are issued by such companies or are the subject of an underwriting, distribution, or advisory assignment by an Affiliate, or in cases in which personnel of BlackRock or its Affiliates are directors or officers of the issuer.

     The investment activities of one or more Affiliates for their proprietary accounts and for client accounts may also limit the investment strategies and rights of the Fund. For example, in regulated industries, in certain emerging or international markets, in corporate and regulatory ownership definitions, and in certain futures and derivative transactions, there may be limits on the aggregate amount of investment by affiliated investors that may not be exceeded without the grant of a license or other regulatory or corporate consent or, if exceeded, may cause BlackRock, the Fund or other client accounts to suffer disadvantages or business restrictions. If certain aggregate ownership thresholds are reached or certain transactions undertaken, the ability of the Investment Adviser on behalf of clients (including the Fund) to purchase or dispose of investments, or exercise rights or undertake business transactions, may be restricted by regulation or otherwise impaired. As a result, the Investment Adviser on behalf of clients (including the Fund) may limit purchases, sell existing investments, or otherwise restrict or limit the exercise of rights (including voting rights) when the Investment Adviser, in its sole discretion, deems it appropriate.

     Present and future activities of BlackRock and its Affiliates, including the Investment Adviser, in addition to those described in this section, may give rise to additional conflicts of interest.

Proxy Voting Policy

     The Board of Directors of the Master LLC has delegated the voting of proxies for Master LLC securities to the Investment Adviser and its affiliated registered intermediaries (collectively, the “Advisors”) pursuant to the Advisors’ proxy voting guidelines. Under these guidelines, the Advisors will vote proxies related to Master LLC securities in the best interests of the Master LLC and its interestholders. A copy of the Advisors’ proxy voting policy is attached as Appendix B to this Prospectus.

     Information about how the Master LLC voted proxies relating to securities held in the Master LLC’s portfolio during the most recent 12-month period ended June 30 is available without charge, (i) at www.blackrock.com and (2) on the Commission’s website at http://www.sec.gov.

PORTFOLIO TRANSACTIONS

Transactions in Portfolio Securities

     Because the Fund will invest exclusively in interests in the portfolio of the Master LLC, it is expected that all transactions in portfolio securities will be entered into by the Master LLC. Subject to policies established by the Board of Directors of the Master LLC, the Investment Adviser is primarily responsible for the execution of the Master LLC’s portfolio transactions and the allocation of brokerage. The Investment Adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for the Master LLC, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, operational facilities of the firm involved and the firm’s risk and skill in positioning blocks of securities. While the Investment Adviser generally seeks reasonably competitive trade execution costs, the Master LLC does not necessarily pay the lowest commission or spread available. For the fiscal years ended August 31, 2008, 2007 and 2006, the Master LLC paid $0, $0 and $1,342 in brokerage commissions, none of which was paid to affiliates. In addition, consistent with the Conduct Rules of FINRA and policies established by the Board of Directors of the Master LLC, the Investment Adviser does not consider sales of shares of the Fund as a factor in the selection of brokers or dealers to execute portfolio transactions for the Master LLC; however, whether or not a particular broker or dealer sells shares of the Fund neither qualifies nor disqualifies such broker or dealer to execute transactions for the Master LLC.

     Subject to obtaining the best net results, brokers who provide supplemental investment research to the Investment Adviser may receive orders for portfolio transactions by the Master LLC. Such supplemental research services ordinarily consist of assessments and analyses of the business or prospects of a company, industry or economic sector. Information so received will be in addition to and not in lieu of the services required to be performed by the Investment Adviser under the Investment Advisory Agreement, and the expenses of the Investment Adviser will not necessarily be reduced as a result of the receipt of such supplemental information. If in the judgment of the Investment Adviser the Master LLC will benefit from supplemental research services, the Investment Adviser is authorized to pay brokerage commissions to a broker furnishing such services that are in excess of commissions that another broker may have charged for effecting the same transactions. Certain supplemental research services may primarily benefit one or more other investment companies or other accounts for which the Investment Adviser exercises investment discretion. Conversely, the Master LLC may be the primary beneficiary of the supplemental research services received as a result of portfolio transactions effected for such other accounts or investment companies.

     The Master LLC purchases corporate loans in individually negotiated transactions with commercial banks, thrifts, insurance companies, finance companies, investment banking firms, securities brokerage houses and other financial institutions or institutional investors. In selecting such financial institutions or institutional investors, the Investment Adviser may consider, among other factors, the financial strength, professional ability, level of service and research capability of the institution. See “Investment Objective and Policies—Description of Participation Interests.” While such financial institutions generally are not required to repurchase interests in corporate loans that they have sold to the Master LLC, they may act as principal or on an agency basis in connection with the Master LLC’s disposition of corporate loans.

     The Master LLC has no obligation to deal with any bank, broker or dealer in execution of transactions in portfolio securities. Subject to providing the best net results, securities firms that provide investment research to the Investment Adviser may receive orders for transactions by the Master LLC. Research information provided to the Investment Adviser by securities firms is supplemental. It does not replace or reduce the level of services performed by the Investment Adviser and the expenses of the Investment Adviser will not be reduced.

     The Master LLC invests in securities traded primarily in the over-the-counter markets, and the Master LLC intends to deal directly with dealers who make markets in the securities involved, except in those circumstances where better prices and execution are available elsewhere. Under the 1940 Act, except as permitted by exemptive order, persons affiliated with the Master LLC, including Merrill Lynch, are prohibited from dealing with the Master LLC as principal in the purchase and sale of securities. Since transactions in the over-the-counter market usually involve transactions with dealers acting as principal for their own account, the Master LLC does not deal with affiliated persons, including Merrill Lynch and its affiliates, in connection with such transactions. However, an affiliated person of the Master LLC, including Merrill Lynch, may serve as its broker in certain over-the-counter transactions conducted on an agency basis provided that, among other things, the fee or commission received by such affiliated broker is reasonable and fair compared to the fee or commission received by non-affiliated brokers in connection with comparable transactions. See “Investment Restrictions.”

     The Master LLC has received an exemptive order from the Commission permitting it to lend portfolio securities to Merrill Lynch or its affiliates. Pursuant to that order, the Master LLC also has retained an affiliated entity of the Investment Adviser as the securities lending agent (the “lending agent”) for a fee, including a fee based on a share of the returns on investment of cash collateral. For the fiscal years ended August 30, 2008, 2007 and 2006, the lending agent received no securities lending agent fees from the Master LLC. In connection with securities lending activities, the lending agent may, on behalf of the Master LLC, invest cash collateral received by the Master LLC for such loans in, among other things, a private investment company managed by the lending agent. Pursuant to the same order, the Master LLC may invest its uninvested cash in a private investment company managed by the lending agent. If the Master LLC acquires shares in the private investment company, shareholders would bear both their proportionate share of the Master LLC’s expenses and, indirectly, the expenses of such other entity. However, in accordance with the exemptive order, the investment adviser to the private investment company will not charge any advisory fees with respect to shares purchased by the Master LLC. Such shares also will not be subject to a sales load, redemption fee, distribution fee or service fee.

     The Master LLC may not purchase securities during the existence of any underwriting syndicate of which BlackRock, Merrill Lynch, PNC or any affiliated person (as defined in the 1940 Act) thereof is a member or in a private placement in which any such entity serves as placement agent except pursuant to procedures approved by the Board that comply with rules adopted by the Commission.

     Securities held by the Master LLC, including corporate loans, may also be held by, or be appropriate investments for, other funds or investment advisory clients for which the Investment Adviser or its affiliates act as an adviser. Because of different objectives or other factors, a particular security may be bought for an advisory client when other clients are selling the same security. If purchases or sales of securities by the Investment Adviser for the Master LLC or other funds for which it acts as investment adviser or for advisory clients arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds and clients in a manner deemed equitable to all. Transactions effected by the Investment Adviser (or its affiliate) on behalf of more than one of its clients during the same period may increase the demand for securities being purchased or the supply of securities being sold, causing an adverse effect on price.

Portfolio Turnover

     The Master LLC may dispose of securities without regard to the length of time they have been held when such actions, for defensive or other reasons, appear advisable to the Investment Adviser. While it is not possible to predict turnover rates with any certainty, presently it is anticipated that the Master LLC’s annual portfolio turnover rate, under normal circumstances, should be less than 100%. (The portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the particular fiscal year by the monthly average value of the portfolio securities owned by the Master LLC during the particular fiscal year. For purposes of determining this rate, all securities whose maturities at the time of acquisition are one year or less are excluded.) A high portfolio turnover rate involves certain tax consequences, such as an increase in capital gain dividends and/or ordinary income dividends, and results in greater transaction costs, which are borne directly by the Master LLC. For the fiscal years ended August 31, 2008 and 2007, the Master LLC’s portfolio turnover rate was 56% and 46%, respectively.

DIVIDENDS AND DISTRIBUTIONS

     The Fund intends to distribute all its net investment income. Dividends from such net investment income are declared daily and paid monthly to holders of the Fund’s common stock. Net investment income and capital gains realized by the Master LLC will be passed through to the Fund and any other feeder fund in proportion to each feeder fund’s interest in the Master LLC. The Fund’s share of such income and gains will be distributed, after payment of Fund expenses, to shareholders of the Fund. Monthly distributions to holders of common stock of the Fund consist of substantially all net investment income of the Master LLC allocable to the Fund remaining after the payment of interest on any borrowing or dividends or interest on any senior securities by the Fund from and after any borrowing or issuance of senior securities. For Federal tax purposes, the Fund is required to distribute substantially all of its net investment income for each calendar year. All net realized capital gains, if any, are distributed at least annually to holders of common stock. Shares of common stock accrue dividends as long as they are issued and outstanding. Shares of common stock are issued and outstanding from the settlement date of a purchase order to the settlement date of a tender offer. The Master LLC, on behalf of the Fund, has entered into a credit facility, which contains restrictions on the payment of dividends by the Fund. For a description of such restrictions see “Borrowings by the Master LLC.”

     Under the 1940 Act, the Fund may not declare any dividend or other distribution upon any class of its capital stock, or purchase any such capital stock, unless the aggregate indebtedness of the Master LLC allocable to the Fund has at the time of the declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 300% after deducting the amount of such dividend, distribution, or purchase price, as the case may be. Also, certain types of borrowings by the Master LLC may result in the Master LLC and the Fund each being subject to covenants in credit agreements, including those relating to the Master LLC’s asset coverage and portfolio composition requirements and those restricting the Fund’s payment of dividends and distributions.

     While any shares of preferred stock are outstanding, the Fund may not declare any cash dividend or other distribution on its common stock, unless at the time of such declaration, (1) all accumulated preferred stock dividends have been paid and (2) the net asset value of the Master LLC’s portfolio allocable to the Fund (determined after deducting the amount of such dividend or other distribution) is at least 200% of the liquidation value of the outstanding preferred stock (expected to be equal to original purchase price per share plus any accumulated and unpaid dividends thereon). This limitation, and the limitations contained in the preceding paragraph, on the Fund’s ability to pay dividends or make distributions on its common stock could under certain circumstances impair the ability of the Fund to maintain its qualification for taxation as a regulated investment company, which would have an adverse impact on shareholders. See “Borrowings by the Master LLC” and “Taxes.”

     For information concerning the manner in which dividends and distributions to holders of common stock may be automatically reinvested in shares of common stock of the Fund, see “Automatic Dividend Reinvestment Plan.”

TAXES

General

     The Fund intends to continue to qualify for the special tax treatment afforded regulated investment companies (“RICs”) under the Internal Revenue Code of 1986, as amended (the “Code”). As long as it so qualifies, in any taxable year in which it distributes at least 90% of its net investment income and net short-term capital gain, the Fund will not be subject to Federal income tax to the extent that it distributes its net investment income and net realized capital gains. The Fund intends to distribute substantially all of its net investment income and net capital gains. If, in any taxable year, the Fund fails to qualify as a RIC under the Code, the Fund would be taxed in the same manner as a corporation and all distributions from earnings and profits (as determined under U.S. Federal income tax principles) to its shareholders would be taxable as ordinary dividend income eligible for the maximum 15% tax rate for non-corporate shareholders and the dividends-received deduction for corporate shareholders, if certain requirements were met.

     The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute during each calendar year 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gains, determined, in general, on an October 31 year end, plus certain undistributed amounts from previous years. While the Fund intends to distribute its income and capital gains in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that a sufficient amount of the Fund’s taxable income and capital gains will be distributed to avoid entirely the imposition of the tax. In such event, the Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirements.

     Dividends paid by the Fund from its ordinary income or from an excess of net short-term capital gain over net long-term capital loss (together referred to hereafter as “ordinary income dividends”) generally are taxable to shareholders as ordinary income. Distributions, if any, from the excess of net long-term capital gain over net short-term capital loss derived from the sale of securities and properly designated as such (“capital gain dividends”) are taxable as long-term capital gains, regardless of the length of time the shareholder has owned Fund shares. Dividends paid by the Fund generally will not be eligible for the favorable rate of taxation applicable to so-called “qualified dividend income” or the dividends received reduction.

     Any loss upon the sale or exchange of Fund shares held for six months or less is treated as long-term capital loss to the extent of any capital gain dividends received by the shareholder. Distributions in excess of the Fund’s earnings and profits first reduce the adjusted tax basis of a holder’s common stock and, after such adjusted tax basis is reduced to zero, constitute capital gains to such holder (assuming such common stock is held as a capital asset). Long term capital gains (i.e., gains from a sale or exchange of capital assets held for more than one year) are generally taxed at preferential rates to non-corporate taxpayers. Generally not later than 60 days after the close of its taxable year, the Fund will provide its shareholders with a written notice designating the amount of any capital gain dividends.

     Dividends are taxable to shareholders even though they are reinvested in additional shares of the Fund. Distributions by the Fund, whether from ordinary income or capital gains, generally are not eligible for the dividends received deduction allowed to corporations under the Code. If the Fund pays a dividend in January which was declared in the previous October, November or December to shareholders of record on a specified date in one of such months, then such dividend is treated for tax purposes as being paid and received on December 31 of the year in which the dividend was declared.

     The Internal Revenue Service (the “IRS”) has taken the position in a revenue ruling that if a RIC has two or more classes of shares, it may designate distributions made to each class in any year as consisting of no more than such class’s proportionate share of particular types of income. A class’s proportionate share of a particular type of income is determined according to the percentage of total dividends paid by the RIC during the year that was paid to such class. Consequently, if both common stock and preferred stock are outstanding, the Fund intends to designate distributions made to the classes as consisting of particular types of income in accordance with the classes’ proportionate shares of such income. Thus, capital gain dividends will be allocated among the holders of common stock and any series of preferred stock in proportion to the total dividends paid to each class during the taxable year, or otherwise as required by applicable law.

     Under the terms of the Facility, the Fund may be restricted with respect to the declaration and payment of dividends in certain circumstances. See “Borrowings by the Master LLC.” Additionally, if at any time when borrowings or shares of preferred stock are outstanding the Master LLC does not meet the asset coverage requirements of the 1940 Act or applicable credit agreements, the Fund will be required to suspend distributions to holders of common stock until the Master LLC’s asset coverage allocable to the Fund is restored. See “Dividends and Distributions.” Limits on the Fund’s payment of dividends may prevent the Fund from distributing at least 90% of its net investment income and net short-term capital gain and may therefore jeopardize the Fund’s qualification for taxation as a RIC and subject the Fund to the 4% Federal excise tax described above as well as income tax on any retained ordinary income or capital gains. Upon any failure by the Master LLC to meet the asset coverage requirement of the 1940 Act or applicable credit agreements, the Master LLC may, in its sole discretion, repay borrowings or the Fund may redeem shares of preferred stock in order to maintain or restore the requisite asset coverage and avoid the adverse consequences to the Fund and its shareholders of failing to qualify as a RIC. There can be no assurance, however, that any such action would achieve these objectives. The Master LLC will endeavor to avoid restriction of the Fund’s dividend payments under the Facility.

     As noted above, the Fund must distribute annually at least 90% of its net investment income and net short-term capital gain. A distribution will only be counted for this purpose if it qualifies for the dividends paid deduction under the Code. Some types of preferred stock that the Fund has the authority to issue may raise a question as to whether distributions on such preferred stock are “preferential” under the Code and therefore not eligible for the dividends paid deduction. The Fund intends to rely on the advice of its counsel on questions raised by issuance of these types of preferred stock. Moreover, the Fund intends to issue preferred stock that counsel advises or the IRS has ruled will not result in the payment of preferential dividends. If the Fund ultimately relies solely on a legal opinion on issuance of such preferred stock, there is no assurance that the IRS would agree that dividends on the preferred stock are not preferential. If the IRS successfully disallowed the dividends paid deduction for dividends on the preferred stock, the Fund could lose the benefit of the special treatment afforded RICs under the Code.

     The Federal income tax rules governing the taxation of interest rate swaps are not entirely clear and may require the Fund to treat payments received under such arrangements as ordinary income and to amortize payments under certain circumstances.

     Upon the sale or exchange of Fund shares held as a capital asset, a stockholder may realize a capital gain or loss which will be long or short term depending on the stockholder’s holding period for the shares. Generally, gain or loss will be long term if the shares have been held for more than one year. A loss realized on a sale or exchange of shares of the Fund will be disallowed if other Fund shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

     Under certain Code provisions, some shareholders may be subject to a withholding tax on ordinary income dividends, capital gain dividends and redemption payments (“backup withholding”). Generally, shareholders subject to backup withholding will be those for whom no certified taxpayer identification number is on file with the Fund or who, to the Fund’s knowledge, have furnished an incorrect number. When establishing an account, an investor must certify under penalty of perjury that such number is correct and that such investor is not otherwise subject to backup withholding tax. Backup withholding is not an additional tax. Any amount withheld generally may be allowed as a refund or a credit against a shareholder’s Federal income tax liability provided that the required information is timely forwarded to the IRS.

     Ordinary income dividends paid to shareholders who are nonresident aliens or foreign entities generally will be subject to a 30% U.S. withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. Under the provisions of the American Jobs Creation Act of 2004 (the “2004 Tax Act”), dividends derived by a RIC from short-term capital gains and qualifying net interest income (including income from original issue discount and market discount) and paid to stockholders who are nonresident aliens or foreign entities, if and to the extent properly designated as “interest-related dividends” or “short-term capital gain dividends,” generally will not be subject to U.S. withholding tax. It is uncertain, however, what portion of the Fund’s distributions will be designated as short-term capital gains or interest income exempt from withholding in the hands of nonresident and foreign stockholders. Under guidance issued by the IRS, a RIC will generally be allowed to designate the maximum amount of its qualified dividend income, if any, interest related dividends and short term capital gain dividends, even where the aggregate of the amounts designated exceeds the amounts of the RIC distributions. These provisions affecting foreign shareholders generally would apply to distributions with respect to taxable years of the Fund beginning before January 1, 2010. Foreign shareholders are urged to consult their own tax advisers concerning the applicability of the U.S. withholding tax.

     Interest income from non-U.S. securities may be subject to withholding and other taxes imposed by the country in which the issuer is located. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

     Certain transactions of the Fund are subject to special tax rules of the Code that may, among other things, (a) affect the character of gains and losses realized, (b) disallow, suspend or otherwise limit the allowance of certain losses or deductions and (c) accelerate the recognition of income without a corresponding receipt of cash (with which to make the necessary distributions to satisfy distribution requirements applicable to RICs). Operation of these rules could, therefore, affect the character, amount and timing of distributions to shareholders.

Offers to Purchase Shares

     Under current law, a shareholder who, pursuant to any tender offer, tenders all of his or her shares (and after such tender offer is not considered to own any shares under attribution rules contained in the Code) or meets one of the other tests for sale or exchange treatment under the Code will realize a taxable gain or loss depending upon such shareholder’s basis in the shares. Such gain or loss will be treated as capital gain or loss if the shares are held as capital assets. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a tender offer, and these consequences will be disclosed in the related offering documents. If a shareholder tenders less than all shares owned by or attributed to such shareholder, and if the distribution to such shareholder does not otherwise qualify as a sale or exchange, the proceeds received will be treated as a taxable dividend, a return of capital or capital gain depending on the Fund’s earnings and profits and the shareholder’s basis in the tendered shares. Also, in this case, there is a risk that non-tendering shareholders may be considered to have received a deemed distribution which may be a taxable dividend in whole or in part. Shareholders may wish to consult their tax advisors prior to tendering. If holders of common stock whose shares are acquired by the Fund sell less than all shares owned by or attributed to them, a risk exists that these shareholders will be subject to taxable dividend treatment and that the remaining shareholders may be considered to have received a deemed distribution.

     The foregoing is a general and abbreviated summary of the applicable provisions of the Code and U.S. Department of Treasury regulations presently in effect. For the complete provisions, reference should be made to the pertinent Code sections and Treasury regulations promulgated thereunder. The Code and the Treasury regulations are subject to change by legislative, judicial, or administrative action either prospectively or retroactively.

     Ordinary income and capital gain dividends may also be subject to state and local taxes.

     Shareholders are urged to consult their tax advisors regarding specific questions as to Federal, foreign, state or local taxes. Foreign investors should consider applicable foreign taxes in their evaluation of an investment in the Fund.

     The Master LLC and the Fund have received a ruling from the IRS and an opinion of counsel to the effect that the Fund may look to the underlying assets of the Master LLC for purposes of satisfying various requirements of the Code applicable to RICs. If any of the facts supporting the Fund’s reliance on the IRS guidance or counsel opinion change in any material respect (e.g., if the Master LLC were required to register its interests under the Securities Act), then the Board of Directors of the Fund will determine, in its discretion, the appropriate course of action for the Fund. One possible course of action would be to withdraw the Fund’s investment from the Master LLC and to retain an investment adviser to manage the Fund’s assets in accordance with the investment policies applicable to the Fund. See “Investment Objective and Policies.”

AUTOMATIC DIVIDEND REINVESTMENT PLAN

     All dividends and capital gains distributions are reinvested automatically in full and fractional shares of the Fund at the net asset value per share next determined on the payable date of such dividend or distribution. A shareholder may at any time, by request to his or her financial advisor or other financial intermediary, or by written notification to Merrill Lynch if the shareholder’s account is maintained with Merrill Lynch or by written notification or by telephone (1-800-441-7762) to the Transfer Agent if the shareholder’s account is maintained with the Transfer Agent, elect to have subsequent dividends or capital gains distributions, or both, paid in cash, rather than reinvested, in which event payment will be mailed on or about the payment date (provided that, in the event that a payment on an account maintained at the Transfer Agent would amount to $10 or less, a shareholder will not receive such payment in cash and such payment will be automatically reinvested in additional shares). Cash payments can also be directly deposited to the shareholder’s bank account. No early withdrawal charge will be imposed upon redemption of shares issued as a result of the automatic reinvestment of dividends or capital gains distributions. The Fund is not responsible for any failure of delivery to the shareholder’s address of record and no interest will accrue on amounts represented by uncashed distribution or redemption checks.

     The automatic reinvestment of dividends and distributions does not relieve participants of any Federal income tax that may be payable (or required to be withheld) on such dividends or distributions. See “Taxes.”

NET ASSET VALUE

     The net asset value per share of the Fund’s common stock is determined once daily Monday through Friday as of the close of business on the NYSE (generally, the NYSE closes at 4:00 p.m., Eastern time), on each business day during which the NYSE is open for trading based on prices at the time of closing. Any assets or liabilities initially expressed in terms of foreign currencies are translated into U.S. dollars at the prevailing market rates as quoted by one or more banks or dealers on the day of valuation. The NYSE is not open on New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Net asset value of a share of the Fund’s common stock is equal to the Fund’s proportionate interest in the net assets of the Master LLC, plus any cash or other assets of the Fund minus all liabilities of the Fund (including accrued expenses) minus the aggregate liquidation value of any outstanding shares of preferred stock of the Fund, divided by the number of shares of common stock of the Fund outstanding. Expenses, including the fees payable to the Investment Adviser and the Distributor, are accrued daily.

     The Master LLC’s corporate loans will be valued in accordance with guidelines established by the Board of Directors. Under the Master LLC’s current guidelines, the Master LLC will use the valuations of corporate loans furnished by an independent third-party pricing service pursuant to a valuation policy approved by the Board of Directors. The pricing service typically values corporate loans for which the pricing service can obtain one or more price quotations from banks or dealers in corporate loans by calculating the mean of the last available bid prices in the market for such corporate loans. For the limited number of corporate loans for which no reliable price quotes are available, such corporate loans will be valued by the pricing service through the use of pricing matrices to determine valuations. If the pricing service does not provide a value for a corporate loan, the Investment Adviser will value the corporate loan at fair value, which is intended to approximate market value. In valuing a corporate loan at fair value, the Investment Adviser will consider, among other factors (i) the creditworthiness of the borrower and any intermediate participants, (ii) the current interest rate period until the next interest rate resets and maturity of the corporate loan, (iii) recent prices in the market for similar corporate loans, if any, and (iv) recent prices in the market for instruments of similar quality, rate period until the next interest rate reset and maturity.

     Debt securities are traded primarily in the over-the-counter (“OTC”) markets and are valued at the last available bid price in the OTC market or on the basis of values obtained by a pricing service. Pricing services use valuation matrices that incorporate both dealer-supplied valuations and valuation models. The procedures of the pricing service and its valuations are reviewed by the officers of the Master LLC under the general direction of the Board of Directors. Such valuations and procedures will be reviewed periodically by the Board of Directors of the Master LLC.

     Securities that are held by the Master LLC that are traded on stock exchanges or the NASDAQ National Market are valued at the last sale price or official close price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any sales, at the last available bid price for long positions, and at the last available ask price for short positions. In cases where securities are traded on more than one exchange, the securities are valued on the exchange designated as the primary market by or under the authority of the Board of the Master LLC. Long positions in securities traded in the OTC market, NASDAQ Small Cap Market or Bulletin Board are valued at the last available bid price or yield equivalent obtained from one or more dealers or pricing services approved by the Board of the Master LLC. Short positions in securities traded in the OTC market are valued at the last available ask price. Portfolio securities that are traded both in the OTC market and on a stock exchange are valued according to the broadest and most representative market. When the Master LLC writes an option, the amount of the premium received is recorded on the books of the Master LLC as an asset and an equivalent liability. The amount of the liability is subsequently valued to reflect the current market value of the options written, based on mean between the last bid and ask prices at the close of the options market on which the option is traded in the case of exchange-traded options or, in the case of options traded in the OTC market, the last ask price. Options purchased by the Master LLC are valued at the mean between the last bid and ask prices at the close of the options market on which the option is traded in the case of exchange-traded options or, in the case of options traded in the OTC market, the last bid price. Swap agreements are valued based upon quoted fair valuations received daily by the Master LLC from a pricing service or counterparty. Other investments, including futures contracts and related options, are stated at market value. Obligations with remaining maturities of 60 days or less are valued at amortized cost unless the Investment Adviser believes that this method no longer produces fair valuations. Repurchase agreements will be valued at cost plus accrued interest. The Master LLC employs certain pricing services to provide securities prices for the Master LLC. Securities and assets for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Directors of the Master LLC, including valuations furnished by the pricing services retained by the Master LLC, which may use a matrix system for valuations. The procedures of a pricing service and its valuations are reviewed by the officers of the Master LLC under the general supervision of the Directors. Such valuations and procedures will be reviewed periodically by the Directors.

     Generally, trading in foreign securities, as well as U.S. government securities, money market instruments and certain fixed-income securities, is substantially completed each day at various times prior to the close of business on the NYSE. The values of such securities used in computing the net assets of the Master LLC are determined as of such times. Foreign currency exchange rates are generally determined as of the close of business on the NYSE. Occasionally, market volatility or other occurrences or events that affect the values of such securities may occur between the times at which they are determined and the close of business on the NYSE that may not be reflected in the market prices for such securities determined prior to the close of the NYSE. If market quotations are not readily available or, in the Investment Adviser’s judgment, they do not accurately reflect fair value for a security or if a security’s value has been materially affected by events or other circumstances occurring after the close of the market on which the security is principally traded and prior to the time at which the Fund’s net asset value is determined, that security will be valued by another method that the Board of Directors believes more accurately reflects the fair value.

     The Board has adopted valuation procedures for the Fund and has delegated the day-to-day responsibility for fair value determinations to the Investment Adviser’s Valuation Committee. Fair value determinations by the Investment Adviser that affect the Fund’s net asset value are subject to review, approval or ratification, as appropriate, by the Board. In determining whether current market prices are readily available or accurately reflect a security’s fair value, the Investment Adviser monitors the information it receives in the ordinary course of its investment management responsibilities for significant events that it believes in good faith will affect the market prices of the securities of issuers held by the Fund. Significant events may include events affecting specific issuers (for example, a halt in trading of the securities of an issuer on an exchange during the trading day or a company announcement) or events affecting securities markets generally (for example, market volatility, including a substantial upward or downward movement of the U.S. markets, or a natural disaster).

     If, after the close of the principal market on which one or more securities held by the Fund are traded and before the time as of which the Fund’s net asset value is calculated that day, a significant event occurs that the Investment Adviser learns of and believes in the exercise of its judgment will cause a change in the value of a security from the closing price of the security on the principal market on which it is traded, the Investment Adviser will use its best judgment to determine a fair value for that security.

     The Fund’s use of fair value pricing is designed to ensure that the Fund’s net asset value reflects the value of its underlying portfolio securities as accurately as possible. There can be no assurance, however, that a fair value used by the Fund on any given day will more accurately reflect the market value of a security or securities than the market price of such security or securities on that day.

PERFORMANCE DATA

     From time to time the Fund may include its yield and/or total return for various specified time periods in advertisements or information furnished to present or prospective shareholders.

     The yield of the Fund refers to the income generated by an investment in the Fund over a stated period. Yield is calculated by aggregating the total distribution for the most recent trailing 12 months and dividing by the period end net asset value. For the fiscal year ended August 31, 2008, the Fund distributed income dividends of $0.5075 per share, representing a net annualized yield of 6.34%, based on a year-end per share net asset value of $7.98.

     The Fund also may quote annual total return and aggregate total return performance data. Total return quotations for the specified periods will be computed by finding the rate of return (based on net investment income and any capital gains or losses on portfolio investments over such periods) that would equate the initial amount invested to the redeemable value of such investment at the end of the period.

     Set forth below is total return information for the shares of the Fund for the periods indicated, including periods prior to the Fund’s conversion to a “master/feeder” structure on February 10, 2003. For the fiscal year ended August 31, 2008, the annual total return of the Fund was (1.32)%, based on the change in per share net asset value from $8.60 to $7.98, and assuming reinvestment of all dividends. For the period November 3, 1989 (commencement of operations) to August 31, 2008, the total return of the Fund was 165.08%, based on the change in per share net asset value from $10.00 to $7.98, and assuming reinvestment of all dividends.

The calculation of yield and total return does not reflect the imposition of any early withdrawal charges.

     Yield and total return figures are based on the Fund’s historical performance and are not intended to indicate future performance. The Fund’s yield is expected to fluctuate, and its total return varies depending on market conditions, the corporate loans and other securities comprising the Master LLC’s portfolio, the Master LLC’s and the Fund’s operating expenses and the amount of net realized and unrealized capital gains or losses during the period.

     On occasion, the Fund may compare its yield to (1) the Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks, (2) the certificate of deposit (CD) rate, quoted daily in The Wall Street Journal as the average of top rates paid by major New York banks on primary new issues of negotiable CDs, usually on amounts of $1 million and more, (3) one or more averages compiled by iMoneyNet, Inc.’s Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds, (4) the average yield reported by the Bank Rate Monitor National Index™ for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas, (5) yield data published by Lipper, or (6) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding. In addition, the Fund may compare the Prime Rate, the CD rate, the iMoneyNet, Inc.’s averages and the other yield data described above to each other. As with yield quotations, yield comparisons should not be considered indicative of the Fund’s yield or relative performance for any future period.

GENERAL INFORMATION

Organization of the Fund

     The Fund was organized as a Maryland corporation on July 27, 1989. In February 1994, the shareholders of the Fund approved the change of the name of the Fund from “Merrill Lynch Prime Fund, Inc.” to “Merrill Lynch Senior Floating Rate Fund, Inc.” Effective February 10, 2003, the Fund converted to a master/feeder structure.

     On September 29, 2006, BlackRock consummated a transaction with ML & Co., Inc. whereby ML & Co.’s investment management business combined with BlackRock to create a new independent company that is one of the world’s largest asset management firms with over $1 trillion in assets under management. At that time, the Fund changed its name to BlackRock Senior Floating Rate Fund, Inc. On September 15, 2008, Bank of America Corporation announced that it has agreed to acquire ML & Co., one of the principal owners of BlackRock. The purchase has been approved by the directors of both companies. Subject to shareholder and regulatory approvals, the transaction is expected to close on or around December 31, 2008.

     The Fund is authorized to issue 1,000,000,000 shares of capital stock, par value $.10 per share, all of which shares are initially classified as common stock. The Board of Directors is authorized, however, to classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the designation and number of shares of any such class or series, and the nature, rates, amounts and times at which and the conditions under which dividends shall be payable on, and the voting, conversion, redemption and liquidation rights of, such class or series and any other preferences, rights, restrictions and qualifications applicable thereto.

     Shares of common stock, when issued and outstanding, are fully paid and non-assessable. Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders upon liquidation of the Fund.

     The Fund sends unaudited reports at least semi-annually and audited annual financial statements to all of its shareholders of record.

     The following table sets forth the authorized amount of shares of the Fund, the number of shares held by the Fund for its own account and the total amount of shares outstanding as of December    , 2008, exclusive of those held by the Fund.

Class of Shares	Amount Authorized	Amount Held by Fund for Own Account	Amount Outstanding as of December , 2008 (Exclusive of Amount Held by Fund for Own Account)
Common Stock	1,000,000,000	-0-

     The Fund is one of the two feeder funds that currently invests its assets in the Master LLC. Investors in the Fund will acquire an indirect interest in the Master LLC. The Master LLC may accept investments from other feeder funds, in addition to its two current feeder funds, and the feeder funds of the Master LLC bear the Master LLC’s expenses in proportion to their assets. This structure may enable the Fund to reduce costs through economies of scale. A larger investment portfolio also may reduce certain transaction costs to the extent that contributions to and redemptions from the Master LLC from different feeder funds may offset each other and produce a lower net cash flow. However, each feeder fund can set its own transaction minimums, fund-specific expenses, and other conditions. This means that one feeder fund could offer access to the same Master LLC on more attractive terms, or could experience better performance, than another feeder fund.

Voting Rights

     Shareholders are entitled to one vote for each full share held and fractional votes for fractional shares held in the election of Directors (to the extent hereinafter provided) and on other matters submitted to the vote of shareholders. Voting rights are not cumulative, so that the holders of more than 50% of the shares voting in the election of Directors can, if they choose to do so, elect all the Directors of the Fund, in which event the holders of the remaining shares would be unable to elect any person as a Director.

     Whenever the Master LLC holds a vote of its feeder funds, the Fund will pass the vote through to its own shareholders. Smaller feeder funds may be harmed by actions of larger feeder funds. For example, a larger feeder fund could have more voting power than the Fund over operations of the Master LLC. The Fund may withdraw from the Master LLC at any time and may invest its assets in another pooled investment vehicle or retain an investment adviser to manage the Fund’s assets directly.

     There normally will be no meeting of shareholders for the purpose of electing Directors unless and until such time as less than a majority of the Directors holding office have been elected by the shareholders, at which time the Directors then in office will call a shareholders’ meeting for the election of Directors. Shareholders may, in accordance with the terms of the Articles of Incorporation, cause a meeting of shareholders to be held for the purpose of voting on the removal of Directors. Also, the Fund will be required to call a special meeting of shareholders in accordance with the requirements of the 1940 Act to seek approval of new management and advisory arrangements, of a material increase in service or distribution fees or of a change in fundamental policies, objectives or restrictions. Except as set forth above, the Directors of the Fund shall continue to hold office and appoint successor Directors. Each issued and outstanding share of the Fund is entitled to participate equally with other shares of the Fund in dividends and distributions declared and in net assets upon liquidation or dissolution remaining after satisfaction of outstanding liabilities, except for any expenses which may be attributable to only one class. Shares that are issued will be fully-paid and non-assessable by the Fund.

     The Master LLC is organized as a Delaware limited liability company. Whenever the Fund is requested to vote on any matter relating to the Master LLC, the Fund will hold a meeting of the Fund’s shareholders and will cast its votes as instructed by the Fund’s shareholders. Smaller feeder funds may be harmed by actions of larger feeder funds. For example, a larger feeder fund could have more voting power than the Fund over the operations of the Master LLC. The larger feeder fund may withdraw from the Master LLC at any time and may invest its assets in another pooled investment vehicle or retain an investment adviser to manage such fund’s assets directly.

Preferred Stock

     The Fund has not and does not currently anticipate issuing preferred stock. However, in the event the Fund issues preferred stock and so long as any shares of the Fund’s preferred stock are outstanding, holders of common stock are not entitled to receive any net income of or other distributions from the Fund unless all accumulated dividends on preferred stock have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to preferred stock would be at least 200% after giving effect to such distributions. During the term of the Master LLC’s revolving credit facility, the Fund and the Master LLC may not issue any additional capital stock other than common stock. See “Borrowings by the Master LLC.”

Certain Provisions of the Articles of Incorporation

     The Fund’s Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. A Director elected by all holders of capital stock or by the holders of preferred stock may be removed from office only for cause by vote of the holders of at least 66 2/3% of the shares of capital stock or preferred stock, as the case may be, of the Fund entitled to be voted on the matter.

     In addition, the Articles of Incorporation require the favorable vote of the holders of at least 66 2/3% of the Fund’s shares of capital stock, then entitled to be voted, voting as a single class, to approve, adopt or authorize the following:

     (i) a merger or consolidation or statutory share exchange of the Fund with other corporations;

     (ii) a sale of all or substantially all of the Fund’s assets (other than in the regular course of the Fund’s investment activities); or

     (iii) a liquidation or dissolution of the Fund,

unless such action has been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of Directors fixed in accordance with the by-laws, in which case the affirmative vote of a majority of the Fund’s shares of capital stock is required. Following any issuance of preferred stock, it is anticipated that the approval, adoption or authorization of the foregoing would also require the favorable vote of a majority of the Fund’s shares of preferred stock then entitled to be voted, voting as a separate class.

     The Board of Directors has determined that the 66 2/3% voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Articles of Incorporation on file with the Commission for the full text of these provisions.

CUSTODIAN

     The Bank of New York Mellon, One Wall Street, New York, New York 10286, acts as custodian of the Master LLC’s assets and the Fund’s assets (the “Custodian”). Under its contract with the Master LLC and the Fund, the Custodian is authorized to establish separate accounts in foreign currencies and to cause foreign securities owned by the Master LLC and the Fund to be held in its offices outside the United States and with certain foreign banks and securities depositories. The Custodian is responsible for safeguarding and controlling the Master LLC’s assets and the Fund’s cash and securities, handling the receipt and delivery of securities and collecting interest and dividends on the Master LLC’s assets and the Fund’s investments.

TRANSFER AGENT, DIVIDEND DISBURSING AGENT AND SHAREHOLDER SERVICING AGENT

     The Transfer Agent for the shares of the Fund is PNC Global Investment Servicing Inc., P.O. Box 9819, Providence, Rhode Island 02940-8019.

     The Transfer Agent, which is an affiliate of the Investment Adviser, acts as the Fund’s transfer agent pursuant to a Transfer Agency Agreement (the “Transfer Agency Agreement”). Pursuant to the Transfer Agency Agreement, the Transfer Agent is responsible for the issuance, transfer and tender of shares and the opening and maintenance of shareholder accounts. The Fund currently pays a fee for each shareholder account, depending on the level of service required and reimburses the Transfer Agent’s reasonable out-of-pocket expenses. For purposes of the Transfer Agency Agreement, the term “account” includes a shareholder account maintained directly by the Transfer Agent and any other account representing the beneficial interest of a person in the relevant share class on a recordkeeping system.

     The table below sets forth information about the total amounts paid by the Fund to the Transfer Agent and to Financial Data Services, Inc., the Fund’s previous transfer agent (“FDS”), for the periods indicated.

Fiscal Year Ended August 31,	Paid to FDS	Paid to the Transfer Agent
2008	N/A	$358,783
2007	$34,382[1]	$373,771[2]
2006	$514,069	N/A

[1]	For the period September 1, 2006 to September 29, 2006.
[2]	For the period September 29, 2006 to August 31, 2007.

LEGAL COUNSEL

     Certain legal matters in connection with the common stock offered hereby are passed on for the Fund and the Master LLC by Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036.

REPORTS TO SHAREHOLDERS

     The fiscal year for the Fund and the Master LLC ends on August 31 of each year. You may request a copy of the Fund’s Annual Report containing both the Fund’s and Master LLC’s information at no charge by calling 1-800-441-7762 between 8:00 a.m. and 6:00 p.m., Eastern time, Monday to Friday.

     Only one copy of each shareholder report and certain shareholder communications will be mailed to each identified shareholder regardless of the number of accounts such shareholder has. If a shareholder wishes to receive separate copies of each report and communication for each of the shareholder’s related accounts the shareholder should notify in writing:

PNC Global Investment Servicing Inc.
P.O. Box 9819
Providence, Rhode Island 02940-8019

     The written notification should include the shareholder’s name, address, tax identification number and brokerage or mutual fund account number. If you have any questions regarding this please call your financial advisor or the Transfer Agent at 1-800-441-7762.

     The Fund will send unaudited reports at least semi-annually and audited annual financial statements to all of its shareholders of record.

     Electronic copies of most financial reports and prospectuses are available on the Fund’s Website. Shareholders can sign up for e-mail notifications of quarterly statements, annual and semi-annual reports and prospectuses by enrolling in the Fund’s electronic delivery program. To enroll:

     Shareholders Who Hold Accounts with Investment Advisers, Banks or Brokerages: Please contact your financial adviser. Please note that not all investment advisers, banks or brokerages may offer this service.

     Shareholders Who Hold Accounts Directly With BlackRock:

     1) Access the BlackRock Website at http://www.blackrock.com/edelivery

     2) Log into your account

BlackRock Privacy Principles

     BlackRock is committed to maintaining the privacy of its current and former fund investors and individual clients (collectively, “Clients”) and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information BlackRock collects, how we protect that information and why in certain cases we share such information with select parties.

     If you are located in a jurisdiction where specific laws, rules or regulations require BlackRock to provide you with additional or different privacy-related rights beyond what is set forth below, then BlackRock will comply with those specific laws, rules or regulations.

     BlackRock obtains or verifies personal nonpublic information from and about you from different sources, including the following: (i) information we receive from you or, if applicable, your financial intermediary, on applications, forms or other documents; (ii) information about your transactions with us, our affiliates, or others; (iii) information we receive from a consumer reporting agency; and (iv) from visits to our website.

     BlackRock does not sell or disclose to nonaffiliated third parties any nonpublic personal information about its Clients, except as permitted by law or as is necessary to respond to regulatory requests to service Client accounts. These nonaffiliated third parties are required to protect the confidentiality and security of this information and to use it only for its intended purpose.

     We may share information with our affiliates to service your account or to provide you with information about other BlackRock products or services that may be of interest to you. In addition, BlackRock restricts access to nonpublic personal information about its Clients to those BlackRock employees with a legitimate business need for the information. BlackRock maintains physical, electronic and procedural safeguards that are designed to protect the nonpublic personal information of its Clients, including procedures relating to the proper storage and disposal of such information.

FINANCIAL STATEMENTS

     The Fund’s and the Master LLC’s audited financial statements, including the respective reports of the independent registered public accounting firm, are included in the Fund’s 2008 Annual Report, and are incorporated by reference into this Prospectus. You may request a copy of the Annual Report at no charge by calling 1-800-441-7762 between 8:00 a.m. and 6:00 p.m., Eastern Time, Monday to Friday.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     Deloitte & Touche LLP, 750 College Road East, Princeton, New Jersey, 08540, has been selected as the independent registered public accounting firm of the Fund and the Master LLC. The selection of the independent registered public accounting firm is subject to approval by the non-interested Directors of the Fund and the Master LLC. The independent registered public accounting firm is responsible for auditing the financial statements of the Fund and the Master LLC.

ACCOUNTING SERVICES PROVIDER

     State Street Bank and Trust Company, 500 College Road East, Princeton, New Jersey 08540, provides certain accounting services for the Fund and the Master LLC.

ADDITIONAL INFORMATION

     The Fund is subject to the informational requirements of the 1934 Act and the 1940 Act and in accordance therewith is required to file reports and other information with the Commission. Any such reports and other information can be inspected and copied at the public reference facilities of the Commission at 100 F Street, N.E., Washington, D.C. 20549, and at the following regional offices of the Commission: Pacific Regional Office, at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036; and Midwest Regional Office, at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the public reference section of the Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Website at http://www.sec.gov containing reports and information statements and other information regarding registrants, including the Fund, that file electronically with the Commission.

     Additional information regarding the Fund is contained in the Registration Statement on Form N-2 including amendments, exhibits and schedules thereto, relating to such shares filed by the Fund with the Commission in Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement, including any amendments, exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

     To the knowledge of the Fund, the following entities owned beneficially or of record 5% or more of the Fund’s shares as of November 7, 2008:

Name	Address	Percentage
MERRILL LYNCH PIERCE FENNER & SMITH*	4800 E. Deerlake Dr. 3rd Floor	88.95%
	Jacksonville, FL 32246-6484

*	Record holders that do not beneficially hold the shares.

APPENDIX A

DESCRIPTION OF BOND RATINGS

Description of Moody’s Investors Service, Inc.’s (“Moody’s”) Bond Ratings

Aaa

Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge.” Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa

Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A

Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa

Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B

Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa	Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca	Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C	Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Note: Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Description of Moody’s U.S. Short-Term Ratings

MIG 1/VMIG 1

This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2	This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3/VMIG 3	This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG	This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Description of Moody’s Commercial Paper Ratings

     Moody’s Commercial Paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody’s employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

P-1

Issuers (or supporting institutions) rated Prime 1 have a superior ability for repayment of short term promissory obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: leading market positions in well established industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset protection; broad margins in earning coverage of fixed financial charges and high internal cash generation; and well established access to a range of financial markets and assured sources of alternate liquidity.

P-2

Issuers (or supporting institutions) rated Prime 2 have a strong ability for repayment of short term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

P-3

Issuers (or supporting institutions) rated Prime-3 have an acceptable ability for repayment of short term promissory obligations. The effects of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes to the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

     Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Description of Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”), Debt Ratings

     A Standard & Poor’s issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific program. It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation.

     The issue credit rating is not a recommendation to purchase, sell or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

     The issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources Standard & Poor’s considers reliable. Standard & Poor’s does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     The issue credit ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment—capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     II. Nature of and provisions of the obligation;

     III. Protection afforded to, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Long Term Issue Credit Ratings

AAA	An obligation rated “AAA” has the highest rating assigned by Standard & Poor’s. Capacity to meet its financial commitment on the obligation is extremely strong.

AA	An obligation rated “AA” differs from the highest rated issues only in small degree. The Obligor’s capacity to meet its financial commitment on the obligation is very strong.

A

An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB

An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB B CCC CC C

An obligation rated “BB,” “B,” “CCC,” “CC” and “C” is regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major risk exposures to adverse conditions.

D

An obligation rated “D” is in payment default. The “D” rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on an obligation are jeopardized.

c

The ‘c’ subscript is used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long term credit rating of the issuer is below an investment-grade level and/or the issuer’s bonds are deemed taxable.

p

The letter ‘p’ indicates that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to the completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

*	Continuance of the ratings is contingent upon Standard & Poor’s receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows.

r	This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

N.R.

This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

     Plus (+) or Minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Description of Standard & Poor’s Commercial Paper Ratings

     A Standard & Poor’s commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into several categories, ranging from “A-1” for the highest-quality obligations to “D” for the lowest. These categories are as follows:

A-1

A short-term obligation rated “A-1” is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2

A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3

A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B

A short-term obligation rated “B” is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

C

A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation.

D

A short-term obligation rated “D” is in payment default. The “D” rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The “D” rating will also be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

c

The “c” subscript is used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long term credit rating of the issuer is below an investment-grade level and/or the issuer’s bonds are deemed taxable.

p

The letter “p” indicates that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

*	Continuance of the ratings is contingent upon Standard & Poor’s receipt of an executed copy of the escrow agreement or closing

r

The “r” highlights derivative, hybrid, and certain other obligations that Standard & Poor’s believes may experience high volatility or high variability in expected returns as a result of noncredit risks. Examples of such obligations are securities with principal or interest return indexed to equities, commodities, or currencies; certain swaps and options, and interest-only and principal-only mortgage securities. The absence of an “r” symbol should not be taken as an indication that an obligation will exhibit no volatility or variability in total return.

     A commercial paper rating is not a recommendation to purchase or sell a security. The ratings are based on current information furnished to Standard & Poor’s by the issuer or obtained by Standard & Poor’s from other sources it considers reliable. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information.

     A Standard & Poor’s note rating reflects the liquidity factors and market access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes maturing beyond three years will most likely receive a long term debt rating. The following criteria will be used in making that assessment.

—	Amortization schedule—the larger the final maturity relative to other maturities, the more likely it will be treated as a note.

—	Source of payment—the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

     Note rating symbols are as follows:

SP-1	Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2	Satisfactory capacity to pay principal and interest with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3	Speculative capacity to pay principal and interest.

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APPENDIX B

Proxy Voting Policies

For The BlackRock-Advised Funds

June, 2008

CONFIDENTIAL

Copyright 2008 BlackRock, Inc.
All rights reserved.

I. Introduction

     The Trustees/Directors (“Directors”) of the BlackRock-Advised Funds (the “Funds”) have the responsibility for voting proxies relating to portfolio securities of the Funds, and have determined that it is in the best interests of the Funds and their shareholders to delegate that responsibility to BlackRock Advisors, LLC and its affiliated U.S. registered investment advisers (“BlackRock”), the investment adviser to the Funds, as part of BlackRock’s authority to manage, acquire and dispose of account assets. The Directors hereby direct BlackRock to vote such proxies in accordance with this Policy, and any proxy voting guidelines that the Adviser determines are appropriate and in the best interests of the Funds’ shareholders and which are consistent with the principles outlined in this Policy. The Directors have authorized BlackRock to utilize an unaffiliated third-party as its agent to vote portfolio proxies in accordance with this Policy and to maintain records of such portfolio proxy voting.

     When BlackRock votes proxies for an advisory client that has delegated to BlackRock proxy voting authority, BlackRock acts as the client’s agent. Under the Investment Advisers Act of 1940 (the “Advisers Act”), an investment adviser is a fiduciary that owes each of its clients a duty of care and loyalty with respect to all services the adviser undertakes on the client’s behalf, including proxy voting. BlackRock is therefore subject to a fiduciary duty to vote proxies in a manner BlackRock believes is consistent with the client’s best interests.1 When voting proxies for the Funds, BlackRock’s primary objective is to make voting decisions solely in the best interests of the Funds’ shareholders. In fulfilling its obligations to shareholders, BlackRock will seek to act in a manner that it believes is most likely to enhance the economic value of the underlying securities held in client accounts.2 It is imperative that BlackRock considers the interests of Fund shareholders, and not the interests of BlackRock, when voting proxies and that real (or perceived) material conflicts that may arise between BlackRock’s interest and those of BlackRock’s clients are properly addressed and resolved.

     Advisers Act Rule 206(4)-6 was adopted by the SEC in 2003 and requires, among other things, that an investment adviser that exercises voting authority over clients’ proxy voting adopt policies and procedures reasonably designed to ensure that the adviser votes proxies in the best interests of clients, discloses to its clients information about those policies and procedures and also discloses to clients how they may obtain information on how the adviser has voted their proxies.

     BlackRock has adopted separate but substantially similar guidelines and procedures that are consistent with the principles of this Policy. BlackRock’s Equity Investment Policy Oversight Committee, or a sub-committee thereof (the “Committee”), addresses proxy voting issues on behalf of BlackRock and its clients, including the Funds. The Committee is comprised of senior members of BlackRock’s Portfolio Management and Administration Groups and is advised by BlackRock’s Legal and Compliance Department.

1	Letter from Harvey L. Pitt, Chairman, SEC, to John P.M. Higgins, President, Ram Trust Services (February 12, 2002) (Section 206 of the Investment Advisers Act imposes a fiduciary responsibility to vote proxies fairly and in the best interests of clients); SEC Release No. IA-2106 (February 3, 2003).

2	Other considerations, such as social, labor, environmental or other policies, may be of interest to particular clients. While BlackRock is cognizant of the importance of such considerations, when voting proxies it will generally take such matters into account only to the extent that they have a direct bearing on the economic value of the underlying securities. To the extent that a BlackRock client, such as the Funds, desires to pursue a particular social, labor, environmental or other agenda through the proxy votes made for its securities held through BlackRock as investment adviser, BlackRock encourages the client to consider retaining direct proxy voting authority or to appoint independently a special proxy voting fiduciary other than BlackRock.

II. Proxy Voting Policies

     A. Boards of Directors

     These proposals concern those issues submitted to shareholders relating to the composition of the board of directors of companies other than investment companies. As a general matter, the Funds believe that a company’s board of directors (rather than shareholders) is most likely to have access to important, nonpublic information regarding a company’s business and prospects, and is therefore best-positioned to set corporate policy and oversee management. The Funds therefore believe that the foundation of good corporate governance is the election of qualified, independent corporate directors who are likely to diligently represent the interests of shareholders and oversee management of the corporation in a manner that will seek to maximize shareholder value over time. In individual cases, consideration may be given to a director nominee’s history of representing shareholder interests as a director of other companies, or other factors to the extent deemed relevant by the Committee.

     B. Auditors

     These proposals concern those issues submitted to shareholders related to the selection of auditors. As a general matter, the Funds believe that corporate auditors have a responsibility to represent the interests of shareholders and provide an independent view on the propriety of financial reporting decisions of corporate management. While the Funds anticipate that the Committee will generally defer to a corporation’s choice of auditor, in individual cases, consideration may be given to an auditors’ history of representing shareholder interests as auditor of other companies, to the extent deemed relevant.

     C. Compensation and Benefits

     These proposals concern those issues submitted to shareholders related to management compensation and employee benefits. As a general matter, the Funds favor disclosure of a company’s compensation and benefit policies and oppose excessive compensation, but believe that compensation matters are normally best determined by a corporation’s board of directors, rather than shareholders. Proposals to “micro-manage” a company’s compensation practices or to set arbitrary restrictions on compensation or benefits should therefore generally not be supported by the Committee.

     D. Capital Structure

     These proposals relate to various requests, principally from management, for approval of amendments that would alter the capital structure of a company, such as an increase in authorized shares. As a general matter, the Funds expect that the Committee will support requests that it believes enhance the rights of common shareholders and oppose requests that appear to be unreasonably dilutive.

     E. Corporate Charter and By-Laws

     These proposals relate to various requests for approval of amendments to a corporation’s charter or bylaws, principally for the purpose of adopting or redeeming “poison pills”. As a general matter, the Funds expect that the Committee will oppose poison pill provisions unless, after consultation with the portfolio managers, it is determined that supporting the poison pill is in the best interest of shareholders.

     F. Corporate Meetings

     These are routine proposals relating to various requests regarding the formalities of corporate meetings. As a general matter, the Funds expect that the Committee will support company management except where the proposals are substantially duplicative or serve no legitimate business purpose.

     G. Investment Companies

     These proposals relate to proxy issues that are associated solely with holdings of shares of investment companies, including, but not limited to, investment companies for which BlackRock provides investment advisory, administrative and/or other services. As with other types of companies, the Funds believe that an investment company’s board of directors (rather than its shareholders) is best-positioned to set fund policy and oversee management. However, the Funds oppose granting boards of directors authority over certain matters, such as changes to a fund’s investment objective, that the Investment Company Act of 1940 envisions will be approved directly by shareholders.

     H. Environmental and Social Issues

     These are shareholder proposals to limit corporate conduct in some manner that relates to the shareholder’s environmental or social concerns. The Funds generally believe that annual shareholder meetings are inappropriate forums for the discussion of larger social issues, and oppose shareholder resolutions “micro-managing” corporate conduct or requesting release of information that would not help a shareholder evaluate an investment in the corporation as an economic matter. While the Funds are generally supportive of proposals to require corporate disclosure of matters that seem relevant and material to the economic interests of shareholders, the Funds generally are not supportive of proposals to require disclosure of corporate matters for other purposes.

III. Reports to the Board

     BlackRock will report to the Directors on proxy votes it has made on behalf of the Funds at least annually.

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FUND
BlackRock Senior Floating Rate Fund, Inc.
100 Bellevue Parkway
Wilmington, Delaware 19809
1-800-441-7762

INVESTMENT ADVISER and ADMINISTRATOR
BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809

SUB-ADVISER
BlackRock Financial Management, Inc.
40 East 52nd Street
New York, New York 10022

TRANSFER AGENT
PNC Global Investment Servicing Inc.
P.O. Box 9819
Providence, Rhode Island
02940-8019

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
750 College Road East
Princeton, NJ 08540

ACCOUNTING SERVICES PROVIDER
State Street Bank and Trust Company
500 College Road East
Princeton, New Jersey 08540

DISTRIBUTOR
BlackRock Investments, Inc.
40 East 52nd Street
New York, New York 10022

CUSTODIAN
The Bank of New York Mellon
One Wall Street
New York, New York 10286

COUNSEL
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

     Information about the Fund can be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C. Call 1-202-551-8090 for information on the operation of the public reference room. This information is also available on the Commission’s website at http://www.sec.gov and copies may be obtained upon payment of a duplicating fee by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102. You may obtain a copy of the Fund’s Annual and Semi-Annual Shareholder Reports at no cost at www.blackrock.com or by calling 1-800-441-7762 or by writing to the Fund.

     You should rely only on the information contained in this prospectus. No one is authorized to provide you with information that is different.

Code #10938-12-07

BlackRock
Senior Floating
Rate Fund, Inc.

Prospectus

December      , 2008

Distributor:
BlackRock Investments, Inc.

This prospectus should be retained for future reference.

PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits.

(1) Financial Statements:

Part A:
Financial Highlights for each of the years in the ten-year period ended August 31, 2008.
Part B:
Statement of Assets and Liabilities of the Fund as of August 31, 2008.*
Statement of Operations of the Fund for the fiscal year ended August 31, 2008.*
Statements of Changes in Net Assets of the Fund for the fiscal years ended August 31, 2007 and 2008.*

Financial Highlights of the Fund for each of the fiscal years in the five-year period ended August 31, 2008.*

Schedule of Investments of the Master LLC as of August 31, 2008.*

Statement of Assets and Liabilities of the Master LLC as of August 31, 2008.*

Statement of Operations of the Master LLC for the fiscal year ended August 31, 2008.*

Statements of Changes in Net Assets of the Master LLC for the fiscal years ended August 31, 2007 and 2008.*

Statement of Cash Flows of the Master LLC for the fiscal year ended August 31, 2008.*

Financial Highlights of the Master LLC for each of the three fiscal years in the period ended August 31, 2008.*

*	Incorporated by reference to the Registrant’s Annual Report to Shareholders for the year ended August 31, 2008 filed with the Securities and Exchange Commission (“Commission”) on November 10, 2008 pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as amended (“1940 Act”).

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(2) Exhibits:

Exhibit Number			Description
(a)	(1)	—	Articles of Incorporation of Registrant dated July 27, 1989.(j)
	(2)	—	Articles of Amendment to the Articles of Incorporation of the Registrant dated October 11, 1989.(h)
	(3)	—	Articles of Amendment to the Articles of Incorporation of the Registrant dated November 1, 1989.(j)
	(4)	—	Articles of Amendment to the Articles of Incorporation of the Registrant dated March 8, 1994.(b)
	(5)	—	Articles of Amendment to the Articles of Incorporation of the Registrant dated September 29, 2000.(h)
	(6)	—	Form of Articles of Amendment to the Articles of Incorporation of the Registrant.(l)
(b)		—	By-Laws of Registrant.(m)
(c)		—	None.
(d)		—	Portions of the Articles of Incorporation and By-laws of the Registrant defining the rights of holders of shares of the Registrant.(c)
(e)		—	None.
(f)		—	None.
(g)	(1)	—	Form of Administration Agreement between Registrant and BlackRock Advisors, LLC.(l)
	(2)	—	Form of Securities Lending Agency Agreement between the Registrant and QA Advisors LLC (now BlackRock Investment Management, LLC), dated August 10, 2001.(g)
(h)	(1)	—	Form of Distribution Agreement between Registrant and BlackRock Investments, Inc.*
	(2)	—	Form of Selected Dealer Agreement.*
(i)		—	None.
(j)		—	Form of Custody Agreement between Registrant and The Bank of New York.(a)
(k)	(1)	—	Form of Transfer Agency Agreement between Registrant and PFPC Inc.(k)
	(2)	—	Form of Credit Agreement among the Registrant, a syndicate of banks and certain other parties.(d)

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Exhibit Number			Description
	(3)	—	Form of Administrative Services Agreement between the Registrant and State Street Bank and Trust Company.(f)
(l)	(1)	—	Opinion and Consent of Brown & Wood LLP.(i)
	(2)	—	Opinion and Consent of Miles & Stockbridge P.C.(o)
(m)		—	None.
(n)		—	Consent of Deloitte & Touche LLP, independent registered public accounting firm for Registrant and the Master LLC.*
(o)		—	Financial data schedule.(e)
(p)		—	Certificate of Merrill Lynch Investment Managers, L.P. (formerly known as Merrill Lynch Asset Management, Inc.).(j)
(q)		—	None.
(r)		—	Code of Ethics.(l)
(s)		—	Power of Attorney.(n)

*	Filed herewith.
(a)	Incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A of The Asset Program, Inc. (File No. 33-53887), filed on March 21, 2002.
(b)	Filed on November 9, 1994 as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 33-56391), under the Securities Act of 1933, as amended (the “1933 Act”).
(c)	Reference is made to Article V, Article VI (Sections 2, 3, 4, 5 and 6), Article VII, Article VIII, Article X, Article XI, Article XII and Article XIII of the Registrant’s Articles of Incorporation, as previously filed; and to Article I, Article II, Article IV and Article V of the Registrant’s By-laws, as previously filed.
(d)	Incorporated by reference to Exhibit 8(b) to Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A of BlackRock Global Growth Fund, Inc. (File No. 333-32899), filed on December 17, 2007.

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(e)	Incorporated by reference to the Exhibit to Registrant’s 1999 Annual Report to Shareholders filed with the Commission for the year ended August 31, 1999 pursuant to Rule 30b2-1 under the 1940 Act.
(f)	Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775), filed on March 20, 2001.
(g)	Incorporated by reference to Exhibit (8)(f) to Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A of Merrill Lynch Global Technology Fund, Inc. (File No. 333-48929), filed on July 24, 2002.
(h)	Filed on December 20, 2002 as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-39837) (the “Registration Statement”), under the 1933 Act.
(i)	Filed on November 7, 1997, as an Exhibit to the Registration Statement.
(j)	Filed on November 7, 1995, as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 33-64023), under the 1933 Act.
(k)	Incorporated by reference to Exhibit 8(a) to Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A of Merrill Lynch New York Municipal Bond Fund, a series of Merrill Lynch Multi-State Municipal Series Trust (File No. 002-99473), filed on August 25, 2006.
(l)	Filed on November 13, 2006 as an Exhibit to the Registration Statement.
(m)	Filed on October 7, 2008 as an Exhibit to the Current Report on Form 8-K (File No. 811-05870).
(n)	Filed on December 4, 2007 as an Exhibit to the Registration Statement.
(o)	Filed on December 31, 2007 as an Exhibit to the Registrant's Registration Statement on Form N-2 (File No. 333-147825), under the 1933 Act.

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Item 26. Marketing Arrangements.

See Exhibits (h)(1) and (h)(2).

Item 27. Other Expenses of Issuance and Distribution.

Not Applicable.

Item 28. Persons Controlled by or under Common Control with Registrant.

As of November 10, 2008, the Registrant is a controlling person of Master Senior Floating Rate LLC (the “Master LLC”), a Delaware limited liability company. The Registrant owns 68.57% of the Master LLC’s interests. BlackRock Senior Floating Rate Fund II, Inc. owns the remainder of the interests in the Master LLC.

Item 29. Number of Holders of Securities.

Title of Class	Number of Holders at November 10, 2008
Shares of Common Stock, par value $0.10 per share	1,734

Note:	The number of holders shown above includes holders of record plus beneficial owners whose shares are held of record by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

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Item 30. Indemnification.

Reference is made to Article IV of the Registrant’s Articles of Incorporation, Article IV of the Registrant’s By-laws, Section 2-418 of the Maryland General Corporation Law and Section 7 of the Distribution Agreement.

Article IV of the By-laws provides that each officer and director of the Registrant shall be indemnified by the Registrant to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity shall not protect any such person against any liability to the Registrant or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or non-party independent directors, after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

The Registrant may purchase insurance on behalf of an officer or director protecting such person to the full extent permitted under the General Laws of the State of Maryland from liability arising from his activities as officer or director of the Registrant. The Registrant, however, may not purchase insurance on behalf of any officer or director of the Registrant that protects or purports to protect such person from liability to the Registrant or to its stockholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

The Fund shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought, to the full extent permitted under applicable law, only if the Fund receives a written affirmation by the person to be indemnified of such persons good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking by such person to reimburse the Fund if it shall ultimately be determined that the standards of conduct necessary for indemnification have not been met. In addition, at least one of the following conditions must be met: (i) the person to be indemnified shall provide adequate security for his or her undertaking, (ii) the Fund shall be insured against losses arising by reason of any lawful advances or (iii) a majority of a quorum of the independent Directors that are not a party to the proceeding, or if such quorum is not obtainable or even if obtainable, if a majority vote of such quorum so direct, an independent legal counsel, as such term is defined in Reg. §270.0-1(a)(6) promulgated under the 1940 Act, and such counsel shall be selected by a majority of the independent Directors that are not a party to the proceeding in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

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In Section 7 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the 1933 Act, against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser.

(a) BlackRock Advisors, LLC (the “Investment Adviser”) is an indirect wholly owned subsidiary of BlackRock, Inc. The Investment Adviser was organized in 1994 for the purpose of providing advisory services to investment companies. The list required by this Item 31 of officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV, filed by the Investment Adviser, pursuant to the Investment Advisers Act of 1940 (SEC File No. 801-47710).

(b) BlackRock Financial Management, Inc. (“BFM”) is an indirect majority-owned subsidiary of BlackRock, Inc. BFM currently offers investment advisory services to investment companies and institutional investors such as pension and profit-sharing plans or trusts, insurance companies and banks. The list required by this Item 31 of officers and directors of BFM, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV, filed by BFM pursuant to the Investment Advisers Act of 1940 (SEC File No. 801-48433).

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Item 32. Location of Accounts and Records.

        All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained at the offices of:

        (a) Registrant, 100 Bellevue Parkway, Wilmington, Delaware 19809.

        (b) BlackRock Investments, Inc., 40 East 52nd Street, New York, New York 10022 (records relating to its functions as distributor).

        (c) BlackRock Advisors, LLC, 100 Bellevue Parkway, Wilmington, Delaware 19809 (records relating to its functions as investment adviser).

        (d) BlackRock Financial Management, Inc., 40 East 52nd Street, New York, New York 10022 (records relating to its functions as sub-adviser).

        (e) PNC Global Investment Servicing Inc., P.O. Box 9819, Providence, Rhode Island 02940-8019 (records relating to its functions as transfer agent and dividend disbursing agent).

Item 33. Management Services.

Not Applicable.

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Item 34. Undertakings.

(a) Registrant undertakes to suspend offerings of the shares of Common Stock covered hereby until it amends its Prospectus contained herein if (1) subsequent to the effective date of this Registration Statement, its net asset value per share of Common Stock declines more than 10 percent from its net asset value per share of Common Stock as of the effective date of this Registration Statement, or (2) its net asset value per share of Common Stock increases to an amount greater than its net proceeds as stated in the Prospectus contained herein.

(b) The undersigned registrant hereby undertakes:

(1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

(i) To include any prospectus required by section 10(a)(3) of the 1933 Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which individually or in the aggregate represent a fundamental change in the information set forth in the Registration Statement; and

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(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 14 day of November, 2008.

BLACKROCK SENIOR FLOATING RATE FUND, INC. (Registrant)

By: /s/ DONALD C. BURKE (Donald C. Burke, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title
/s/ DONALD C. BURKE (Donald C. Burke)	President and Chief Executive Officer (Principal Executive Officer)

/s/ NEAL J. ANDREWS (Neal J. Andrews)	Chief Financial Officer (Principal Financial and Accounting Officer)

G. NICHOLAS BECKWITH, III* (G. Nicholas Beckwith, III)	Director

RICHARD E. CAVANAGH* (Richard E. Cavanagh)	Director

RICHARD S. DAVIS* (Richard S. Davis)	Director

KENT DIXON* (Kent Dixon)	Director

FRANK J. FABOZZI* (Frank J. Fabozzi)	Director

KATHLEEN FOLEY FELDSTEIN* (Kathleen Foley Feldstein)	Director

JAMES T. FLYNN* (James T. Flynn)	Director

HENRY GABBAY* (Henry Gabbay)	Director

JERROLD B. HARRIS* (Jerrold B. Harris)	Director

R. GLENN HUBBARD* (R. Glenn Hubbard)	Director

W. CARL KESTER* (W. Carl Kester)	Director

KAREN P. ROBARDS* (Karen P. Robards)	Director

ROBERT S. SALOMON, JR.* (Robert S. Salomon, Jr.)	Director

*By:	/s/ DONALD C. BURKE (Donald C. Burke, Attorney-in-Fact)	November 14, 2008

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SIGNATURES

Master Senior Floating Rate LLC has duly caused this Registration Statement of BlackRock Senior Floating Rate Fund, Inc. to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 14 day of November, 2008.

MASTER SENIOR FLOATING RATE LLC
By: /s/ DONALD C. BURKE (Donald C. Burke, President and Chief Executive Officer)

This Registration Statement of BlackRock Senior Floating Rate Fund, Inc. has been signed by the following persons in the capacities and on the date indicated.

Signatures	Title
/s/ DONALD C. BURKE (Donald C. Burke)	President and Chief Executive Officer (Principal Executive Officer)

/s/ NEAL J. ANDREWS (Neal J. Andrews)	Chief Financial Officer (Principal Financial and Accounting Officer)

G. NICHOLAS BECKWITH, III* (G. Nicholas Beckwith, III)	Director

RICHARD E. CAVANAGH* (Richard E. Cavanagh)	Director

RICHARD S. DAVIS* (Richard S. Davis)	Director

KENT DIXON* (Kent Dixon)	Director

FRANK J. FABOZZI* (Frank J. Fabozzi)	Director

KATHLEEN FOLEY FELDSTEIN* (Kathleen Foley Feldstein)	Director

JAMES T. FLYNN* (James T. Flynn)	Director

HENRY GABBAY* (Henry Gabbay)	Director

JERROLD B. HARRIS* (Jerrold B. Harris)	Director

R. GLENN HUBBARD* (R. Glenn Hubbard)	Director

W. CARL KESTER* (W. Carl Kester)	Director

KAREN P. ROBARDS* (Karen P. Robards)	Director

ROBERT S. SALOMON, JR.* (Robert S. Salomon, Jr.)	Director

*By:	/s/ DONALD C. BURKE (Donald C. Burke, Attorney-in-Fact)	November 14, 2008

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EXHIBIT INDEX

Exhibit Number		Description
(h)(1)	—	Form of Distribution Agreement between Registrant and BlackRock Investments, Inc.
(h)(2)	—	Form of Selected Dealer Agreement.
(n)	—	Consent of Deloitte & Touche LLP, independent registered public accounting firm for Registrant and the Master LCC.

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